 As filed with the Securities and Exchange Commission on October 8, 1999
                                                     Registration No. 333-86459
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               ----------------

                                MEDIAPLEX, INC.
            (Exact name of Registrant as specified in its charter)

                               ----------------

           Delaware                             7372                          94-3295822
(tateSor other jurisdiction of      (Primary Standard Industrial           (I.R.S. Employer
 ncorporationior organization)       Classification Code Number)        Identification Number)

                       131 Steuart Street, Fourth Floor
                     San Francisco, California 94105-1230
                                (415) 808-1900
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ----------------

                              Gregory R. Raifman
                     Chairman and Chief Executive Officer
                                Mediaplex, Inc.
                       131 Steuart Street, Fourth Floor
                     San Francisco, California 94105-1230
                                (415) 808-1900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

            Aaron J. Alter, Esq.                         Laird H. Simons, III, Esq.
          Tamara G. Mattison, Esq.                        Robert A. Freedman, Esq.
             Linda M. Cuny, Esq.                          R. Gregory Roussel, Esq.
           Robert E. Dawson, Esq.                            Fenwick & West LLP
      Wilson Sonsini Goodrich & Rosati                      Two Palo Alto Square
          Professional Corporation                      Palo Alto, California 94306
             650 Page Mill Road                                (650) 494-0600
      Palo Alto, California 94304-1050
               (650) 493-9300

                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ----------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in the prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS     Subject to Completion, dated October 8, 1999

                             6,000,000 Shares

                              [LOGO OF MEDIAPLEX]

                                  Common Stock
--------------------------------------------------------------------------------

  This is our initial public offering of shares of common stock. We are offering 6,000,000 shares. No public market currently exists for our shares.

  We propose to list the shares on the Nasdaq National Market under the symbol "MPLX." Anticipated price range of $8.00 to $10.00 per share.

  Investing in the shares involves risks. "Risk Factors" begin on page 7.

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public Offering Price...............................................  $     $
Underwriting Discount...............................................  $     $
Proceeds to Mediaplex...............................................  $     $

  We have granted the underwriters a 30-day option to purchase up to 900,000 additional shares of common stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

  Lehman Brothers expects to deliver the shares on or about     , 1999.

--------------------------------------------------------------------------------

Lehman Brothers

           SG Cowen

                   U.S. Bancorp Piper Jaffray

                                                   Fidelity Capital Markets

                              a division of National Financial Services
                              Corporation

                                   Facilitating Electronic Distribution

    , 1999

                       [INSIDE FRONT COVER OF PROSPECTUS]

[GRAPHIC OF MEDIAPLEX LINKING A COMPANY WITH CUSTOMERS]


Caption: Mediaplex connects the enterprise.


Inside Front Cover Gatefold


[GRAPHIC OF WEB SITE SCREEN SHOTS FOR A SAMPLE APPLICATION OF A MEDIAPLEX ADVERTISING CAMPAIGN]


Heading across gatefold: MOJO Technology. Integrating enterprise data with online marketing campaigns to deliver the most relevant message to the right target . . . all in real time.


Captions:


EXAMPLE:


Mediaplex managing an online marketing campaign for Tickets.com on the AudioFind.com Web site.


1.An Internet user in Fort Lauderdale on the AudioFind.com Web site accesses a page on Female Pop Vocalists.


2.The MOJO platform serves a banner ad for Tickets.com with a message determined by business rules regarding the geographic profile of the user, their interest in a particular artist or music category, and the current Tickets.com auction inventory.


3.The Internet user clicks on the banner ad, arrives at the specific Tickets.com auction Web site to bid on concert tickets.


4.The MOJO platform records impressions, click-throughs and bid activity for reporting and return on investment analysis.


*****


Using Mediaplex, Tickets.com:


 .Increased the click-through rates on targeted auction banners 440% over the generic default banners


 .Improved management of auction ticket inventory

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Financial Data..................................................  22
Selected Pro Forma Financial Data........................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24

                                                                            Page
                                                                            ----
Business...................................................................  33
Management.................................................................  49
Related Party Transactions.................................................  58
Principal Stockholders.....................................................  61
Description of Capital Stock...............................................  63
Shares Eligible for Future Sale............................................  66
Underwriting...............................................................  68
Legal Matters..............................................................  70
Experts....................................................................  70
Where You Can Find Additional Information..................................  71
Index to Financial Statements.............................................. F-1

                             ABOUT THIS PROSPECTUS

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

  This preliminary prospectus is subject to completion prior to this offering. Among other things, this preliminary prospectus describes our company as we currently expect it to exist at the time of this offering.

  See the section of this prospectus entitled "Risk Factors" for a discussion of various factors that you should consider before investing in the common stock offered by this prospectus.

  Certain statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

  Mediaplex(TM), MOJO(TM), the Mediaplex logo, Storyboard Messaging(TM), Multiple Messaging(TM) and eBusiness Messaging(TM) are our trademarks. We have applied to register Mediaplex and MOJO, our trademarks. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

  Until         , 1999, all dealers selling shares of the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and the financial statements and notes to those statements appearing elsewhere in this prospectus.

  Except as otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the option granted by Mediaplex to purchase additional shares in this offering, assumes the conversion of all of our preferred stock into common stock upon the closing of this offering, and reflects our reincorporation into Delaware to be effected prior to the effectiveness of this offering. See "Underwriting."

                                   Mediaplex

  We provide technology-based services that enable companies to integrate their internal business data with their online advertising and direct marketing activities to deliver customized messages and offers to Web site visitors. Our services encompass the planning, execution, monitoring and analysis of Web-based advertising and marketing campaigns and are based upon our proprietary technology, tradenamed "MOJO." MOJO is an acronym for "mobile Java objects,"which are mobile software objects written in Java code. Our technology allows companies to change the content of Internet messages and offers in real time, or virtually instantaneously, in response to changes in their underlying business variables, such as inventory levels, product pricing and customer data.

  For example, companies try to avoid marketing goods that are out of stock, and often want to discount items that are overstocked or perishable, such as hotel rooms or airline seats. In addition, marketers may wish to target a particular geography or group of consumers. Our technology draws upon a company's up-to-the-minute business data to tailor the message for an adjusted price, a different product or mix of products, or any other message or offer the company would like to communicate. We believe customized, real-time messaging will increase consumer response to online advertisements and marketing, thereby improving companies' returns on advertising and marketing expenditures.

  The rapid growth in the worldwide online population and e-commerce spending has established the Internet as an important advertising medium. Forrester Research, Inc. anticipates that U.S. online advertising spending will grow from $2.8 billion in 1999 to $17.2 billion in 2003. To date, online advertising has not achieved effective "one-to-one" marketing, which requires delivery of the right message to the right consumer at the right time. The ability to send the right message in real time remains a significant challenge, which, if met, would enable companies to use the Internet as an effective marketing and sales channel.

  We believe we are the first company to offer a solution for businesses that integrates their internal business data with online advertising and direct marketing campaigns to deliver customized messages to consumers in real time. The benefits of our services include the following:

  . Comprehensive Online Advertising Campaigns. We provide a wide range of online campaign services including strategic planning, consumer targeting, media buying, ad serving, and measurement and reporting of results.

  . Real-time Tracking and Measuring of Campaign Results. We continually monitor a variety of measures, such as click-through and conversion rates, and provide Internet access to performance reports 24 hours a day.

  . Data Capture and Analysis. We place advertisements on Web sites frequented by consumers who match an advertiser's requested profile using data capture and analysis of a variety of consumer characteristics such as geography, demography, areas of interest and site visitation information.

  . Real-time Messaging. We can change the content and site placement of online advertisements in real time. This enables a company to tailor a message based on predefined business parameters and a consumer's profile in order to deliver the right message virtually instantaneously.

  . Integration of Customers' Business Information. Our MOJO technology enables us to integrate business information with an online advertising campaign to customize and deliver advertisements in real time based on consumer profiles and relevant business information such as inventory and pricing levels.

  Our top ten clients, based on revenues from January 1, 1999 to September 30, 1999, were Ashford, DATEK Online Brokerage Services, Corp., FreeShop, MyShopNow.com, OfficeMax, ShopNow.com, Strong Funds and uBid and the advertising agencies McCann-Erickson and Publicis & Hal Riney, who use our services on behalf of their clients such as Hewlett-Packard, Siebel Systems, Silicon Graphics and Sprint PCS. We depend on a limited number of clients for our revenues. In 1998, DATEK and uBid accounted for approximately 56% and 21% of our revenues, respectively, and in the first half of 1999, DATEK, Publicis & Hal Riney and uBid accounted for approximately 15%, 10% and 10% of our revenues, respectively.

  We currently generate the substantial majority of our revenues from advertising campaign management services. To date, we have not generated significant revenue from our message management services. We have deployed two campaigns for our message management services utilizing the real-time messaging and enterprise integration components of our MOJO technology. Although our revenues have increased from $3.6 million for all of 1998 to $7.3 million for the first six months of 1999, we have lost approximately $8.9 million since inception. We have not been profitable in any quarter and expect to continue to incur losses in the foreseeable future. We currently operate in a highly competitive market with no significant barriers to entry.

  After the consummation of this offering, our executive officers and directors will, directly or indirectly, control approximately 18,914,738 million shares of our common stock, representing approximately 53.7% of the total shares that will be outstanding. As a result, these persons will be able to control the election of our directors and other matters requiring stockholder approval.

  Our principal executive offices are located at 131 Steuart Street, Fourth Floor, San Francisco, California 94105-1230 and our telephone number is (415) 808-1900. Our Web site is located at www.mediaplex.com. Information contained on our Web site does not constitute part of this prospectus.

  We were incorporated in California in September 1996 as Internet Extra Corporation. On April 1, 1998, we set up a wholly-owned subsidiary, MediaPlex, Inc., a California corporation, to carry out our current business. We expect to merge MediaPlex, Inc. with Internet Extra Corporation and reincorporate the merged entity under the name "Mediaplex, Inc." in Delaware in October 1999.

                                  The Offering

 Common stock offered by Mediaplex..... 6,000,000 shares

 Common stock outstanding after the
  offering............................. 30,717,365 shares

 Use of proceeds....................... We estimate that we will receive net proceeds from this offering of
                                        $    49.2 million, or $56.7 million if
                                        the underwriters exercise their over-
                                        allotment option in full. We expect to
                                        use the net proceeds for general
                                        corporate purposes, including working
                                        capital and potential acquisitions. See
                                        "Use of Proceeds."

 Proposed Nasdaq National Market
  symbol............................... "MPLX"

  In addition to the 30,717,365 shares of common stock outstanding after this offering, as of the closing of this offering and based on the number of shares issued and options and warrants granted as of September 30, 1999, we expect to have additional shares of common stock available for issuance under the following plans and arrangements:

  . 12,243,000 shares issuable under our stock option plans, consisting of:

   . 9,278,498 shares underlying options outstanding at a weighted average exercise price of $0.82 per share, of which 5,036,301 were exercisable; and

   . 2,852,002 shares available for future issuance;

  . 875,000 shares issuable upon the exercise of warrants outstanding at a weighted average exercise price of $0.97 per share; and

  . 400,000 shares available for issuance under our 1999 Employee Stock
    Purchase Plan.

                             Summary Financial Data

  The following table is a summary of our statement of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial results for the six months ended June 30, 1998 are unaudited.

                          September 10,       Years Ended            Six Months
                         1996 (inception)    December 31,         Ended  June 30,
                         to December 31,  --------------------  ---------------------
                               1996         1997       1998       1998        1999
                         ---------------- ---------  ---------  ---------  ----------
                              (in thousands, except share and per share data)
Statement of Operations
 Data:
Revenues................        $  --        $  426    $ 3,588    $ 1,522     $ 7,323
Gross profit (loss).....           --           (19)       817        309       1,561
Loss from operations....         (255)       (1,115)    (1,772)      (782)     (5,525)
Net loss................         (255)       (1,117)    (2,019)    (1,016)     (5,511)
Net loss per share--
 basic and diluted......       $(0.07)      $ (0.13)   $ (0.25)   $ (0.11)    $ (0.46)
Weighted average shares
 used to compute net
 loss per share--basic
 and diluted............    3,795,714     8,457,464  8,186,127  9,408,557  12,070,449
Pro forma net loss per
 share--basic and
 diluted (unaudited)....                                $(0.25)                $(0.41)
Weighted average shares
 used to compute pro
 forma net loss per
 share--basic and
 diluted (unaudited)....                             8,186,127             13,501,001

  The following table is a summary of our balance sheet as of June 30, 1999. The pro forma column reflects the sale of 4,000,000 shares of our convertible preferred stock in August 1999 for gross proceeds of $14.4 million and the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering. The pro forma as adjusted column also reflects our receipt of the estimated net proceeds from the sale of the 6,000,000 shares of common stock offered in this offering at an assumed initial public offering price of $9.00 per share after deducting the estimated underwriting discount and offering expenses payable by us. See "Use of Proceeds" and "Capitalization."

                                                        As of June 30, 1999
                                                   -----------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
                                                   ------- --------- -----------
                                                          (in thousands)
Balance Sheet Data:
Cash and cash equivalents......................... $ 7,602  $22,002    $71,172
Working capital...................................   5,010   19,410     68,580
Total assets......................................  15,430   29,830     79,000
Long-term debt....................................     263      263        263
Total stockholders' equity........................   8,623   23,023     72,193

                                  RISK FACTORS

  You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Company

Our limited operating history makes financial forecasting and evaluation of our business difficult.

  We were founded in 1996 and began selling our advertising campaign management services in April 1998. In addition, we have only recently begun deploying our MOJO technology in client campaigns. Our limited operating history makes it difficult to forecast our future operating results, and for you to evaluate our future revenue and income potential, as well as your investment in our common stock. In particular, our limited operating history makes it difficult to evaluate our ability to:

  . purchase appropriate media space at reasonable costs;

  . attract new advertisers and maintain current client relationships;

  . achieve effective ad campaign results for our clients;

  . develop new relationships and maintain existing relationships with advertising agencies, our marketing alliance partners and other third parties;

  . continue to develop and upgrade our MOJO platform and other technology to keep pace with the growth of the Internet advertising industry and changes in technology; and

  . continue to expand the number of services we offer.

  In addition to the factors listed above, we have spent significant resources on our MOJO technology, the cornerstone of our company. However, we have only recently introduced message management services using our MOJO technology and these services remain largely untested. If our MOJO technology does not perform as anticipated, demand for our MOJO-based services will decline and our stock price may fall.

We have a history of losses, expect future losses and may never become profitable.

  We have not achieved profitability in any period to date and, given the level of planned operating and capital expenditures, we expect to continue to incur losses and negative cash flows for the foreseeable future. Our accumulated deficit as of June 30, 1999 was approximately $8.9 million. For the year ended December 31, 1998 and the six months ended June 30, 1999, we incurred losses of $2.0 million and $5.5 million, respectively. If our revenues grow more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted accordingly, our business will be harmed.

Variations in quarterly operating results, due to factors such as changes in demand and the mix of services we provide, may cause our stock price to decline.

  It is possible that in future periods our results of operations will be below the expectations of securities analysts. If so, the market price of your shares would likely decline. Our quarterly operating results have fluctuated in the past and are likely to continue to do so in the future. We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and should not be relied upon to predict our future performance or our stock price.

  Our quarterly revenues, expenses and operating results could vary significantly from quarter-to-quarter for several other reasons, many of which are beyond our control. These factors include:

  . demand for our advertising services and mix of services we provide;

  . addition of new or loss of current advertisers and advertising agencies;

  . decisions by advertisers or advertising agencies to implement or delay campaigns;

  . deployment of new services we may offer;

  . changes in availability and pricing of advertising space;

  . changes in our pricing policies or the pricing policies of our competitors; and

  . costs related to acquisitions of technology or businesses.

  Our current and future expense estimates are based, in large part, on estimates of future revenues, which are difficult to predict, and on our investment plans. In particular, we plan to increase our operating expenses significantly in order to expand our sales and marketing operations, to enhance our proprietary software and to expand internationally. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenues shortfall. If these expenses are not accompanied by increased revenues, our results of operations and financial condition would be harmed.

Our revenues depend upon a few key clients, and if we lose a major client, our revenues may be significantly reduced.

  Our revenues have been derived from a limited number of advertisers and advertising agencies that use our services. Our quarterly and annual results of operations would be harmed by the loss of any of these clients. In 1998, DATEK Securities, Inc. and uBid accounted for approximately 56% and 21% of our revenues, respectively. In the first half of 1999, DATEK Online Brokerage Services, Corp., Publicis & Hal Riney and uBid accounted for approximately 15%, 10% and 10% of our revenues, respectively, and five of our clients accounted for approximately 68% of our total revenues. In addition, four customers accounted for 76% of our outstanding accounts receivable at December 31, 1998 and three customers accounted for 48% of our outstanding accounts receivable at June 30, 1999. We expect that some of these entities may continue to account for a significant percentage of our revenues for the foreseeable future. Advertisers typically purchase advertising that runs for a limited time under short-term arrangements ranging from 30 days to one year. None of our clients is currently purchasing our advertising services under a long-term contract. Current advertisers may not continue to purchase advertising from us or we may not be able to successfully attract additional advertisers. In addition, the non-payment or late payment of amounts due to us from a significant advertiser or ad agency could harm our financial condition.

If we fail to establish, maintain and expand our business and marketing alliances, our ability to grow could be limited, we may not achieve desired revenues, and our stock price may decline.

  In order to grow our business, we must generate, retain and strengthen successful business and marketing alliances with companies in industries including:

  . Internet and traditional media advertising;

  . enterprise software;

  . Web site development and consulting;

  . information technology consultants.

  We depend, and expect to continue to depend, on our business and marketing alliances to refer business from their clients and customers to us. If companies with which we have business and marketing alliances do not refer their clients and customers to us to perform their online campaign and message management, our revenues and results of operations would be severely harmed. We currently expect that a significant amount of our future revenues will need to be generated through these relationships. In addition, if companies with which we have business and marketing alliances do not provide high quality products and services to our mutual clients, our sales could suffer. We have little control over the amount of resources these companies will devote to online advertising or referring their clients to our services. We may not be able to generate and maintain adequate relationships to offset the significant resources that are necessary to develop marketing efforts to reach clients of our business and marketing alliances.

Our MOJO technology is relatively new and untested; if our MOJO technology does not perform as anticipated, we would need to devote significant resources to address defects, and our reputation would be damaged.

  Our MOJO technology is complex and has had, and may have in the future, errors, defects or performance problems. In particular, we may encounter problems when it is more broadly used or when it is updated to expand and enhance its capabilities. We began using our MOJO technology to provide advertising and direct marketing services in April 1999. Although we have internally tested our MOJO technology extensively, we have deployed it in connection with only two message management campaigns to date. Consequently, our technology may still malfunction or suffer from design defects. If our technology malfunctions or contains such defects, our services may not be reliable or compatible in certain online environments used by our clients. In such instances, we would need to devote significant resources to address these defects, and any problems could result in lost revenues and damage to our reputation.

If our MOJO technology suffers from design defects, we may need to expend significant resources to address resulting product liability claims.

  Our business will be harmed if our MOJO technology suffers from design defects and, as a result, we become subject to significant product liability claims. Technology as complex as ours may contain design defects which are not detectable even after extensive internal testing. Such defects may become apparent only after widespread commercial use. Our contracts with our clients currently do not contain provisions to limit our exposure to liabilities resulting from product liability claims. We currently do not carry any insurance against product liabilities. Although we have not experienced any product liability claims to date, we cannot assure you that we will not do so in the future. Any product liability claim brought against us could materially harm our business.

If we fail to effectively manage our growth, our management and resources could be strained and our ability to capture new business could suffer.

  We have grown significantly since our inception and expect to grow quickly in the future. Future expansion could be expensive and strain our management and other resources.

  As we continue to increase the scope of our operations, we will need an effective planning and management process to implement our business plan successfully in the rapidly evolving market for Internet advertising. Our failure to manage this growth could seriously harm our business. We have increased our number of employees from 7 at September 30, 1998 to 109 at September 30, 1999. In addition, we have recently opened a sales office in Germany and we anticipate that we will further expand international operations in late 1999.

  . hire, train and integrate new personnel;

  . augment our financial and accounting systems;

  . expand and manage our sales operations, which are in several locations;
    and

  . expand our facilities.

The loss of our key personnel, including our chief executive officer, president and chief operating officer, or any inability to attract and retain additional personnel, could affect our ability to grow our business.

  Our future success depends to a significant extent on the continued service of our key senior management, technical and professional service and support personnel. The loss of the services of any member of our management team, in particular our chief executive officer, president and chief operating officer, would harm our business. Because many of our executives, including our chief financial officer, have only recently joined us, our management team has only worked together for a short time and may not work effectively together. We would also be harmed if one or more of our officers or key employees decided to join a competitor or otherwise compete with us.

  Our future success also depends on our continuing ability to attract, retain and motivate highly skilled employees. Competition for qualified personnel in the high technology industry is intense, particularly in the San Francisco Bay region of Northern California, where our principal offices are located. If we fail to hire and retain a sufficient number of sales, marketing, technical, service and support personnel, we will not be able to maintain or expand our business.

Our sales and implementation cycle is lengthy, which could divert our financial and other resources, and is subject to delays, which could result in delayed revenues.

  If the sales and implementation cycle of our services is delayed, our revenues will likewise be delayed. Our sales and implementation cycle is lengthy, causing us to recognize revenues long after our initial contact with a client. During our sales effort, we spend significant time educating prospective clients on the use and benefit of our campaign and message management services. As a result, the sales cycle for our products and services is long, ranging from a few weeks to several months for our larger clients. The sales cycle for our new message management services is likely to be longer than the sales cycle for our other current campaign management services because we believe that clients may require more extensive approval processes related to integrating internal business information with their online advertising campaigns. In addition, in order for a client to implement our services, the client must commit a significant amount of resources over an extended period of time. Furthermore, even after a client purchases our services, the implementation cycle is subject to delays. These delays may be caused by factors within our control, such as possible technology defects, as well as those outside our control, such as clients' budgetary constraints, internal acceptance reviews and the complexity of clients' online advertising needs.

If we are unable to develop relationships with suppliers of profiling services or obtain or develop profiling technology, we may not be able to attract new clients or retain our existing clients, which could limit our growth.

  In order for our services to be effective, we rely on the technology of third-party vendors that implement technologies, called profiling technologies, which can identify the particular audience to be targeted with an advertising message. If we are unable to develop relationships with suppliers of profiling services or obtain or develop profiling technology, our clients will not be able to realize the full potential that our services and technology offer. As a result, our ability to attract new clients will be hampered and we may lose clients. We cannot assure you that we can obtain or develop profiling technology in a cost-effective and timely manner, if at all.

Sustained or repeated system failures could significantly disrupt our operations, cause client dissatisfaction and reduce our revenues.

  The continuing and uninterrupted performance of our computer systems is critical to our success. Our operations depend on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, viruses, vandalism and other malicious acts, and similar unexpected adverse events, including earthquakes. Although we maintain system backup and auxiliary systems to mitigate the damage from the occurrence of any of these events, we may not have taken adequate steps to guard against every difficulty that could occur. Clients may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting the ability to deliver advertisements quickly and accurately to the targeted audiences. Sustained or repeated system failures would reduce significantly the attractiveness of our solutions to advertisers.

  In addition, interruptions in our services could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame required. Our ad network operations and computer hardware is primarily housed at Verio, Inc. and AboveNet Communications, Inc., third-party providers of Internet communication services located in San Francisco and San Jose, California, respectively. In addition, the failure of any advertising server system such as ours or DoubleClick's, including failures that delay the delivery of advertisements to Internet sites, could reduce client satisfaction and severely harm our business, results of operations and financial condition.

  In the past, users have occasionally experienced difficulties due to software incompatibility or system failures unrelated to our systems. In particular, on two occasions our network operations and computer hardware located in San Francisco experienced power failures that affected our ability to deliver our ad serving services for fifteen minutes and one hour, respectively. On another occasion, the same facility had network routing problems that caused a high number of retries to serve ads, which slowed down our ad serving operations. Although these disruptions have not had a material effect on our business, any further disruption in the Internet access provided by third-party providers or any failure of third-party providers to handle higher volumes of user traffic could seriously harm our business, results of operations and financial condition.

Our technology has not yet been fully tested at higher capacities, and capacity constraints could reduce our advertising revenues.

  The volume of advertising delivered through our servers has increased from 1 million impressions per day in January 1999 to up to 36 million impressions per day as of September 1999. Although to date we have not had difficulties in meeting demand for our services, further increases in the volume of advertising delivered through our servers could strain the capacity of our MOJO technology platform, which could lead to slower response times or system failures. This would adversely affect the availability of advertisements, the number of impressions received by advertisers and our advertising revenues. If we do not effectively address capacity constraints or system failures, our business, results of operations and financial condition would be harmed.

Acquisitions or strategic investments may divert our management's attention and consume resources necessary to sustain our business.

  In March 1999, we acquired Netranscend Software, Inc., a Java-based enterprise automation solutions software company. We intend to continue pursuing selective acquisitions of businesses and technologies to complement our current business. Any future acquisition or investment may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, and amortization expenses related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, any of which could harm our business, operating results or financial condition including:

  . difficulties in the integration and assimilation of the operations, technologies, services and personnel of an acquired business;

  . diversion of management's attention from other business concerns;

  . unavailability of favorable financing for future acquisitions; and

  . potential loss of key employees in any acquired business.

The patent application related to our MOJO technology is pending; if a patent does not issue, we may not be able to prevent competitors from using our technology.

  In July 1999, we filed a patent application related to our key proprietary technology platform, MOJO, with the U.S. Patent and Trademark Office. Our application is currently being reviewed by the U.S. Patent and Trademark Office, and we have no assurance that a patent will issue. If no patent issues, we will rely primarily on trade secret law to protect our MOJO technology, which may be more difficult to monitor and enforce. Even if we are issued a patent, third parties could successfully design around the patent to offer a competing service, and we could still be subject to claims of infringement from third parties.

If we fail to develop new technology-based services or improve our existing technology-based services to adapt to the changing needs and standards of the Internet advertising industry, sales of our services will decline.

  The Internet advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing client demands. The introduction of new services embodying new technologies and the emergence of new industry standards and practices could render our existing services obsolete and unmarketable or require unanticipated investments in research and development. Our failure to adapt successfully to these changes could harm our business, results of operations and financial condition.

  Our future success will depend on our ability to adapt to rapidly changing technologies, to enhance existing technologies and to partner or develop and introduce a variety of new technology-based services to address our clients' changing demands. For example, advertisers may require the ability to deliver advertisements utilizing new rich media formats and more precise consumer targeting techniques. In addition, increased availability of broadband Internet access is expected to enable the development of new services that take advantage of this expansion in delivery capability. We may also experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our technology-based services. In addition, any new technologies or enhancements that we develop must meet the requirements of our current and prospective clients and must achieve significant market acceptance. Material delays in introducing new technology-based services and enhancements may cause clients to forego purchases of our services and purchase those of our competitors.

  A key component of our strategy is to enhance the return on investment and other performance measurements for our advertiser and advertising agency clients. We have limited experience in implementing and following such a strategy and this strategy may not succeed.

We intend to expand our international sales efforts but do not have substantial experience in international markets.

  We opened a sales office in Germany in August 1999 and expect to initiate operations in selected additional international markets in 2000. As of September 30, 1999, we had not generated any revenues from international operations. We have limited experience in marketing, selling and supporting our services abroad, and we consequently may not be successful in these international markets. Expansion into international markets will require extensive management attention and resources.

  We also may enter into a number of international alliances as part of our international strategy and rely on these prospective business alliances to conduct operations, establish local networks, aggregate Internet sites and coordinate sales and marketing efforts. Our success in international markets will depend on the success of our business alliances and their willingness to dedicate sufficient resources to our relationships. International operations are subject to other inherent risks, including:

  . difficulties and costs of staffing and managing foreign operations;

  . seasonal reductions in business activity;

  . the impact of recessions in economies outside the United States;

  . changes in regulatory requirements;

  . export restrictions, including export controls relating to encryption technology;

  . reduced protection for intellectual property rights in some countries;

  . potentially adverse tax consequences;

  . political and economic instability;

  . tariffs and other trade barriers; and

  . fluctuations in currency exchange rates.

  Our failure to address these risks adequately may severely harm our business.

If others claim that we are infringing their intellectual property, we could incur significant expenses or be prevented from selling our services.

  Third parties may claim that we are infringing their intellectual property rights. In particular, third parties may claim that our MOJO technology, on which our success depends in large part, infringes their intellectual property rights. While we do not believe that our technology infringes the proprietary rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology. If any claims of infringement are brought against us, we could incur significant expenses defending against those claims, and suffer additional damages if our defense is not successful.

  Any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into royalty or license agreements; however, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or an injunction against the use of our services. A successful claim of patent or other intellectual property infringement against us would immediately harm our business and financial condition.

We may not be able to protect our technology from unauthorized use, which could diminish the value of our services, weaken our competitive position and reduce our revenues.

  Our success depends in large part on our proprietary technology, including our MOJO platform. In addition, we believe that our Mediaplex and MOJO trademarks are key to identifying and differentiating our services from those of our competitors. We may be required to spend significant resources to monitor and police our intellectual property rights. If we fail to successfully enforce our intellectual property rights, the value of our services could be diminished and our competitive position may suffer.

  We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Third-party software providers could copy or otherwise obtain and use our technology without authorization or develop similar technology independently which may infringe our proprietary rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property protection may also be unavailable or limited in some foreign countries.

  We generally enter into confidentiality or license agreements with our employees, consultants, vendors, clients and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to disclose, obtain or use our services or technologies. Our precautions may not prevent misappropriation of our services or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

Potential year 2000 problems with our internal systems or third-party systems could disrupt operations and harm our business.

  We and our clients depend, to a substantial degree, upon the proper functioning of computer systems. A failure of these systems to correctly recognize dates beyond December 31, 1999 could disrupt operations and harm our business. In the worst case, any failure in the Internet infrastructure could prevent us from serving advertisements for our clients for a period of time, resulting in lower revenues and client complaints. We currently do not have any special contingency plans for a failure of the Internet infrastructure due to year 2000 issues. A lengthy Internet infrastructure failure could materially harm our business, financial condition and results of operations.

  Many currently installed computer systems and software products worldwide are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they are not able to distinguish between the year 1900 and the year 2000. Accordingly, many companies, including ourselves and our clients, potential clients, vendors and business and marketing alliances, may need to continue to upgrade their systems to comply with applicable year 2000 requirements.

  Additionally, our failure to provide year 2000 compliant services to our clients could result in financial loss, reputational harm and legal liability to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

Risks Related to Our Industry

Future restrictions or regulations related to privacy concerns and inadequate security on the Internet could limit the effectiveness of and reduce the demand for our services and technology.

  The effectiveness of our services and technology rely on the effectiveness of techniques for profiling Internet users, which may raise privacy concerns. Our clients generally have implemented security features to protect the privacy and integrity of the data collected from their users. However, this data may be susceptible to hacker interception, break-ins and disruption. If any of these were to occur, or if a well-publicized compromise of security were to occur, Internet usage may not increase at the rate we expect, and consequently, our services would be perceived as less effective or desirable by our clients.

  Visitors to Web sites on which our advertising messages are placed may not be aware that data regarding them is being collected by third-party data profiling companies. There currently exists software that can limit the effectiveness of data profiling technology from capturing information for a particular viewer to a Web site. Widespread use of this limiting or inhibiting technology would decrease the effectiveness of our services for our clients, that are dependent upon the reliability of the information we obtain from profiling companies, which would decrease the attractiveness of those services to our clients. If this occurs, our business would be significantly harmed.

  In addition, due to privacy concerns, some Internet commentators, advocates and governmental bodies have suggested that the use of some of these techniques for profiling users be limited or eliminated altogether. It is possible in the future that federal, state or other governmental entities may restrict the gathering and use of such profile information. If the gathering of profiling information were to be curtailed in any way, our services would be less effective, which would harm our business.

  The European Union has recently adopted a directive addressing data privacy that may result in limitations on the collection and use of certain information regarding Internet users. These limitations may limit our ability to target advertising or collect and use information in most European countries. Since most EU member states have not implemented regulations with respect to the directive at this time, we cannot yet determine the impact of the directive on us. However, we are aware that Germany, in particular, has adopted significant restrictions on the use of some kinds of profiling techniques, including techniques third party profiling companies, on which we rely for data, often use. Widespread adoption of these kinds of restrictions in other European or other countries could decrease our ability to provide our advertising and direct marketing services effectively in those countries, which would hamper our ability to expand our operations internationally.

Our business model and ability to generate significant revenues depend upon broad market acceptance of Internet advertising.

  Our business model relies on revenues generated primarily by providing Internet advertising services to response-oriented advertisers. The Internet as an advertising medium has not been in existence for a sufficient period of time to demonstrate its effectiveness. Internet banner advertising, response-oriented marketing and other types of Internet advertising, as well as technology-based methods for targeting advertising and tracking, measuring and reporting the results of Internet advertising may not achieve broad market acceptance. Our ability to generate significant revenues from advertisers will depend, in part, on our ability to:

  . demonstrate to advertisers that banner advertising and direct response advertising on the Internet will add value and increase marketing effectiveness;

  . attract and retain advertisers and advertising agencies by differentiating the services and technology we offer; and

  . obtain adequate available advertising inventory from a large base of Internet sites.

  There are filter software programs available that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising would be limited by widespread adoption of these programs.

Intense competition in the Internet advertising industry could reduce our ability to gain clients and might require us to reduce prices, which could reduce our revenues.

  We face intense competition in the Internet advertising services industry. The following categories represent current and potential competition:

  . providers of online media planning and buying services, such as Avenue A;

  . ad serving companies, such as AdForce, DoubleClick and Engage
    Technologies, Inc.;

  . publisher networks that provide services directly to clients, such as Flycast Communications and 24/7 Media, Inc.;

  . organizations that manage affiliate programs, such as LinkShare; and

  . advertising agencies with in-house online media management capabilities, such as Lowe Interactive.

  We believe that our ability to compete depends upon many factors both within and outside of our control, including:

  . the effectiveness, ease of use, performance and features of our technology;

  . client perceptions of the effectiveness of our services and technology;

  . the price of our services;

  . our ability to service our clients effectively over a broad geographic basis; and

  . the timing and acceptance of new services and enhancements to existing solutions developed by us or our competitors.

  The intense competition among Internet sites has led to the creation of a number of pricing alternatives for Internet advertising. These alternatives make it difficult for us to project future levels of advertising revenues and applicable gross margins that can be sustained either by us or the Internet advertising industry in general.

  We expect competition to continue to increase in our industry because there are no substantial barriers to entry. Competition may also increase as a result of industry consolidation. Companies doing business on the Internet, including ours, must also compete with television, radio, cable and print media for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium. In addition, as we expand the scope of our Internet advertising and direct marketing services, we may compete with a greater number of Internet sites and other media companies across a wide range of different Internet services. Competitive pressures could prevent us from growing, reduce our market share or require us to reduce prices on our services, any of which could harm our business.

  Many of our existing competitors have significantly greater financial, technical, marketing, service and other resources, have a larger installed base of users, have been in business longer or have greater name recognition than we do. Some of our competitors' services may be more effective than our services at performing particular functions or be more customized for particular needs. Some large companies may attempt to build functions into their services that are similar to functions of our services. Even if these functions are more limited than those provided by our services, those services could discourage potential clients from purchasing our services, as well as lead to price reductions that could harm our revenues. In addition, companies larger than ourselves may be more successful in purchasing advertising space.

Seasonality and cyclical spending may cause fluctuations in our quarterly revenue, which may cause us to miss our projected revenue and result in a decline in our stock price.

  We believe that our revenues will be subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. A decline in the economic prospects of advertisers or the economy generally could cause companies to discontinue, delay or reduce online advertising spending. These events could reduce the demand for our services and cause a decline in our stock price.

Potential clients in specific industries may require us to refuse business from their competitors, limiting our business opportunities and stunting our revenue growth.

  To use our services most effectively, advertisers must integrate their internal business data into their advertising campaigns to deliver a targeted message. This type of integration may raise privacy concerns and prompt our clients to require us to contract with them exclusively within their specific industry. If our clients impose these restrictions on us, our potential client base and revenue growth would be limited.

  To fully utilize our MOJO-based services, we must have access to our clients' proprietary enterprise data. Many companies are wary of third parties having access to their enterprise business information, because access by third parties increases the risk that confidential enterprise data may become known, even if unintentionally, to outsiders that are not the intended recipients of the data. These privacy concerns may be so great as to prompt our clients to attempt to contractually prohibit us from managing the online advertising campaigns of their competitors. If our potential client base in a particular industry was limited in this way, our business and future revenues could be harmed. To date, a few clients have requested that we do not service their competitors; however, we have not agreed to these requests. To address our clients' concerns, we have established procedures to ensure the protection of our clients' data, such as the use of separate teams to work with each client and the use of separate, secure servers for clients' advertising and message campaigns where a conflict may exist. However, we cannot assure you that these measures will be adequate for our client to continue to use our services.

Government regulation and legal uncertainties of doing business on the Internet may inhibit the commercial acceptance of the Internet and result in decreased demand for our services.

  Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. These regulations could affect the costs of communicating on the Internet and adversely affect the growth in use of the Internet. In turn, these regulations could result in decreased demand for our services or otherwise harm our business.

  Recently, the United States Congress enacted Internet legislation regarding children's privacy, copyrights and taxation. A number of other laws and regulations may be adopted covering issues such as user privacy, pricing, acceptable content, taxation and quality of products and services. This legislation could hinder growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium. In addition, the growing use of the Internet has burdened existing telecommunications infrastructure and has caused interruptions in telephone service. Certain telephone carriers have petitioned the government to regulate and impose fees on Internet service providers and online service providers in a manner similar to long distance carriers.

  Due to the global nature of the Internet, it is possible that, while our transmissions originate in California, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws including those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Our business could be adversely affected by the adoption or modification of laws or regulations relating to the Internet.

Spending by our clients to evaluate and address year 2000 compliance could result in lower demand for our services.

  In 1999, a significant number of companies, including some of our current clients, may be required to devote a substantial amount of their information technology resources to test systems for year 2000 compliance and fix existing year 2000 problems. If these clients also defer purchases of our services until year 2000 problems have been resolved, it will depress our sales in the near term.

Additional Risks That May Affect Our Stock Price

Because our directors and executive officers together own a large percentage of our voting stock, your voting power may be limited, which may prevent an acquisition of our company or depress our stock price.

  After this offering, it is anticipated that our executive officers and directors will beneficially own or control, directly or indirectly, 18,914,738 million shares of common stock, which in the aggregate will represent approximately 53.7% of the outstanding shares of common stock. As a result, if these persons act together, they will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any business combination. This may delay or prevent an acquisition or affect the market price of our stock.

As a new investor, you will experience immediate and substantial dilution of your investment.

  If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution in pro forma net tangible book value of $6.73 per share. If the holders of outstanding options and warrants exercise those options, you will experience further dilution.

An active public market for our common stock may not develop, which could impede your ability to sell your shares and depress our stock price.

  Before this offering, you could not buy or sell our common stock on a public market. An active public market for our common stock may not develop or be sustained after the offering, which could affect your ability to sell your shares and depress the market price of your shares. The market price of your shares may fall below the initial public offering price.

Future sales of our common stock, including those purchased in this offering, may depress our stock price.

  Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on shares outstanding as of September 30, 1999, upon completion of this offering we will have outstanding 30,717,365 shares of common stock, assuming no exercise of the underwriters' overallotment option. Of these shares, the 6,000,000 shares of common stock sold in this offering and an additional 55,000 shares of common stock will be freely tradable, without restriction, in the public market. An additional 75,814 shares of common stock will become freely tradeable 90 days from the date of this prospectus. After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional 15,826,551 shares will be eligible for sale in the public market.

  In addition, the 4,968,885 shares subject to outstanding options and warrants will be exercisable, and if exercised, available for sale 180 days after the date of this prospectus. See "Shares Eligible for Future Sale" for a description of shares of common stock that are available for future sale.

We have adopted anti-takeover provisions in our charter documents that could delay or prevent an acquisition of our company.

  Our certificate of incorporation and bylaws contain provisions, such as undesignated preferred stock, a staggered board and the restriction on the persons that can call special board or stockholder meetings, which could make it more difficult for a third-party to acquire us without the consent of our board of directors. While we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirors to negotiate with our board of directors, these provisions may apply even if the offer may be considered beneficial by some stockholders.

                                USE OF PROCEEDS

  Our net proceeds from the sale of the 6,000,000 shares of common stock offered in this offering at an assumed initial public offering price of $9.00 per share, after deducting the estimated underwriting discount and offering expenses payable by us will be approximately $49.2 million. If the underwriters' over-allotment option is exercised in full, our net proceeds will be approximately $56.7 million.

  We expect to use approximately $7.5 million of the net proceeds for capital expenditures and the majority of the net proceeds for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations to do so.

  Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade marketable securities.

                                DIVIDEND POLICY

  We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

The following table sets forth our capitalization as of June 30, 1999. Our capitalization is presented:

  . on an actual basis;

  . on a pro forma basis to give effect to the sale of 4,000,000 shares of convertible preferred stock subsequent to June 30, 1999 for gross proceeds of $14.4 million and the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock effective upon the closing of this offering; and

  . on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of the 6,000,000 shares of common stock offered in this offering at an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discount and offering expenses payable by us.

                                                          June 30, 1999
                                                  ------------------------------
                                                                      Pro Forma
                                                  Actual   Pro Forma As Adjusted
                                                  -------  --------- -----------
                                                         (in thousands)
Long-term debt..................................  $   263   $   263    $   263
                                                  -------   -------    -------
Stockholders' equity:
Convertible preferred stock, $.0001 par value,
 8,206,000 shares authorized, 5,706,000 issued
 and outstanding, actual; 10,000,000 shares
 authorized, no shares issued or outstanding,
 pro forma and pro forma as adjusted............  $     1       --         --
Common stock, $.0001 par value; 40,000,000
 shares authorized, 14,838,865 shares issued and
 outstanding, actual; 150,000,000 shares
 authorized, 24,544,865 shares issued and
 outstanding, pro forma; 150,000,000 shares
 authorized, 30,544,865 shares issued and
 outstanding, pro forma as adjusted.............        1         2          3
Additional paid-in capital......................   20,239    34,639     83,808
Warrants........................................      757       757        757
Deferred stock compensation.....................   (3,232)   (3,232)    (3,232)
Receivable from sale of Series B preferred
 stock..........................................     (240)     (240)      (240)
Accumulated deficit.............................   (8,578)   (8,578)    (8,903)
                                                  -------   -------    -------
Total stockholders' equity......................    8,623    23,023     72,193
                                                  -------   -------    -------
  Total capitalization..........................  $ 8,886   $23,286    $72,456
                                                  =======   =======    =======

  In addition to the 30,544,865 shares of common stock to be outstanding after this offering, as of the closing of this offering and based on the number of shares issued and options and warrants granted as of June 30, 1999, we expect to have additional shares of common stock available for issuance under the following plans and arrangements:

  . 12,243,000 shares issuable under our stock option plans, consisting of:

   . 8,625,698 shares underlying options outstanding at a weighted average exercise price of $0.56 per share, of which 4,704,435 were exercisable; and

   . 3,617,302 shares available for future issuance;

  . 875,000 shares issuable upon the exercise of warrants outstanding at a weighted average exercise price of $0.97 per share; and

  . 400,000 shares available for issuance under our 1999 Employee Stock
    Purchase Plan.

  Please read the capitalization table together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included in this prospectus.

                                    DILUTION

  As of June 30, 1999, our net tangible book value, on a pro forma basis to give effect to the sale of 4,000,000 shares of our convertible preferred stock subsequent to June 30, 1999 for gross proceeds of $14.4 million and the conversion of our preferred stock into common stock at the closing of this offering, was $20.2 million, or $0.83 per share of common stock. "Net tangible book value" per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. As of June 30, 1999, our net tangible book value, on a pro forma basis as adjusted for the sale of the 6,000,000 shares offered in this offering at an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discount and offering expenses payable by us, would have been approximately $2.27 per share. This represents an immediate increase of $1.44 per share to existing stockholders and an immediate dilution of $6.73 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.....................       $9.00
 Pro forma net tangible book value per share as of June 30, 1999.... $0.83
 Increase per share attributable to new investors...................  1.44
                                                                     -----
Pro forma net tangible book value per share after the offering......       $2.27
                                                                           -----
Dilution per share to new investors.................................       $6.73
                                                                           =====

  The following table summarizes, as of June 30, 1999, on the pro forma basis described above, the differences between the total consideration paid and the average price per share paid by our existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, based on an assumed initial public offering price of $9.00 per share:

                                Shares Purchased     Total Consideration    Average
                              --------------------- ----------------------   Price
                                Number   Percentage   Amount    Percentage Per Share
                              ---------- ---------- ----------- ---------- ---------
     Existing stockholders... 24,544,865    80.4%   $20,240,901    27.3%    $ 0.82
     New investors...........  6,000,000    19.6     54,000,000    72.7     $ 9.00
                              ----------   -----    -----------   -----
      Total.................. 30,544,865   100.0%   $74,240,901   100.0%
                              ==========   =====    ===========   =====

  In addition to the 30,544,865 shares of common stock outstanding after this offering, as of the closing of this offering and based on the number of shares issued and options and warrants granted as of June 30, 1999, we expect to have additional shares of common stock available for issuance under the following plans and arrangements:

  . 12,243,000 shares issuable under our stock option plans, consisting of:

   . 8,625,698 shares underlying options outstanding at a weighted average exercise price of $0.56 per share, of which 4,704,435 were exercisable; and

   . 3,617,302 shares available for future issuance;

  . 875,000 shares issuable upon the exercise of warrants outstanding at a weighted average exercise price of $0.97 per share; and

  . 400,000 shares available for issuance under our 1999 Employee Stock
    Purchase Plan.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus. The balance sheet data as of December 31, 1997 and 1998 and June 30, 1999 and the statement of operations data for the period from September 10, 1996 (inception) to December 31, 1996, the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999 have been derived from our audited financial statements and related notes included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 1998 are derived from our unaudited interim financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 1996 is derived from audited financial statements not included in this prospectus. In management's opinion, the unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of results for the entire year.

                         September 10,
                             1996
                          (inception)       Years Ended           Six Months Ended
                              to           December 31,               June 30,
                         December 31,  ----------------------  -----------------------
                             1996         1997        1998        1998        1999
                         ------------- ----------  ----------  ----------  -----------
                              (in thousands, except share and per share data)
Statement of Operations
 Data:
Revenues................  $       --   $      426  $    3,588  $    1,522  $     7,323
Cost of revenues........          --          445       2,771       1,213        5,762
                          ----------   ----------  ----------  ----------  -----------
 Gross profit (loss)....          --          (19)        817         309        1,561
                          ----------   ----------  ----------  ----------  -----------
Operating expenses:
 Sales and marketing....          23          481         820         395        1,647
 Research and
  development...........          49          347         556         220          815
 General and
  administrative........          31          256         635         325        1,082
 Stock-based
  compensation..........         152           11         578         151        3,291
 Amortization of
  goodwill and
  intangibles...........          --           --          --          --          251
                          ----------   ----------  ----------  ----------  -----------
  Total operating
   expenses.............         255        1,095       2,589       1,091        7,086
                          ----------   ----------  ----------  ----------  -----------
Loss from operations....        (255)      (1,114)     (1,772)       (782)      (5,525)
Interest income
 (expense), net.........          --           (3)       (247)       (234)          14
                          ----------   ----------  ----------  ----------  -----------
Net loss................  $     (255)  $   (1,117) $   (2,019) $   (1,016) $    (5,511)
                          ==========   ==========  ==========  ==========  ===========
Net loss per share--
 basic and diluted......  $    (0.07)  $    (0.13) $    (0.25) $    (0.11) $     (0.46)
                          ==========   ==========  ==========  ==========  ===========
Weighted average shares
 outstanding............   3,795,714    8,457,464   8,186,127   9,408,557   12,070,449
                          ==========   ==========  ==========  ==========  ===========
Pro forma net loss per
 share--basic and
 diluted................                           $    (0.25)             $     (0.41)
                                                   ==========              ===========
Weighted average shares
 used to compute
 pro forma net loss per
 share--basic and
 diluted................                            8,186,127               13,501,001
                                                   ==========              ===========

                                                     December 31,
                                                  --------------------  June 30,
                                                  1996  1997    1998      1999
                                                  ----  -----  -------  --------
Balance Sheet Data:
Cash and cash equivalents........................ $ 27  $ 142  $   375  $ 7,602
Working capital..................................  (46)  (586)  (1,863)   5,010
Total assets.....................................   52    262    1,444   15,430
Long-term debt ..................................   --     65      232      263
Shareholders' equity (deficit):..................  (22)  (558)  (1,962)   8,623

                       SELECTED PRO FORMA FINANCIAL DATA

  On March 25, 1999, we acquired Netranscend Software, Inc., a Java-based enterprise automation solutions software company. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values on the acquisition date. The following unaudited pro forma statement of operations data reflect the acquisition of Netranscend Software, Inc. as if the acquisition had occurred on January 1, 1998. The pro forma statement of operations data may not be indicative of the results of operations had the acquisition actually occurred on January 1, 1998, nor do they purport to indicate our future results of operations.

                                                                  Year Ended
                                                                 December 31,
                                                                     1998
                                                                --------------
                                                                (in thousands,
                                                                 except share
                                                                and per share
                                                                    data)
Pro Forma Statement of Operations Data:
Revenues.......................................................      $ 3,588
Cost of revenues...............................................        2,771
                                                                  ----------
 Gross profit..................................................          817
                                                                  ----------
Operating expenses:
 Sales and marketing...........................................          819
 Research and development......................................          557
 General and administrative....................................          645
 Stock-based compensation......................................          578
 Amortization of goodwill and intangibles......................        1,003
                                                                  ----------
  Total operating expenses.....................................        3,602
                                                                  ----------
Loss from operations...........................................       (2,785)
Interest income (expense), net.................................         (247)
                                                                  ----------
Net loss.......................................................      $(3,032)
                                                                  ==========
Pro forma net loss per share--basic and diluted (1)............      $ (0.30)
                                                                  ==========
Weighted average shares used to compute pro forma net loss per
 share--basic and diluted (1)..................................   10,165,127
                                                                  ==========

--------

(1) See Note B of Notes to Pro Forma Financial Information for a description of the method used to compute basic and diluted pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included later in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this prospectus.

Overview

  We provide technology-based advertising and marketing services for companies and advertising agencies that seek to optimize their Internet marketing campaigns. Although we were incorporated in September 1996, we did not begin offering our advertising campaign management services until April 1998. Before April 1998, we operated under a different business model, which generated revenues primarily from the sale of advertising space on two Web sites formerly operated by us which delivered sports and business news and information. We decided to cease the operation of these sites because we determined that the sites were not generating satisfactory operating results and because we believed that our present business model represented a superior opportunity. During the first half of 1998, we devoted most of our resources to developing our new business plan and technology and establishing our technical and sales organizations.

  In the second quarter of 1998, we began generating revenues from our advertising campaign management services, and since the fourth quarter of 1998 we have derived substantially all of our revenues from this source. Our campaign management services include planning the online campaign, coordinating the online and offline portions of the campaign, purchasing and placing online media, and tracking, analyzing and reporting the results of the media campaign. In the second quarter of 1999, we began utilizing our mobile Java objects, or MOJO, architecture to enhance our service offerings and expand our business. We plan to broaden our revenue sources by leveraging the capabilities of our MOJO architecture to offer message management services, which will allow advertisers to integrate their internal business information into an online advertising campaign and to tailor their advertising messages or offers in real time. To date, we have not generated significant revenues from message management services.

  We currently provide advertising campaign management services for a fixed fee, which varies from client to client. This fee is principally based on the extent of services provided and the direct cost of media placement. This cost of purchasing advertising space on an Internet site is typically determined by the cost per thousand impressions. Revenues from advertising campaign management services are recognized in the period that advertising impressions are delivered, or placed on an Internet site, provided that no significant obligations on our part remain at the end of the period and the collection of the resulting receivable is probable. Our obligations often include, for instance, guarantees of a minimum number of impressions. To the extent that significant obligations remain, we defer recognition of the corresponding portion of the revenues until these obligations are met.

  Cost of revenues consists primarily of the cost of procuring advertising space on third-party Internet sites and, to a lesser extent, of the telecommunications and other costs related to maintaining our ad servers at third-party locations. These costs are recorded in the period that the advertising impressions are delivered and the related revenues are recorded. Currently, we purchase advertising space on Internet sites for a particular media campaign. In the future, we may enter into purchase commitments to obtain advertising space in bulk without a particular media campaign identified in order to obtain more favorable pricing.

  To date, we have expensed all of our research and development costs in the period in which we incur these costs. The period from achievement of technological feasibility to the general availability of our software to clients has been short, and therefore software development costs qualifying for capitalization have been insignificant.

  In March 1999, we acquired Netranscend Software, Inc., a Java-based enterprise automation solutions software company, for a note payable of $430,000, due in four annual installments beginning in March 2000, and 1,979,000 shares of common stock. This acquisition was accounted for under the purchase method of accounting. We recorded $3.0 million of goodwill and other identifiable intangible assets in connection with this acquisition, which are being amortized over a three-year period.

  We have a limited operating history upon which you may evaluate our business and prospects. We incurred net losses of $255,000 in 1996, $1.1 million in 1997, $2.0 million in 1998 and $5.5 million in the first six months of 1999. At June 30, 1999, our accumulated deficit was $8.6 million. We anticipate that we will incur additional operating losses for the foreseeable future.

Results of Operations

  The following table sets forth our statement of operations data expressed as a percentage of revenues:

                                             Six Months
                            Years Ended         Ended
                            December 31,      June 30,
                            --------------   -------------
                             1997    1998    1998    1999
                            ------   -----   -----   -----
Revenues..................   100.0 % 100.0 % 100.0 % 100.0 %
Cost of revenues..........   104.6    77.2    79.7    78.7
                            ------   -----   -----   -----
 Gross profit.............    (4.6)   22.8    20.3    21.3
                            ------   -----   -----   -----
Operating expenses:
 Sales and marketing......   112.9    22.8    25.9    22.5
 Research and
  development.............    81.5    15.5    14.5    11.1
 General and
  administrative..........    60.0    17.8    21.4    14.8
 Stock-based
  compensation............     2.6    16.1     9.9    45.0
 Amortization of goodwill
  and intangibles.........      --      --      --     3.4
                            ------   -----   -----   -----
  Total operating
   expenses...............   257.0    72.2    71.7    96.8
                            ------   -----   -----   -----
Loss from operations......  (261.6)  (49.4)  (51.4)  (75.5)
Interest income (expense),
 net......................    (0.6)   (6.9)  (15.4)    0.2
                            ------   -----   -----   -----
Net loss..................  (262.2)% (56.3)% (66.8)% (75.3)%
                            ======   =====   =====   =====

Six Months Ended June 30, 1999 and 1998

  Revenues. Revenues increased to $7.3 million for the six months ended June 30, 1999 from $1.5 million for the six months ended June 30, 1998. The period-to-period increase was primarily due to our commencement of selling advertising campaign management services to a broad set of advertisers, including advertising agencies, in April 1998. In the first six months of 1999, substantially all of our revenues consisted of advertising fees received for providing advertising campaign management services. In the first six months of 1998, our revenues were primarily derived from the sale of advertising on our Internet content sites.

  In the six months ended June 30, 1999, five of our clients represented approximately 68% of our revenues, and in the six months ended June 30, 1998, four of our clients represented approximately 80% of our revenues.

  Cost of Revenues. Cost of revenues increased to $5.8 million, or 78.7% of revenues, for the six months ended June 30, 1999 from $1.2 million, or 79.7% of revenues, for the six months ended June 30, 1998. The increase in cost of revenues in the 1999 period was primarily due to the increase in our revenues. The cost of revenues in the six months ended June 30, 1999 was comprised primarily of media placement costs, while the cost of revenues in the six months ended June 30, 1998 consisted primarily of the cost of maintaining our Internet content sites.

Operating Expenses

  Sales and Marketing. Sales and marketing expenses consist primarily of compensation expenses, including salaries, commissions and related payroll expenses, recruiting costs, and marketing expenses, including those expenses associated with customer service and support. Sales and marketing expenses increased to $1.6 million, or 22.5% of revenues, for the six months ended June 30, 1999 from $395,000, or 25.9% of revenues, for the six months ended June 30, 1998. The dollar increase in sales and marketing expenses during the 1999 period was primarily due to the significant growth of our sales and marketing organization in 1999 as we focused on selling advertising campaign management services. The number of sales and marketing personnel increased from 5 as of June 30, 1998 to 41 as of June 30, 1999. The decrease in sales and marketing expenses as a percentage of revenues was primarily due to the significant growth in revenues. We expect that sales and marketing expenses will continue to increase in dollars and, in the near term, increase as a percentage of revenues.

  Research and Development. Research and development expenses consist primarily of compensation and related expenses for our internal development staff and fees for contractor services. Research and development expenses increased to $816,000, or 11.1% of revenues, for the six months ended June 30, 1999 from $220,000, or 14.5% of revenues, for the six months ended June 30, 1998. This dollar increase in research and development expenses was due primarily to an increase in the number of development engineers in our research and development organization. The number of development engineers increased from 2 as of June 30, 1998 to 19 as of June 30, 1999. The decrease in research and development expenses as a percentage of revenues was primarily due to the significant growth in revenues. We expect to continue to spend significant amounts on research and development as we continue to develop and upgrade our technology. Accordingly, we expect that research and development expenses will continue to increase in dollars and, in the near term, increase as a percentage of revenues.

  General and Administrative. General and administrative expenses consist primarily of compensation and related expenses and fees for contractor services. General and administrative expenses increased to $1.1 million, or 14.8% of revenues, for the six months ended June 30, 1999 from $325,000, or 21.4% of revenues, for the six months ended June 30, 1998. The dollar increase in general and administrative expenses was due primarily to an increase in personnel. The number of general and administrative personnel increased from none as of June 30, 1998 to 17 as of June 30, 1999. The decrease in general and administrative expenses as a percentage of revenues was primarily due to the significant growth in revenues. We expect that general and administrative expenses will continue to increase in dollars in the future, reflecting the additional costs associated with increasing our infrastructure and headcount as we grow and the costs of being a public company and, in the near term, increase as a percentage of revenues.

  Stock-based Compensation. Stock-based compensation expense increased to $3.3 million for the six months ended June 30, 1999 from $151,000 for the six months ended June 30, 1998. For accounting purposes, we recognize stock-based compensation in connection with the issuance of shares of our common stock and the granting of options or warrants to purchase our common stock to employees and consultants with purchase or exercise prices that are less than the deemed fair market value at the grant date. Stock-based compensation related to the issuance of shares of common stock has been expensed in the period in which the common stock was issued. Stock-based compensation related to the issuance of options and warrants to purchase common stock is being amortized over the vesting period of the stock options through 2003. Total deferred stock compensation as of June 30, 1999 was $3.2 million. These deferred amounts and the related amortization charges will increase if we record further deferred stock compensation in future periods.

  Amortization of Goodwill and Intangible Assets. Amortization expense was $251,000 for the six months ended June 30, 1999, due to the amortization of goodwill and intangible assets recorded in connection with our acquisition of Netranscend Software, Inc. in March 1999. We recorded no goodwill amortization expense for the first six months of 1998. We expect to recognize $251,000 of amortization expense for this transaction in each quarter through the first quarter of 2002.

  Interest Income (Expense), Net. Interest income, net was $14,000 in the six months ended June 30, 1999, representing primarily interest earned on the $9.6 million of cash and cash equivalents we generated in the period from private placements of convertible preferred stock. The net interest expense of $234,000 in the six months ended June 30, 1998 was primarily due to the beneficial conversion feature of a note payable to stockholders.

Years Ended December 31, 1998, 1997 and 1996

  Revenues. Revenues were $3.6 million in 1998 and $426,000 in 1997. We did not have any revenues in 1996. The increase in revenues from 1997 to 1998 was primarily due to the commencement of selling advertising campaign management services in April 1998. In 1997, we were selling advertising space on our Internet content sites under our prior business model. In 1998, we began providing our advertising campaign management services and increased our sales force, resulting in significant revenue growth in 1998.

  Cost of Revenues. Total cost of revenues was $2.8 million, or 77.2% of revenues, in 1998 and $445,000, or 104.6% of revenues, in 1997. The dollar increase in cost of revenues was primarily due to the increase in revenues from 1997 to 1998. The decrease in cost of revenues as a percentage of revenues in 1998 as compared to 1997 was primarily due to the commencement of selling advertising campaign management services.

Operating Expenses

  Sales and Marketing. Sales and marketing expenses were $820,000, or 22.8% of revenues, in 1998, $481,000, or 112.9% of revenues, in 1997, and $23,000 in
1996. The dollar increases in sales and marketing expenses from 1996 to 1997, and from 1997 to 1998 were primarily due to increases in the number of sales personnel. The decrease in sales and marketing expenses as a percentage of revenues was primarily due to the rate of increase in revenues in 1998.

  Research and Development. Research and development expenses were $556,000, or 15.5% of revenues, in 1998, $347,000, or 81.5% of revenues, in 1997, and
$49,000 in 1996. The dollar increases in research and development expenses from 1996 to 1997, and from 1997 to 1998 were primarily due to the increases in the number of development engineers we employed. The decrease in research and development expenses as a percentage of revenues was primarily due to the rate of increase in revenues in 1998.

  General and Administrative. General and administrative expenses were $636,000, or 17.8% of revenues, in 1998, $256,000, or 60.0% of revenues, in
1997, and $31,000 in 1996. The dollar increases in general and administrative expenses from 1996 to 1997, and from 1997 to 1998 were primarily due to the increases in the number of administrative personnel and outside administrative services costs. The decrease in general and administrative expenses as a percentage of revenues was primarily due to the rate of increase in revenues in 1998.

  Stock-based Compensation. Stock-based compensation expense was $578,000 in 1998, $11,000 in 1997 and $152,000 in 1996.

  Interest Income (Expense), Net. Net interest expense was $247,000 in 1998 and $3,000 in 1997. There was no interest income or expense in 1996.

Quarterly Results of Operations

  The following table presents statement of operations data for the six quarters ending with the quarter ended June 30, 1999. We believe that this unaudited information has been prepared on the same basis as the audited annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited financial information for the quarters presented. You should read this in conjunction with our financial statements, including the accompanying notes, included elsewhere in this prospectus.

                                            Three Months Ended
                          -------------------------------------------------------
                                                                           June
                          March 31, June 30, Sept. 30, Dec. 31, March 31,   30,
                            1998      1998     1998      1998     1999     1999
                          --------- -------- --------- -------- --------- -------
                                              (in thousands)
Statements of Operations
Data:
Revenues................    $ 586    $ 935    $1,069    $ 997    $ 1,633  $ 5,689
Cost of revenues........      480      733       756      802      1,340    4,421
                            -----    -----    ------    -----    -------  -------
 Gross profit...........      106      203       313      195        294    1,268
                            -----    -----    ------    -----    -------  -------
Operating expenses:
 Sales and marketing....      193      201        87      338        543    1,104
 Research and
  development...........      125       95       195      140        308      507
 General and
  administrative........      117      208       132      180        456      626
 Stock-based
  compensation..........       --      151        --      427      1,953    1,338
 Amortization of
  goodwill and
  intangibles...........       --       --        --       --         --      251
                            -----    -----    ------    -----    -------  -------
  Total operating
   expenses.............      435      656       414    1,085      3,260    3,826
                            -----    -----    ------    -----    -------  -------
Loss from operations....     (329)    (453)     (101)    (890)    (2,966)  (2,558)
Interest income
 (expense), net.........       (1)      (1)     (230)     (15)         1       12
                            -----    -----    ------    -----    -------  -------
Net loss................    $(330)   $(454)   $ (331)   $(905)   $(2,965) $(2,546)
                            =====    =====    ======    =====    =======  =======

                                            Three Months Ended
                         -----------------------------------------------------------
                         March 31, June 30,  Sept. 30, Dec. 31,  March 31,  June 30,
                           1998      1998      1998      1998      1999       1999
                         --------- --------  --------- --------  ---------  --------
As a Percentage of
 Revenues:
Revenues................   100.0 %  100.0 %    100.0 %  100.0 %    100.0 %   100.0 %
Cost of revenues........    81.9     78.3       70.7     80.4       82.0      77.7
                           -----    -----      -----    -----     ------     -----
 Gross profit...........    18.1     21.7       29.3     19.6       18.0      22.3
                           -----    -----      -----    -----     ------     -----
Operating expenses:
 Sales and marketing....    33.0     21.5        8.1     33.9       33.2      19.4
 Research and
  development...........    21.3     10.2       18.3     14.1       18.9       8.9
 General and
  administrative........    19.9     22.3       12.3     18.0       27.9      11.0
 Stock-based
  compensation..........      --     16.2         --     42.8      119.6      23.6
 Amortization of
  goodwill and
  intangibles...........      --       --         --       --         --       4.4
                           -----    -----      -----    -----     ------     -----
  Total operating
   expenses.............    74.2     70.2       38.7    108.8      199.6      67.3
                           -----    -----      -----    -----     ------     -----
Loss from operations....   (56.0)   (48.5)      (9.4)   (89.3)    (181.6)    (45.0)
Interest income
 (expense), net.........    (0.2)    (0.1)     (21.5)    (1.5)       0.1       0.2
                           -----    -----      -----    -----     ------     -----
Net loss................   (56.2)%  (48.5)%    (30.9)%  (90.8)%   (181.5)%   (44.8)%
                           =====    =====      =====    =====     ======     =====

  Due to the early stage of our company and the commencement of selling advertising campaign management services in April 1998, period-to-period comparisons of our historical operating results should not be relied upon as indicative of future performance. During the second and third quarters of 1998, our results reflect the transition from our prior business of managing Internet content sites to our advertising campaign management services business. The quarter ended September 30, 1998 was the last quarter in which we generated revenues from our prior business model. Beginning in the fourth quarter of 1998, our financial performance solely reflected our current advertising campaign management services.

  The increases in sales and marketing expenses, research and development expenses, and general and administrative expenses from the quarter ended December 31, 1998 through the quarter ended June 30, 1999 are primarily due to increased compensation and related expenses as a result of the increased headcount required to support the growth in advertising campaign management services revenues.

  The stock-based compensation expense for the quarter ended June 30, 1998 represented the non-cash expense related to the issuance of shares of our common stock for services rendered. The stock-based compensation expense for the quarters ended December 31, 1998 and March 31, 1999 represented expense for the issuance of shares in exchange for services, and the amortization of deferred stock compensation recorded for options granted to employees and consultants to purchase common stock with exercise prices that were less than the deemed fair market value at the grant date. The stock-based compensation expense for the quarter ended June 30, 1999 consisted solely of amortization of the deferred stock compensation recorded for options granted to employees to purchase common stock at exercise prices that were less than the deemed fair market value at the grant date.

  Although we have experienced revenue growth in recent periods, we anticipate that we will incur operating losses for the foreseeable future due to the high level of planned operating and capital expenditures.

Liquidity and Capital Resources

  From our inception in September 1996 through June 1999, we financed our operations primarily through the private placement of preferred stock, which has generated an aggregate of $10.5 million. As of June 30, 1999, we had $7.6 million in cash and cash equivalents. In August 1999, we raised an additional $14.4 million from the gross proceeds of sale of additional shares of preferred stock.

  Net cash used in operating activities in the six months ended June 30, 1999 and 1998, the years ended December 31, 1998 and 1997 and the period from September 10, 1996 (inception) through December 31, 1996, was $1.4 million, $165,000, $240,000, $150,000 and $28,000, respectively. Net cash used in operating activities in each of these periods was primarily the result of net losses before non-cash charges and increases in accounts receivable, offset by increases in accounts payable, accrued liabilities and deferred revenues.

  Net cash used in investing activities in the six months ended June 30, 1999 and 1998, the years ended December 31, 1998 and 1997 and the period from September 10, 1996 (inception) through December 31, 1996, was $840,000, $38,000, $79,000, $70,000 and $24,000, respectively. Net cash used in investing activities in all periods presented was due principally to the acquisition of computer equipment and software.

  Net cash provided by financing activities in the six months ended June 30, 1999 and 1998, the years ended December 31, 1998 and 1997 and the period from September 10, 1996 (inception) through December 31, 1996, was $9.4 million, $306,000, $551,000, $335,000 and $80,000, respectively. Net cash provided by financing activities in all periods was primarily due to sales of shares of our common stock and, in the six months ended June 30, 1999, our preferred stock, as well as in 1998 and the six months ended June 30, 1998, funds borrowed from stockholders under notes payable that bore interest at 6% per annum. A portion of these notes payable were paid off in the six months ended June 30, 1999. We currently have no other borrowings.

  Although we have no material commitments for capital expenditures, we anticipate an increase in the rate of capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We believe that the net proceeds from this offering, combined with our cash and cash equivalents, will be sufficient to meet our anticipated liquidity needs for working capital and capital expenditures for at least twelve months from the date of this prospectus. We estimate that, if we limit our growth, without this offering our current resources would be sufficient to fund our operations through the next twelve months. After the next twelve months, we expect to continue to incur net losses for the foreseeable future and may need additional funds to expand or to meet all of our operating needs. Our forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of the factors described above. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses, we may seek to sell additional equity or debt securities or secure a bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot assure you that any financing arrangements will be available in amounts or on terms acceptable to us.

Market Risk Disclosure

  The following discusses our exposure to market risk related to changes in foreign currency exchange rates and interest rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this prospectus.

  Foreign Currency Exchange Rate Risk. To date, we have not had any revenues from international operations. All of our recognized revenues have been denominated in U.S. dollars from clients in the United States. We expect, however, that some future revenues may be derived from international markets and may be denominated in the currency of the applicable market. As a result, our operating results may become subject to significant fluctuations in the exchange rates of foreign currencies. Furthermore, to the extent that we engage in international sales denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. Although we expect to monitor our exposure to currency fluctuations as we expand into international markets and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, exchange rate fluctuations could harm our financial results in the future.

  Interest Rate Risk. As of June 30, 1999, we had cash and cash equivalents of $7.6 million, which consisted of cash and highly liquid short-term investments. Our short-term investments will decline in value by an immaterial amount if market interest rates increase. Declines of interest rates over time will, however, reduce our interest income from our short-term investments.

Recent Accounting Pronouncements

  In March 1998, the Accounting Standards Executive Committee, or ASEC, issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on when costs related to software developed or obtained for internal use should be capitalized or expensed. SOP 98-1 is effective for transactions entered into for fiscal years beginning after December 15, 1998. The adoption of this statement did not have a material effect upon our statement of operations.

  In April 1998, the ASEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires the cost of start-up activities, including organization costs, to be expensed as incurred. The adoption of this statement did not have a material effect upon our statement of operations.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedging accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. We do not anticipate that this statement will have a material effect upon our statement of operations.

  In December 1998, the American Institute of Certified Public Accountants issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We do not anticipate that the adoption of these statements will have a material effect upon our statement of operations.

Year 2000 Compliance

  Many currently installed computer systems and software products worldwide are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they are not able to distinguish between the year 1900 and the year 2000. Accordingly, many companies, including ourselves and our clients, potential clients, vendors and business and marketing alliances, may need to upgrade their systems to comply with applicable year 2000 requirements.

  Because we and our clients depend, to a very substantial degree, upon the proper functioning of computer systems, a failure of these systems to correctly recognize dates beyond December 31, 1999 could disrupt operations. Any disruptions could harm our business. Additionally, our failure to provide Year 2000 compliant solutions to our clients could result in financial loss, reputational harm and legal liability to us.

  Substantially all of our computer equipment and software was purchased in the past twelve months. As a result, we believe that this software is generally year 2000 compliant, meaning that the use or occurrence of dates on or after January 1, 2000 will not materially affect the performance of this software or the ability of this software to correctly create, store, process and output data involving dates.

  We typically use industry-standard third party hardware and software. We have not, to date, sought assurances from our suppliers that their products are year 2000 compliant, but instead have relied on publicly available information in some cases as to our computer systems being year 2000 compliant. We also generally do not have any contractual rights with these providers if their software or hardware fails to function due to year 2000 issues. If these failures do occur, we may incur unexpected expenses to remedy any problems, including purchasing replacement hardware and software.

  Because our computer equipment and software is substantially new, we have not engaged any third parties to independently verify our year 2000 readiness, nor have we assessed potential costs associated with year 2000 risks or made any contingency plans to address these risks. We have not, to date, incurred any costs separate from the expenditures for acquiring new computer equipment and infrastructure to address year 2000 issues. In addition, we do not anticipate incurring any costs directly related to addressing year 2000 issues because, based on the relatively new installation of our computer equipment and systems, we believe that our computer equipment and systems are year 2000 compliant. Further, we have not deferred any of our ongoing development efforts to address year 2000 issues. Unanticipated costs associated with any year 2000 compliance could materially harm our quarterly and annual results of operations.

  We are currently implementing a new accounting and management reporting system for business reasons unrelated to the year 2000 issue. We have been assured that our new system is year 2000 compliant by the vendor. If any of our vendors' representations regarding their products are not accurate, or if we encounter unknown year 2000 problems relating to the interaction of our systems, we could incur significant expenses to resolve these issues or damages resulting from a failure of our systems to perform correctly. For example, if our accounting system fails to record our transactions properly, we would need to devote additional staff or hire a third party to correct the problem, could lose important data and would have difficulty planning without accurate financial information.

  We depend on the uninterrupted availability of the Internet infrastructure to conduct our business. We also rely on the continued operations of our clients and vendors, in particular, Web sites hosting advertisements, for our revenues. We are heavily dependent upon the success of year 2000 compliance efforts of our clients and vendors. Interruptions in the Internet infrastructure affecting us, our clients or our vendors, or failure of the year 2000 compliance efforts of one or more of our clients or vendors, could harm our ability to generate revenue and, if severe, our business, results of operations and financial condition. In the worst case, any failure in the Internet infrastructure could prevent us from serving advertisements for our clients for a period of time, resulting in lower revenues and potentially client complaints. We currently do not have any special contingency plans for a lengthy Internet infrastructure failure due to year 2000 issues.

  In the event we discover year 2000 problems in our products or internal systems, we will endeavor to resolve these problems by making modifications to our products or systems or purchasing new systems, on a timely basis. In addition, the effect of year 2000 issues on our clients generally, or on our banks, the stock markets and other infrastructure functions, such as our telephone system, electrical systems and water supplies, is unknown. We cannot assure you that our systems will be year 2000 compliant. We may incur unexpected material expenses or liability relating to the year 2000 problem.

                                    BUSINESS

  We provide technology-based services that enable companies to integrate their internal business data with their online advertising and direct marketing activities to deliver customized messages and offers to Web site visitors. Our services encompass the planning, execution, monitoring and analysis of Web-based campaigns and are based upon proprietary technology, tradenamed "MOJO," which stands for "mobile Java objects." Our technology allows companies to change the content of Internet messages and offers in real time, or virtually instantaneously, in response to changes in their underlying business variables, such as inventory levels, product pricing, and customer data.

Industry Background

The Internet as an Advertising Medium for Direct Marketing and Branding

  The Internet is rapidly becoming an important advertising medium for direct marketing and product branding. Forrester Research, Inc. anticipates that U.S. online advertising spending will grow from $2.8 billion in 1999 to $17.2 billion in 2003, driven by a number of factors, including the growing online population, the acceleration of e-commerce and the advancement of online marketing technologies. According to International Data Corporation, the U.S. online population is projected to grow from 80.8 million in 1999 to 177.0 million by 2003, and U.S. e-commerce spending is projected to increase from $74.4 billion in 1999 to $707.9 billion by the end of 2003.

  To date, the major spenders in online advertising have been Internet, computer and technology companies and financial institutions. We believe other advertisers, who have historically used more traditional media, are increasingly becoming attracted to the Internet because of its global reach, potential to enable one-to-one marketing and ability to track and measure campaign results in real time. Advertisers are beginning to recognize the effectiveness of the Internet to build long-term brand awareness, perform valuable market testing, and facilitate immediate trial and sales of products and services. In contrast to traditional, or off-line advertising, the interactive nature of the Internet gives companies the ability to send advertising messages to consumers and enables consumers to immediately respond to the advertising. Furthermore, the Internet enhances client-specific marketing campaigns to promote customer retention and loyalty.

  Despite the emergence of the Internet as a medium for advertising, expenditures for online advertising represent only a small portion of all media spending. Forrester Research, Inc. estimates that by 2003, U.S. total media spending will reach approximately $260.6 billion, of which the online component of $17.2 billion will represent only 6.6%. We believe online media spending has the potential to capture a larger portion of total media spending as new technologies improve the effectiveness of online advertising and attract more traditional media advertisers to the Internet.

  We believe the rapid growth of e-commerce has changed the nature and pace of business operations and competition. Companies are increasingly realizing the importance of using the Internet to manage and transact business, and communicate with consumers, clients, suppliers and partners, far beyond the simple sale of products and services over the Internet. In addition, we believe companies are increasingly leveraging the significant financial and technical resources that they have made in software applications which manage and store critical business information, such as enterprise resource planning and supply and distribution management systems.

The Challenges of Online Advertising

  An effective online marketing campaign requires a wide range of implementation, management and technology expertise in campaign development, advertising execution and results analysis. The real-time delivery, measurement and analysis of multiple advertising campaigns encompassing thousands of Web sites is complex and difficult to execute and manage. We believe traditional advertising agencies and most companies typically do not have the expertise in the Internet medium to address these delivery and management requirements.

  The increase in online advertising spending has heightened expectations for more effective advertising campaigns and improved return on investment. The standard benchmarks to measure the impact of an advertising campaign are banner impressions, viewer click-through rates to advertisers' sites from online messages, and conversion rates, which are the percentage of consumers who complete a purchase or other transaction. We believe click-through rates have been declining as advertisers increasingly compete for the attention of online consumers, and as a result, companies are searching for more effective advertising messaging techniques in order to increase click-through and conversion rates.

  To date, online advertising has not achieved effective "one-to-one" marketing, which requires delivery of the right message to the right consumer in real time. Ideally, advertisers seek to identify potential customers most likely to purchase their products, send them a message tailored to their individual preferences, and do so at a time when they are most likely to make a purchase decision. Most current technologies are focused on identifying the right consumer based on their demographic, geographic or consumer preference data. Identifying the right consumer, however, represents only one component of true one-to-one marketing. The ability to send the right message in real time remains a significant challenge.

  Sending the right message in real time would enable companies to use the Internet as an effective online marketing and sales channel. The right message includes appropriate product information for a particular consumer, based on the existing status of a company's underlying business variables including, for example, product pricing and availability. In order to achieve this, companies must access and integrate their existing business information into the online advertising process, enabling them to incorporate their business information in targeted messages and turn an advertisement into an effective marketing tool. For example, a hotel with excess availability in New York City would seek to advertise discounts to consumers booking flights to New York.

  We believe that there is a significant opportunity for a vendor who can provide a comprehensive, technology-based solution for online advertising campaigns. We believe that this solution must provide the following key capabilities:

  . the expertise to manage and execute all aspects of online marketing campaigns;

  . the ability to accumulate valuable data on customer behavior;

  . the ability to perform detailed return on investment analysis in a timely fashion;

  . the ability to customize messages and offers in real time; and

  . the ability to integrate important business data, such as product and pricing information, into online advertising message content.

Solution

  We provide technology-based services that enable companies to deliver customized messages and offers which reflect their internal business data in real time. Our MOJO technology allows companies to adjust their online advertising virtually instantaneously in response to changes in their underlying business variables, such as inventory levels, product pricing and customer data. Our services encompass the planning, execution, monitoring and analysis of online marketing campaigns. We believe the wide range of services we offer will enable advertisers to deliver more effective online campaigns and improve their return on advertising investment.

  Our solution includes the following benefits:

  . Comprehensive Online Advertising Campaigns. Using our technology platform and expertise in online advertising, we provide a range of advertising services that optimize online campaigns, including strategic planning, execution of media buys, ad serving and reporting capabilities. We serve online advertisements that are created by our clients or their advertising agencies.

  . Real-time Tracking and Measuring Campaign Results. To optimize any given campaign, we monitor its effectiveness by tracking multiple statistics that measure campaign performance, including click-through and conversion rates, as well as revenues derived from these conversions. This monitoring enables campaigns to be automatically or manually modified in real time to maximize the return on advertising investment.

  . Data Capture and Analysis. Using our data capture capabilities and those of third parties, we target consumers by placing advertisements on Web sites frequented by consumers who match the advertiser's requested profile based on a variety of characteristics such as geography, demography, areas of interest and site visitation information.

  . Real-time Messaging Capabilities. We have the ability to change the content of online advertisements in real time. This enables a company to tailor its marketing messages based on consumer profiles as well as predefined parameters or business rules, such as product rotations or pricing. We also enable a company to test advertising graphics, messages and sites, and adjust them in real time to optimize campaign performance.

  . Integration of Internal Business Information. Our MOJO technology enables us to integrate online advertising campaigns with internal business information, allowing us to dynamically tailor and deliver advertisements based on a consumer's profile and on a company's real-time inventory, pricing or other underlying business variables. We believe that this integration leads to more effective messaging, increased sales and improved inventory yield management. In this sense, our technology will not only be used to report on, but also to improve, return on investment results.

Strategy

  Our objective is to become the leading provider of technology-enabled marketing solutions. Our strategy includes the following key elements:

  . Target Global 1000 and e-Commerce Companies. We can provide significant benefits to large companies that require online advertising management and technology expertise for the Internet and have made a significant investment in software applications which manage and store critical business information. We also intend to target companies that rely on the Internet to conduct electronic commerce. We target these constituencies through our direct sales force, business development teams and international sales offices.

  . Expand Alliances with Advertising Agencies. We intend to expand and strengthen our alliances with traditional advertising agencies to extend our direct sales efforts. We will continue to provide agencies with critical online media technology expertise, which we believe will accelerate our penetration of medium to large-sized corporate clients. We have already established alliances with leading agencies such as McCann-Erickson and Publicis & Hal Riney. We intend to pursue relationships with other advertising agencies by providing technology-enabled services and support for online advertising that can be fully integrated with their off-line initiatives.

  . Maintain Technology Differentiation. We believe that our technology is a key competitive differentiator. Our MOJO technology platform enables us to efficiently deploy services that give our clients innovative advertising capabilities while providing the ability to integrate enterprise information into their online messages in real time. Our Java objects-based architecture enables our services to scale geographically across the Internet and a large number of transactions and advertisers. We intend to extend our technology differentiation by incorporating additional functionality and services into our platform, such as e-commerce-enabled messages.

  . Enhance Sales Capabilities Through Marketing and Business
    Relationships. We plan to broaden our existing marketing and business relationships with companies such as DoubleClick, SAP Labs and Icon Medialab, and to build relationships with additional companies for our campaign and message management capabilities. We are seeking to work with traditional and interactive advertising agencies, online ad serving companies, ad publishing representatives, Web development and consulting firms, enterprise application companies and systems integrators. Our objective is to establish alliances with these companies and accelerate our sales penetration into enterprises that would benefit from our services. In addition, we expect to develop and manage affiliate and sponsorship programs which generate shared revenues derived from prospective e-commerce-based services.

  . Deliver Flexible Online Marketing Solutions. We believe that online advertisers will increasingly demand greater flexibility and accountability in their advertising programs. Because we can unbundle our technology-enabled services, our services can be deployed together with the capabilities offered by other advertising and technology providers, such as DoubleClick. By working with third-party providers, we can offer specific services, such as dynamic tailored messaging, that complement their advertising services. This flexibility creates enhanced revenue opportunities and accelerates market adoption of our services and technology by targeting clients interested in unbundled elements of our services.

  . Broaden International Presence. We plan to expand our capabilities and presence internationally in order to capitalize on the global reach of the Internet. We also believe there is a significant opportunity to provide our services to companies based outside of the United States that require technology-enabled advertising services tailored for their local markets. We have recently opened a sales office in Hamburg, and by the middle of 2000, we expect to have established an office in Tokyo and offices in London, Paris and Stockholm.

Our Services

  Our technology-based marketing services encompass campaign planning and execution, online message management and campaign analysis. Our services can be delivered individually or as a suite of services and are principally priced based on cost per thousand impressions, cost per click, or cost per acquisition, which can include sales and registrations.

  Our services can be offered as part of a complementary solution provided in conjunction with services provided by other advertising and technology vendors. In particular, our MOJO technology can be deployed with the ad serving capabilities provided by other companies, such as DoubleClick, and interactive ad agencies. This allows us to work with clients of these service and technology providers who do not wish to purchase all of our campaign management capabilities, but still want to deploy our MOJO technology or any of our other services.

--------------------------------------------------------------------------------
   Services                                 Description of Services
--------------------------------------------------------------------------------

 Campaign Planning and Execution
                               . Develop an online media strategy based on the
                                 client's business objectives and the
                                 appropriate Internet media opportunities

                               . Plan and purchase media across Internet
                                 advertising networks and independent Web sites, employing various price structures

                               . Manage the electronic delivery of online
                                 advertisements

--------------------------------------------------------------------------------

                               . Apply targeting goals based on the specific
 Message Management              capabilities of each Web site or advertising
                                 network considered for the marketing campaign

                               . Adjust campaigns in real time across all Web
                                 sites based on predetermined schedules or the occurrence of defined events

                               . Customize messages in real time based on
                                 customer profiling, defined business rules determined by internal business information, market events and campaign performance as measured by standard metrics or return on investment analysis

                               . Use data capture capabilities to refine the
                                 database and re-target consumers

--------------------------------------------------------------------------------

 Campaign Analysis
                               . Track and monitor campaigns for results as
                                 measured by Web site and advertisement

                               . Provide real time reports customized by
                                 performance data, including impressions, click-throughs and conversions for each Web site and advertisement

                               . Generate campaign return on investment
                                 statistics summarizing results by categories such as user-targeting data, inventory changes, Internet sites and date/time

                               . Optimize campaigns based on ongoing
                                 performance data

--------------------------------------------------------------------------------

Campaign Planning and Execution

  . Campaign Planning. We develop Internet media strategies based on advertisers' business goals and advertising objectives, such as brand awareness, product trial and sales, and previous online performance, if available. We determine target audiences using demographic, geographic and consumer preference information, or consumers' areas of interest. Our online media programs can be developed independently, or in conjunction with clients' off-line campaigns to deliver a consistent brand message at each point of contact.

  . Media Buying and Placement. We leverage our wholesale buying power in planning and buying across all advertising networks and independent Web sites. Each campaign is customized, incorporating sponsorships, keywords, run of site, specific position and remnant space, where applicable. Media purchases can be based on several models including cost per thousand impressions, cost per click, cost per acquisition and revenue-sharing programs. Our MOJO technology processes insertion orders systematically across networks and individual Web sites to deliver accurate ad placement.

  . Ad Serving. Our third-party ad serving capabilities allow adjustments to be managed quickly and efficiently because the only changes required to the advertisements are effected on our servers rather than on each individual Web site where the advertisements appear.

  . Re-Targeting. We use data capture tools to refine the target audience and redeliver advertising to prospects who have visited a client's Web site. For example, we can track which product pages users visit, how far they proceed in the shopping process, and if they have made previous online purchases. This data is then used to optimize audience and message targeting for the next phase of the campaign.

Message Management

  . Dynamic Messaging. We enable advertisers to modify advertising messages dynamically, that is, at any point in time. Online advertisements contain "data fields" where messages can change, such as products, prices or special offers. Message modification can be automated by establishing predefined events that determine message content, such as product rotations or price reductions. Advertisers can also make modifications manually, directly from their desktop computers.

  . Targeted Messaging Integrated with Enterprise Data. Our messaging capabilities enable advertisers to use real-time business information, such as product inventory, pricing and availability, to deliver a customized message to each viewer. We assist advertisers with the development of business rules based on product database or enterprise system information. During a campaign, our MOJO technology can make automatic modifications to the advertisements on the basis of these business rules. We believe that clients with time-sensitive inventory are particularly well-suited to take advantage of these capabilities. For example:

    . An airline promotes roundtrip fares between San Francisco and New
      York. Fourteen days prior to the flight, the airline advertises seats at $956. The airline could specify that seven days before the flight, the price on the banner message would systematically change to $1,499. Based on excess seat availability two days prior to departure, the fare offered for a limited number of the seats would be automatically discounted to $799.

    . A hotel chain focuses its advertising campaign on reaching an 80% occupancy rate. When the occupancy rate of a particular hotel reaches this level, the message is automatically directed to promote another property within the chain.

  . Integration of Data From Third-Party Vendors. In addition to customer profiling data that we compile, we have access to the extensive profiling data through our business and marketing alliance with DoubleClick. Our MOJO technology utilizes this data in creating, in real time, the appropriate message to be delivered to a profiled consumer based on enterprise and market data.

  . Queued Creative. Advertising based on specific schedules or time-sensitive information can be pre-programmed across all campaign sites. For example, a banner for a promotion that starts and ends at an exact time or day can be queued to start and stop automatically at the appropriate times .

  . Storyboard Messaging. Using our technology, a "storyboard" of advertising messages can be constructed in a series. The campaign can be designed to show a set of advertisements in a predefined sequence for a particular consumer, regardless of which Web site in the campaign is viewed. This choreographs a series of customized messages based on the consumer's interests and online activity. For example, a viewer purchasing a computer online will be presented with advertisements for accessories the next time he or she accesses a Web site within the campaign.

  . Multiple Messaging. MOJO technology enables single advertisements to provide multiple click-through message options. The choice of message is determined by the location of the advertisement on which the consumer clicks. For example, if a consumer received a banner depicting a map of the United States and clicked on the state of California, the consumer would receive a different message than if he or she were to click on the state of Maryland.

Campaign Analysis

  . Campaign Tracking. We track performance statistics such as impressions, click-throughs and conversions, which include sales and other types of transaction activity such as registrations and requests for information, across all campaign sites. Activity is monitored by site, creative unit, such as a banner or side panel, and message content.

   Our technology enables tracking of performance metrics for standard advertisements and for the more difficult to monitor advertisements utilizing rich media that may incorporate audio and video components. We can also track advertising that is served by independent third-party ad servers.

  . Campaign Reporting. We provide a broad range of accurate and timely reporting capabilities customized to meet individual advertiser's needs. Clients are able to view secure, real-time campaign reports by performance statistics, including impressions, click-throughs, conversion rates and sales, at any time over the Internet in a summary format that provides results categorized by site and by advertisement.

  . Return on Investment Analysis. Return on investment reporting is customized to each advertiser and integrates sales and conversion data to dynamically generate campaign statistics in real time. Reports provide measurements on performance by tracking sales and other conversions criteria, such as registrations and information requests, as well as by tracking visitors who did not act immediately, but subsequently returned to the Web site and purchased.

  . Real-Time Campaign Optimization. Our MOJO technology allows predefined business rules to automatically optimize campaigns. In addition, we can make real-time changes to campaigns based on ongoing performance data. Our customized, real-time reports facilitate quick determination of the effectiveness of sites and advertisements based on performance metrics, such as lowest cost per sale and highest sales volume.

Technology

  Our proprietary MOJO technology platform utilizes a mobile Java object architecture that facilitates timely, efficient and accurate campaign execution and management as well as a secure and efficient means of integrating a client's proprietary internal business systems with the online advertising campaign. Our architecture is designed for scalability and high performance, to manage multiple advertising campaigns across thousands of Web sites. All data for an advertising campaign are captured in the form of intelligent Java objects, each of which perform discrete functions. These objects store critical information relevant to their function, can be controlled remotely, and can exchange data with each other using the Java language over our publish and subscribe-based messaging backbone. These objects, programmed using Java language, are platform- independent and can reside on servers operated by Mediaplex, the advertiser, a network publisher or any other third-party ad server.

          [Graphic depiction of MOJO technology platform appears here]

  Mediaplex's MOJO architecture has three primary technical components: advertising objects, network services and enterprise integration:

    Advertising Objects. Advertising objects contain all information relevant to a campaign and manage the serving of each advertisement. Targeting rules residing in an ad-serving object determine, for example, which targeting profile upon which to focus and which message to send to a particular consumer.

  Tracking functions for an advertising campaign are also performed by these objects, which can be stored and executed on any server. The advertising objects are configurable in real time from remote locations.

    Network Services. This component manages the entire campaign and coordinates communication between other objects and with our clients through our publish and subscribe messaging capability. This messaging capability intelligently receives events published or transmitted by various objects and forwards that information to other objects that have subscribed to or are authorized to receive such information. This component contains the business rules for a campaign that determine, for example, which product information will be advertised and at what price, in response to changes in inventory levels. Reporting functions are also performed in this layer, which also manages access to relevant campaign data, through the publish and subscribe messaging capability. This network services layer effectuates dynamic messaging by applying predefined business rules to modify an advertising message within a preset graphic template on the basis of events encapsulated within other objects within the network. This component is administered remotely, residing in our two co-location data centers, and communicates with the advertising objects and enterprise integration components while executing the campaign.

    Enterprise Integration. This component consists of objects that encapsulate the client's internal business data relevant to the campaign and generate events that are communicated to the network services layer and advertising objects. The underlying internal business data is not transferred and as such the integrity of a client's enterprise data is protected and preserved under our architecture. In addition to communicating client events to the campaign, actual campaign results are communicated back to the client's internal business data. This two-way communication facilitates optimization of a business' operating systems and performance based on campaign results, as well as optimization of a campaign based upon current business data.

  We believe our technology architecture provides these distinct competitive advantages:

  Real Time. Campaign optimization occurs in or near real time. Our MOJO technology is structured to enable our clients to establish business rules which will automatically optimize results in response to pre-defined events. Real-time manual adjustments can be made interactively based on reports received during ongoing campaigns.

  Flexibility. Our MOJO platform is designed to be flexible, supporting both simple operations such as remote banner serving and click-through tracking, as well as more sophisticated operations, such as return on investment tracking and automated feedback. Marketing campaigns can be modified in real time automatically or manually, based on changes in the data encapsulated in various objects. These changes are communicated between objects through a continuous communication loop facilitated by the publish and subscribe messaging capabilities. Our architecture is also designed to be open and compatible with most major enterprise software applications and systems. Our MOJO technology is easy to integrate and implement because it uses an industry standard language, extensible mark-up language, commonly known as XML, for its data encoding and communication. MOJO also supports major industry standards for programming languages, operating systems and Internet protocols.

  Scability and Reliability. Our MOJO architecture is designed to scale in anticipation of increased transaction demand and system load. Our architecture is scalable by simply adding more servers to accommodate system data traffic. The application logic is designed to remain unchanged as the transaction volume grows. In addition, our technology uses automatic failure protection combined with fault tolerance, which allows campaign requests to be served even if one or more servers are down.

  We have invested significant amounts toward research and development to date. Our expenses in this area totaled approximately $347,000, $556,000 and $816,000 in 1997, 1998 and the six months ended June 30, 1999, respectively.

Sales and Marketing

  We market and sell our services primarily through our field sales force, which included 53 sales people as of September 30, 1999. Currently, we have sales offices and support operations in San Francisco, New York City and Hamburg, and plan to open additional sales offices in Western Europe and Tokyo by the end of 1999. We intend to broaden our global presence by expanding our international sales force and by entering into marketing agreements with international partners.

  Sales leads are primarily of two types: direct leads and business alliance leads. Direct leads are derived through field sales, client referrals, our Web site, trade shows, and responses to our public relations and marketing efforts. Business alliance leads are derived from companies that offer complementary Internet services. These companies include traditional advertising agencies, Web site design, Internet development and consulting firms, enterprise resource planning vendors, interactive agencies, system integrators, and creative and software tool kit companies. Our sales account teams typically include an account manager, associate account managers, a campaign manager and an account coordinator.

  We use a variety of marketing programs to build awareness of Mediaplex and its service offerings. These include collateral marketing materials, online and off-line advertising, press coverage and other public relations efforts, direct marketing, trade shows, seminars and conferences, relationships with recognized industry analysts, and the Mediaplex Web site.

Business and Marketing Alliances

  An integral part of our strategy is to develop alliances with complementary companies for sales, marketing and client development in the United States, Europe and Asia. We currently have non-exclusive relationships with companies in the following categories:

  Internet Advertising. In August 1999, DoubleClick Inc., a leading provider of online advertising services, and Mediaplex established an alliance to bridge the gap between non-personally identifiable online target data and an advertiser's enterprise data. Through this relationship, we are able to integrate our MOJO technology with DoubleClick's targeting system, known as DART, thereby enabling creative messages in real time that are specifically targeted to a consumer profile. Under our agreement with DoubleClick, we will coordinate our efforts in DART-enabling the MOJO technology and jointly marketing our services to prospective clients. The relationship also allows us to use the DART system, where appropriate, and reduce our own serving costs as we manage an increasing number of advertisements.

  Enterprise Resource Planning. In August 1999, we entered into an agreement with SAP Labs, Inc., a subsidiary of SAP AG, an enterprise resource planning, or ERP, software company. Under the terms of our agreement, we will create an interface to SAP's R3 ERP system that will enable SAP's enterprise customers to implement our MOJO technology in their e-commerce marketing programs.

  Internet Development and Consulting. In July 1999, we entered into a preferred provider agreement with Icon Medialab, a global Internet architect for companies integrating Internet-based technology with business strategies. Icon Medialab's services include strategy consulting, system integration, interface design and usability testing for enhanced customer relations. Under our agreement with Icon Medialab, we will cross-refer clients and collaborate on joint marketing and strategic consumer development programs. We also believe that we will benefit from Icon Medialab's presence and marketing capabilities in Europe.

  Cable Television Providers. In August 1999, Mediaplex and Across Media Networks entered into an agreement to offer marketers the capability to match a specific consumer with a specific offer, both on cable television and the Internet, driven by business rules and relevant marketing data. Across Media Networks designs and operates private label cable channels to enable cable operators to outsource the creation of branded, advertiser-supported subscriber information channels, and serves over three million subscribers in more than

75 cities nationwide. We will provide MOJO technology to Across Media Networks exclusively in conjunction with online marketing and advertising programs for its CityHits Internet business and clients.

  International Alliances. In April 1999, Zeron Capital Ltd., a Japanese merchant bank, investment management and venture capital firm, invested $2.0 million in us, and in June 1999, invested an additional $3 million in us. Zeron Capital Ltd. has agreed to use its best efforts to help secure our presence in Japan, establish alliances with major companies in Japan and develop an international presence in Asia. We believe that the Japanese market represents significant growth opportunities for us and will allow us to expand in other Asian markets. We are currently in discussions with Zeron Capital, Ltd. to establish a joint venture to develop Japanese leads for our MOJO technology and our campaign management services.

Our Clients

  As of September 30, 1999, Mediaplex had over 50 active clients. The following is a list of all of our clients that purchased more than $50,000 in services from January 1, 1998 to September 30, 1999:

                                 Direct Clients

AnyDay.com                                     LuckySurf.com
Ashford                                        MacMall/Creative Computers
Buy Software                                   Musicmaker.com
Capstone Studio                                Mama Systems, Inc.
Cassara Enterprises Ltd.                       MyShopNow.com
DATEK Online                                   My Track.com
DriveSavers                                    OfficeMax.com
Dynamind                                       PC Flowers & Gifts, Inc.
eCost.com                                      PCMall/Creative Computers
eFax.com                                       Providian Financial
Evite.com, Inc.                                School Specialty
Financial Engines                              ShopNow.com
Flower Farm                                    Strong Funds
FreeShop                                       Toytime.com
Fresh Flower Source                            uBid
Global Admin UK Ltd.                           Virtumundo, Inc.
Investor's Business Daily                      YouBet.com
Kelltech                                       1800 DAYTRADE.com

                              Advertising Agencies

  .  McCann-Erickson for Silicon Graphics, Inc. and Siebel Systems

  .  Publicis & Hal Riney for Sprint PCS and Hewlett-Packard

  In 1998, DATEK Online and uBid accounted for approximately 56% and 21% of our revenues, respectively. In the first half of 1999, DATEK Online, Publicis & Hal Riney and uBid accounted for approximately 15%, 10% and 10% of our revenues, respectively.

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


Client Case Studies

Tickets.com

  Headquartered in Costa Mesa, California, Tickets.com is the leading provider of fully integrated automated ticketing and information solutions over the Internet for the performing arts, professional sports, general admission and live entertainment markets. Tickets.com also manages a live ticket auction service for person-to-person transactions.

 . Challenge: Tickets.com's previous online marketing campaign was not targeted to a music concert user's genre preference or geographical location, and further did not take into account real-time ticket inventory levels. Tickets.com wanted to test a targeted online advertising program which could leverage its database information by linking a potential customer's profile (e.g., music preference and geographic location) with appropriate auction concert-ticket inventory in real time.

 .Mediaplex Solution: Mediaplex designed and implemented a controlled advertising test which, using MOJO technology, delivered real-time, targeted banner advertisements to the Audiofind.com site based on visitor profiles and inventory levels of tickets being auctioned by Tickets.com. For example, a Web site visitor from California accessing the Country Music Web page on Audiofind.com would be served a banner for an upcoming popular country music artist concert in Los Angeles. The banner incorporated various information from the Tickets.com database including the artist's name or name of event, number of tickets available, date, venue, city, state and price, and allowed visitors the opportunity to bid on the tickets being auctioned. For the test, 30 separate banners promoted and auctioned tickets for 30 individual concerts across various genres. In addition, a default Tickets.com banner was used as a control (or baseline) measurement on the Audiofind.com home page and on genre-specific Web pages with no corresponding auction.

 .Result: At the end of the initial 10-day test period, the targeted auction banner click-through rate from Audiofind.com banners had reached 0.54%, a 440% increase over the 0.10% default Tickets.com banner click-through rate. Tickets.com and Mediaplex are currently planning the next phase of the market test with a larger media buy across multiple geographic areas.

Hewlett-Packard

  Hewlett-Packard is one of the world's largest computer companies, producing more than 29,000 products for personal use and use in industry, business, engineering, science, medicine and education.

 .Challenge: Hewlett-Packard needed an online marketing program that encompassed extensive tracking, reporting and analysis for four separate products as it began to market its full line of business personal computers and servers.

 .Mediaplex Solution: Mediaplex developed and managed an online advertising campaign for Hewlett-Packard's laptop, business personal computers, server and high-end workstation products. Working closely with Hewlett-Packard and its advertising agency, Publicis & Hal Riney, Mediaplex developed four strategic media plans to reach targeted audiences based on each product's specific user profile. The Web sites that displayed the product information resided on Mediaplex servers, which enabled Mediaplex to accurately track both the time spent viewing product information, and the viewer's next step. Mediaplex provided a comprehensive analysis of customized return on investment metrics reflecting the results of the campaigns as they progressed, including numbers of impressions and click-through rates achieved for each banner.

 .Results: Using MOJO technology, Mediaplex leveraged its ongoing return on investment analysis of the campaign's performance to make modifications in real time to the content and location of online advertisements. By tracking movements made on each product page, Mediaplex was able to determine for Hewlett-Packard, on a product by product basis, whether consumers were clicking through to gather information, make a purchase or reach a sales representative or were merely browsing. The viewer behavior data generated during the campaign are currently being analyzed for future online programs.

Technical Support

  We provide extensive technical strategy and support throughout the implementation and maintenance phases of the deployment of our services. This support is comprised of three key components: Network Operations, Technical Account Coordination and MOJO Implementation.

Network Operations

  Our network operations organization is responsible for ensuring that our network and servers are fault-tolerant. We have organized our network of servers to provide significant protection against potential breakdown or outages.

Technical Account Coordination

  We believe that our technical account procedures protect the client from data loss. Each account team, comprised of a customer support manager, software engineer and director of systems operations, holds frequent meetings to discuss each ad campaign currently being conducted. These teams review each client's campaign for which the team is responsible to ensure the client's program is operating trouble-free.

  Our account coordinators also work with each publisher to provide smooth technical implementation of the campaign, and test each technical aspect of the campaign before it is launched.

MOJO Implementation

  Our engineering organization takes an in-depth and focused approach to the implementation of our MOJO technology for each client's online campaign. Each team meets with its clients to fully understand the client's environment, its enterprise system and exactly how the MOJO technology needs to work within the client's specific enterprise design. The team also works with the client to define the campaign needs and then implements an appropriate plan based on the campaign goals set by the client. Once MOJO is installed, the team performs ongoing implementation and support of the client's campaign.

Privacy of Client Data

  The effectiveness of our services and technology relies on the effectiveness of techniques for profiling Internet users, which may raise privacy concerns. Our clients generally have implemented security features to protect the privacy and integrity of the data collected from their users. However, this data may be susceptible to hacker interception, break-ins and disruption. In addition, we do not aggregate, share or sell any data we receive on profiling efforts.

  We face privacy issues related to our ability to access our clients' enterprise data. In some cases, our clients have expressed concern that, because we manage advertising campaigns for them as well as for their competitors, their confidential enterprise data may be exposed to these competitors. In order to prevent the unintentional exposure of confidential enterprise data of our clients, we have created safeguards for their data, including the use of separate secure servers for clients with any potential product overlap, independent client teams with no overlapping personnel, and confidentiality agreements on behalf of the advertising agencies with which we work and on behalf of the client. In addition, we maintain a strict policy that no client data should be shared, sold or aggregated with any other client's data.

Intellectual Property

  To protect our proprietary rights, we rely generally on patent, copyright, trademark and trade secret laws, and confidentiality agreements or licenses with employees, consultants, vendors, clients and corporate parties. Despite these protections, a third party could, without authorization, disclose, copy or otherwise obtain and use our technology or develop similar technology independently.

  We currently have one patent pending in the United States relating to our MOJO architecture. We cannot assure you that our pending, or any future, patent application will be granted, that any existing or future patent will not be challenged, invalidated or circumvented, or that the rights granted under or any patent that may issue will provide competitive advantages to us. Many of our current and potential competitors dedicate substantially greater resources to the protection and enforcement of intellectual property rights, especially patents. If a blocking patent has issued or issues in the future to a third party, we would need either to obtain a license to, or to design around, that patent. We may not be able to obtain a license on acceptable terms, if at all, or design around the patent, which could harm our ability to provide our services.

  We pursue the registration of our trademarks and service marks in the U.S. and in other countries, although we have not secured registration of all of our marks. As of September 30, 1999, we had no registered U.S. trademarks or service marks; however, we have applied for registration of our Mediaplex and MOJO trademarks which we believe are key to identifying and differentiating our services from those of our competitors. In addition, the laws of some foreign countries will not protect our proprietary rights to the same extent as do the laws of the U.S., and effective patent, copyright, trademark and trade secret protection may not be available in these jurisdictions.

  We may, in the future, license our proprietary rights, in particular our MOJO technology, to third parties. These licensees may fail to abide by compliance and quality control guidelines with respect to our proprietary rights or take actions that would severely harm our ability to use our proprietary rights and our business.

  We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. We have conducted an independent patent search for prior art related to our MOJO architecture. This patent search did not uncover any references that would anticipate our patent claim; however, this patent search was not exhaustive and may not have uncovered all prior art applicable to our MOJO architecture. In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there exist numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. If we were to discover that our technology violates third-party proprietary rights, we might not be able to obtain licenses or continue offering our services based on our technology without substantial reengineering. Any efforts to undertake this reengineering might not be successful, and any necessary licenses might not be available on commercially reasonable terms, if at all.

  Litigation for claims of infringement might not be avoided or settled without incurring substantial expenses and damage awards. In addition, any of these claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could result in injunctions preventing us from delivering our services based on our technology or licensing our technology to third parties or clients. These claims could harm our business.

  In the future, we may license technology that will be integrated with our internally developed software and used in our services. We cannot assure you that third-party technology licenses will become or will continue to be available to us on commercially reasonable terms. The loss of any of these technologies could harm our business. In addition, by licensing technology from third parties, we may become susceptible to claims for infringement with respect to this third-party technology. Even if we receive broad indemnification from our licensors, third-party indemnitors are not always well capitalized and may not be able to indemnify us in the event of infringement, resulting in substantial exposure to us. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays, all of which could harm our business.

Competition

  The Internet media services market, which includes planning media campaigns, buying advertising space, ad serving and tracking and reporting results of advertising, is extremely competitive and likely to become more intense due to the lack of significant barriers to entry. We believe that, in addition, competition will continue to increase as a result of industry mergers, partnerships and consolidation. As we expand internationally, we expect to face competition from local companies in those markets, as well as our domestic competitors with international operations. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than we have. The following categories represent current and potential competition:

  . online media planning and buying services, such as Avenue A;

  . ad serving companies, such as AdForce, DoubleClick and Engage
    Technologies, Inc.;

  . publisher networks that provide services directly to clients, such as Flycast Communications and 24/7 Media, Inc.;

  . organizations that manage affiliate programs, such as LinkShare; and

  . advertising agencies with in-house online media management capabilities, such as Lowe Interactive.

  We believe that our ability to compete depends upon many factors both within and outside of our control, including:

  . effectiveness, ease of use, performance and features of our technology;

  . client perceptions of the effectiveness of our services and technology;

  . the price of our services;

  . our ability to service our clients effectively over a broad geographic basis; and

  . the timing and acceptance of new services and enhancements to existing services developed by us or our competitors.

Employees

  As of September 30, 1999, we had 109 full-time employees. Of these employees, 36 were engaged in research and development, 53 were engaged in sales and marketing and 20 were engaged in finance and administration. None of our employees is represented by a labor union or a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

  We currently lease approximately 22,100 square feet of office space for our headquarters in two buildings, located in San Francisco, California. We believe we will need additional space in the near future and are currently in negotiations to lease approximately 11,100 square feet of office space near one of our office facilities in San Francisco. We cannot assure you that we will find adequate space at a reasonable price. We also lease approximately 13,200 square feet of a facility in San Jose, California that houses our research and development organization and approximately 7,700 square feet in New York City for a sales office. In addition, we use two third-party, fully-redundant co-location facilities that house our Web servers in San Francisco and San Jose, California and we are currently seeking to obtain additional co-location facilities in other areas in the United States. We cannot assure you that we will be able to locate and lease additional acceptable co-location space at a reasonable price.

Legal Proceedings

  From time to time, we may become involved in litigation relating to claims arising from the ordinary course of our business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

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

                                   MANAGEMENT

Directors and Executive Officers

  The following table sets forth certain information with respect to our directors and executive officers as of September 30, 1999:

              Name             Age                   Position
   --------------------------- --- --------------------------------------------
   Gregory R. Raifman.........  40 Chairman of the Board of Directors and Chief
                                   Executive Officer

   Jon L. Edwards.............  39 President and Director

   Walter Haefeker............  38 Chief Operating Officer

   Ruiqing "Barclay" Jiang....  37 Chief Technology Officer

                                   Executive Vice President, Sales and
   Timothy M. Favia...........  37 Development

                                   Senior Vice President, Chief Financial
   Sandra L. Abbott...........  52 Officer and Secretary

   Robert M. Henely...........  47 Senior Vice President, Technical Operations

   M. Joy Fauvre..............  48 Senior Vice President, Marketing

   Alan M. Raifman............  45 Vice President, Business and Legal Affairs

   James DeSorrento ..........  56 Director

   Lawrence D. Lenihan, Jr. ..  34 Director

   Peter S. Sealey ...........  59 Director

   A. Brooke Seawell .........  51 Director

  Gregory R. Raifman has served as our Chairman of the Board of Directors and Chief Executive Officer since September 1998, and Chief Executive Officer and sole director of MediaPlex, Inc., our former wholly-owned subsidiary since April 1998. Since August 1993, Mr. Raifman has also served as a general partner of Raifman & Edwards LLP, a law firm. Since September 1994, Mr. Raifman has also served as a managing member of PointBreak Ventures, LLC, a venture capital firm. Mr. Raifman received an A.B. in economics and history from the University of Michigan and a J.D. from Georgetown University Law Center.

  Jon L. Edwards has served as our President and a member of our board of directors since April 1998. Since August 1993, Mr. Edwards has also served as a general partner of Raifman & Edwards LLP. Since September 1994, Mr. Edwards has also served as a managing member of PointBreak Ventures, LLC. Mr. Edwards received an A.B. in engineering science from Dartmouth College and a J.D. from Georgetown University Law Center.

  Walter Haefeker has served as our Chief Operating Officer since September 1998. Since September 1994, Mr. Haefeker has served as a managing member for PointBreak Ventures, LLC. From March 1994 to April 1995, Mr. Haefeker served as chairman of the board of directors for CADIS Software, Ltd., a software company. Mr. Haefeker received an Abitur in chemistry and physics from Theodor-Heass Gymnasium, Pinneberg, Germany.

  Ruiqing "Barclay" Jiang has served as our Chief Technology Officer since March 1999. Prior to joining Mediaplex, Mr. Jiang served as president of Netranscend Software, Inc., an enterprise software company, from November 1996 until it was acquired by Mediaplex in March 1999. From October 1993 to September 1997, Mr. Jiang served as an engineering manager for FutureLabs, Inc., a software company. Mr. Jiang received a B.S. in computer science from Xi'an Jiaotong University, China and an M.S. in applied statistics from Louisiana State University.

  Timothy M. Favia has served as our Executive Vice President, Sales and Development since January 1999. Prior to joining Mediaplex, Mr. Favia was a co-founder of Oxygen Electronics, LLC, a distributor of electronic components, where he served as managing partner from June 1997 to December 1998. From January 1996 to May 1997, Mr. Favia served as vice president, western region, of Open Port Technology, an Internet messaging services company. From July 1988 to January 1996, he served as director of international sales for Thomson Software Products, a software company. Mr. Favia received a B.A. in political science from Fairfield University.

  Sandra L. Abbott has served as a Senior Vice President and our Chief Financial Officer and Secretary since August 1999. Prior to joining Mediaplex, Ms. Abbott served as chief financial officer for 8x8, Inc., a manufacturer of digital telecommunication products, from June 1995 to August 1999. From April 1991 to June 1995, Ms. Abbott served as controller for 8x8, Inc. Ms. Abbott received a B.A. in political science from the University of California, Riverside and an M.B.A. from Santa Clara University.

  Robert M. Henely has served as our Senior Vice President, Technical Operations since March 1999. Prior to joining Mediaplex, Mr. Henely served as director of engineering for Boole & Babbage, Inc., a software company, from December 1997 to March 1999. From November 1981 to December 1997, Mr. Henely served as a research and development manager at Hewlett-Packard Company.
Mr. Henely received a B.S. in economics from California State University, Chico and an M.S. in econometrics from the University of California, San Diego.

  M. Joy Fauvre has served as our Senior Vice President, Marketing since July 1999. Prior to joining Mediaplex, Ms. Fauvre served as a marketing director for Heller Financial, a commercial lender, from October 1994 to July 1999. From June 1994 to October 1994, Ms. Fauvre served as acting advertising manager for Qantas Airways, a commercial airline, and from August 1991 to January 1994, she served as an account supervisor for D'Arcy Masius Benton & Bowles, an advertising agency. Ms. Fauvre received a B.A. in theatre from the University of California, Santa Barbara and an M.A. in theatre from Ball State University.

  Alan M. Raifman has served as our Vice President, Business and Legal Affairs since October 1998. Prior to joining Mediaplex, Mr. Raifman served as an associate for Albert A. Rettig & Associates, a business services company, from June 1997 through January 1999. From July 1989 to June 1997, Mr. Raifman served as President and a director of Little Cargo, Inc., a juvenile product development company that he co-founded. Mr. Raifman is currently on the board of directors of Little Cargo, Inc. Mr. Raifman received a B.A. in history and a J.D. from Washington University.

  James DeSorrento has served as a member of our board of directors since August 1999. Since June 1982, Mr. DeSorrento has served as chief executive officer and chairman of the board of Triax Telecommunications Company, LLC and its predecessor, Triax Communications Corporation, a cable television operating company. Mr. DeSorrento received a B.A. in English from St. Michael's College.

  Lawrence D. Lenihan, Jr. has served as a member of our board of directors since August 1999. Since January 1999, Mr. Lenihan has served as fund manager for Pequot Capital Management, Inc., a venture capital firm. From October 1996 to December 1998, Mr. Lenihan served as fund manager for Dawson-Sanberg Capital Management, a venture capital firm. From August 1993 to October 1996, Mr. Lenihan served as a principal for Broadview Associates, an investment bank. Mr. Lenihan also serves as a member of the boards of directors of Digital Generation Systems, Inc., a provider of distribution services for ad agencies and broadcasters, STM Wireless, Inc., a satellite and wireless-based communications company, and Triken Technologies, Inc., a semiconductor-processing equipment company, as well as several private companies. Mr. Lenihan received a B.S.E.E. in electrical engineering from Duke University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

  Peter S. Sealey has served as a member of our board of directors since August 1999. Since September 1994, Dr. Sealey has served as an adjunct professor of marketing at the Haas School of Business at the University of California, Berkeley where he also has served as a co-director of the Center for Marketing and Technology. Prior to that, Dr. Sealey was employed by the Coca Cola Company for 24 years, where he held a series of senior management positions, including senior vice president, global marketing. Dr. Sealey serves as a member of the boards of directors of US Web/CKS, an Internet professional services firm, Autoweb.com Inc., a consumer automotive Internet site, bamboo.com, a producer of virtual tours for the real estate industry on the

Internet, and Cybergold, Inc., an Internet-based direct marketing and advertising company, as well as several private companies. Dr. Sealey received a B.S.B.A. in business from the University of Florida, an M.I.A. in industrial administration from Yale University, and an M.A. in management and Ph.D. in management and information technology from the Peter F. Drucker Graduate Management Center at The Claremont Graduate University.

  A. Brooke Seawell has served as a member of our board of directors since August 1999. From January 1997 to August 1998, Mr. Seawell served as the executive vice president of NetDynamics Inc., an enterprise network applications server software company. From March 1991 to January 1997, Mr. Seawell served as the senior vice president of finance and operations of Synopsys Inc., an electronic design automation company. Mr. Seawell serves as a member of the boards of directors of NVIDIA Corporation, a three-dimensional graphics processor, Informatica Corporation, a data integration software company, and Accrue Software, Inc., an internet data collection and analysis software company, as well as several private companies. Mr. Seawell received a B.A. in economics and an M.B.A. in finance from Stanford University.

Board of Directors

  Our board of directors is currently comprised of six directors. Our restated certificate of incorporation, to be filed upon the closing of this offering, states that the board of directors will be divided into three classes as nearly equal in size as possible with staggered, three-year terms. The term of office of our Class I directors will expire at the annual meeting of stockholders to be held in 2000; the term of office of our Class II directors will expire at the annual meeting of stockholders to be held in 2001; and the term of office of our Class III directors will expire at the annual meeting of the stockholders to be held in 2002. Messrs. Lenihan and Sealey have been designated as Class I directors; Messrs. Edwards and DeSorrento have been designated as Class II directors; and Messrs. Raifman and Seawell have been designated as Class III directors. At each annual meeting of the stockholders after the initial classification, the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. In addition, our bylaws, to be adopted upon the closing of this offering, provide that the authorized number of directors may be changed by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Mediaplex. See "Description of Capital Stock."

  Each officer is elected by, and serves at the discretion of, the board of directors or until his or her successor has been duly elected and qualified. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Our non-employee directors devote the amount of time necessary to discharge their duties to us. Gregory R. Raifman, our Chairman of the Board of Directors and Chief Executive Officer is the brother of Alan M. Raifman, our Vice President, Business and Legal Affairs. There are otherwise no family relationships among any of our directors, officers or key employees.

Board Committees

  The board of directors has established an audit committee to meet with and consider suggestions from members of management and our internal accounting personnel, as well as our independent accountants, concerning our financial operations. The audit committee also has the responsibility to review our audited financial statements and consider and recommend the employment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The audit committee is currently comprised of Messrs. DeSorrento and Seawell.

  The board of directors has also established a compensation committee to review and approve the compensation and benefits for our key executive officers, administer our equity incentive plans and make recommendations to the board of directors regarding such matters. The compensation committee is currently comprised of Messrs. Lenihan and Sealey.

Compensation Committee Interlocks and Insider Participation

  Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

  Directors do not currently receive any cash compensation from us for their service as members of the board of directors; however, directors are reimbursed for all reasonable expenses incurred by them in attending board and committee meetings. Employee and non-employee directors are also eligible to receive options under our 1999 Stock Plan and employee directors are eligible to participate in our 1999 Employee Stock Purchase Plan. In August 1999, Messrs. DeSorrento and Seawell and Dr. Sealey were each granted an option to acquire 50,000 shares of common stock at an exercise price of $3.25 per share upon their appointment to our board of directors. The options vest over a four year period but may be exercised at any time. See "--Equity Incentive Plans."

Executive Compensation

  The following table sets forth the total compensation received for services rendered to us during 1998 by our Chief Executive Officer and two of our other executive officers. Except as set forth below, no other employee received salary and bonus in 1998 in excess of $100,000. These three officers are referred to as the named executive officers in this prospectus. In 1998, Messrs. Gregory Raifman and Jon Edwards, general partners of Raifman & Edwards, LLP, provided legal and management services to us, for which Raifman & Edwards, LLP was paid approximately $197,000. See "Related Party Transactions." Except as disclosed below and in "Related Party Transactions," we gave no bonuses, stock-based compensation or other compensation to our named executive officers in 1998.

                           Summary Compensation Table

                                                             Annual Compensation
                                                             -------------------
Name and Principal Position                                      Salary ($)
------------------------------------------------------------ -------------------
Gregory R. Raifman, Chief Executive Officer (1).............      $180,000

Jon L. Edwards, President (2)...............................       180,000

Walter Haefeker, Chief Operating Officer (3)................       150,000

--------
(1) The salary amount represents the amount Mr. Raifman would have earned if he had been employed by us for the entire year. Mr. Raifman's actual salary earned was $35,000.

(2) The salary amount represents the amount Mr. Edwards would have earned if he had been employed by us for the entire year. Mr. Edward's actual salary earned was $35,000.

(3) The salary amount represents the amount Mr. Haefeker would have earned if he had been employed by us for the entire year. Mr. Haefeker's actual salary earned in 1998 was $41,100.

  The 1999 annual base salary rates for Messrs. Raifman, Edwards and Haefeker are $250,000, $250,000 and $225,000, respectively. In addition, we hired the following executive officers in 1999 at the following annual salaries: Ruiqing "Barclay" Jiang, $180,000; Timothy M. Favia, $175,000; Sandra L. Abbott, $170,000; Robert Henely, $150,000; M. Joy Fauvre, $140,000; and Alan M.
Raifman, $90,000.

Option Grants and Exercises in Last Fiscal Year and Fiscal Year End Option
Values

  No named executive officers were granted or held any options to purchase our common stock at any time in 1998. In February 1999, however, Gregory R. Raifman, Jon L. Edwards and Walter Haefeker were granted options under our 1999 Stock Plan to purchase 1,750,000, 1,500,000 and 1,250,000 shares of common stock, respectively, at a purchase price of $0.50 per share, of which 388,889 shares, 333,333 shares and 138,889 shares, respectively, had vested as of December 31, 1998. None of these options has been exercised to date.

Employment Agreements

  In connection with our hiring and retention of each of Gregory R. Raifman, Jon L. Edwards and Walter Haefeker, we entered into employment agreements, each dated February 19, 1999, in which we agreed to pay each of them a specified base salary and grant each of them options to purchase our common stock, and each executive officer agreed to enter into a three-year employment term with us. Upon the expiration of the three-year term, employment with us becomes terminable at will. All options vest at the rate of 1/6th of the shares on the six-month anniversary of the vesting commencement date, and 1/36th of the shares per month thereafter as long as the optionee is employed by us. The following table sets forth the stock options granted to each executive officer under his employment agreement with us:

                                                                  Exercise Price
Name                                              Options Granted    Per Share
------------------------------------------------- --------------- --------------
Gregory R. Raifman...............................    1,750,000        $0.50

Jon L. Edwards...................................    1,500,000         0.50

Walter Haefeker..................................    1,250,000         0.50

  Under the terms of each employment agreement, if we terminate employment with the executive officer without cause, we are required to pay him severance payments of 1/13th of his base salary for each complete month previously worked; however, the aggregate severance payments are not to exceed his annual base salary. Additionally, each executive officer has agreed to not compete with us or not solicit others from us for a period of one year following his termination with us.

Equity Incentive Plans

  1997 Stock Plan. Our 1997 Stock Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights. As of September 30, 1999, options to purchase 243,000 shares of common stock were outstanding under our 1997 Stock Plan. Our board of directors has determined that no further options will be granted under the 1997 Stock Plan after this offering. The 1997 Stock Plan provides that, if we merge with or into another corporation or sell substantially all of our assets, each outstanding option must be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the Mediaplex options, the Mediaplex options will terminate as of the closing of the merger or sale of assets.

  Amended and Restated 1999 Stock Plan. Our 1999 Stock Plan was initially adopted by our board of directors and shareholders in February 1999. It was amended and restated by our board of directors in August 1999, and by our stockholders in September 1999. The Amended and Restated 1999 Stock Plan will become effective upon the closing of this offering.

  The Amended and Restated 1999 Stock Plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants.

  We have reserved 12,000,000 shares of our common stock for issuance pursuant to the Amended and Restated 1999 Stock Plan. In addition, commencing January 1, 2000, the number of shares reserved for issuance under the Amended and Restated 1999 Stock Plan will be increased by an amount equal to the least of (a) 1,000,000 shares, (b) 4% of the outstanding shares or (c) an amount determined by our board of directors.

  Unless terminated sooner, the Amended and Restated 1999 Stock Plan will automatically terminate ten years from the effective date of this offering.

  The administrator of our stock plan has the power to determine:

  . the terms of the options or stock purchase rights granted, including the exercise prices of the options or stock purchase rights;

  . the number of shares subject to each option or stock purchase right;

  . the exercisability of each option or stock purchase right; and

  . the form of consideration payable upon the exercise of each option or stock purchase right.

  In addition, the administrator has the authority to amend, suspend or terminate the stock plan, so long as this action does not affect any shares of common stock previously issued and sold or any option previously granted under the Amended and Restated 1999 Stock Plan. The maximum number of shares covered by an option that each optionee may be granted during a fiscal year is 500,000 shares. In addition, in connection with an optionee's initial employment with us, the optionee may be granted an option covering an additional
500,000 shares.

  Options and stock purchase rights granted under our Amended and Restated 1999 Stock Plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee. Options granted under the Amended and Restated 1999 Stock Plan must generally be exercised within three months after the end of the optionee's status as an employee, director or consultant of Mediaplex, or within 12 months after the optionee's termination by death or disability, but in no event later than the expiration of the option's term.

  In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement must grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option will lapse at a rate determined by the administrator.

  The exercise price of all incentive stock options granted under the Amended and Restated 1999 Stock Plan must be at least equal to the fair market value on the date of grant of the common stock underlying the option. The exercise price of nonstatutory stock options and stock purchase rights granted under the Amended and Restated 1999 Stock Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value on the date of grant of the common stock underlying the option. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of the incentive stock option must not exceed five years. The term of all other options granted under the Amended and Restated 1999 Stock Plan may not exceed ten years.

  The Amended and Restated 1999 Stock Plan provides that, in the event of a merger of Mediaplex with or into another corporation, or a sale of substantially all of our assets, each option and stock purchase right must be assumed, or an equivalent option or stock purchase right substituted, by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the optionees will fully vest in and have the right to exercise their options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable in the event of a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right will be fully exercisable for a period of 15 days from the date of notice and that the option or stock purchase right will terminate upon the expiration of the 15-day period.

  1999 Employee Stock Purchase Plan. Our 1999 Employee Stock Purchase Plan was adopted by our board of directors in August 1999, and by our stockholders in September 1999. The 1999 Employee Stock Purchase Plan will become effective upon the closing of this offering. This plan is designed to allow our eligible employees and the eligible employees of any participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

  We have reserved 400,000 shares of our common stock for issuance pursuant to the 1999 Employee Stock Purchase Plan. In addition, commencing January 1, 2000, the number of shares reserved for issuance under the 1999 Employee Stock Purchase Plan will be increased by an amount equal to the least of: (a) 400,000 shares, (b) 2% of the outstanding shares on such date or (c) an amount determined by our board of directors. As of the date of this prospectus, no shares had been issued under the 1999 Employee Stock Purchase Plan.

  Our 1999 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Code, contains consecutive, overlapping, 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first offering period, which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before October 31, 2001.

  Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, employees may not be granted an option to purchase stock under the 1999 Employee Stock Purchase Plan if they either:

  . immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

  . hold rights to purchase stock under our 1999 Employee Stock Purchase Plan that accrue at a rate which exceeds $25,000 worth of stock for each calendar year.

  The 1999 Employee Stock Purchase Plan permits each participant to purchase our common stock through payroll deductions of up to 10% of his or her "compensation." Compensation is defined as the participant's base straight-time gross earnings, overtime, shift premium and bonuses, but excludes other compensation. The maximum number of shares a participant may purchase during a single purchase period is 1,000 shares.

  Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 1999 Employee Stock Purchase Plan is generally 85% of the lower of the fair market value of the common stock either:

  . at the beginning of the offering period; or

  . at the end of the purchase period.

  In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

  Rights granted under the 1999 Employee Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 Employee Stock Purchase Plan. The 1999 Employee Stock Purchase Plan provides that, in the event of a merger of Mediaplex with or into another corporation or a sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

  Our board of directors has the authority to amend or terminate the 1999 Employee Stock Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1999 Employee Stock Purchase Plan, provided that the board of directors may terminate an offering period on any exercise date if the board of directors determines that the termination of the 1999 Employee Stock Purchase Plan is in our best interests and the best interests of our stockholders. The board of directors may in its sole discretion amend the 1999 Employee Stock Purchase Plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants. Unless sooner terminated by our board of directors, the 1999 Employee Stock Purchase Plan will terminate automatically ten years from the effective date of this offering.

401(k) Plan

  In February 1997, we adopted a 401(k) plan to provide eligible employees with a tax preferential savings and investment program. Employees become eligible to participate in the 401(k) plan on the first day they perform an hour of service for us, at which point we classify them as participants. They may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit, currently $10,000, and have this reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, us to make additional matching contributions to the 401(k) plan on behalf of eligible participants. All contributions made by and on behalf of participants are subject to a maximum contribution limitation currently equal to the lesser of 25% of their compensation or $30,000 per year. At the direction of each participant, the trustee of the 401(k) plan invests the assets of the 401(k) plan in selected investment options. Contributions by participants or by us to the 401(k) plan, and income earned on plan contributions, are generally not taxable to the participants until withdrawn, and contributions by us, if any, are generally deductible by us when made. To date, we have made no contributions to the 401(k) plan on behalf of participants.

Limitations on Directors' Liability and Indemnification

  Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

  This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our amended and restated certificate of incorporation provides that we may indemnify our directors, officers and employees to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

  We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding arising out of their services as directors or executive officers or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

  At present, there is no material litigation or proceeding pending involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened material litigation or proceeding that might result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS

  Since our inception in September 1996, we have never been party to, and we have no plan to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer or holder of more than 5% of our common stock had or will have an interest, other than as described under "Management" and the transactions described below.

Transactions with Founders

  Michael Schwartz, Raifman & Edwards LLP, PointBreak Ventures, LLC and Eugene Jarvis were involved in our initial funding. Michael Schwartz and Eugene Jarvis served as our initial officers and directors. Neither Mr. Schwartz nor Mr. Jarvis is currently affiliated with us. Gregory R. Raifman and Jon L. Edwards, two of our current executive officers, are general partners of Raifman & Edwards LLP and are managing members of, and hold substantial interests in, PointBreak Ventures, LLC. Walter Haefeker, also a current executive officer, holds a substantial interest in PointBreak Ventures, LLC. Following our inception in September and October 1996, we issued 2,460,000 shares to Michael Schwartz for a nominal amount, 350,000 shares to Raifman & Edwards LLP in consideration primarily for legal services rendered, and 250,000 shares to PointBreak Ventures, LLC, in consideration primarily for business and financial consulting services rendered. All shares initially issued to Raifman & Edwards LLP have been transferred to R&E Holdings, LLC, a limited liability company in which Messrs. Gregory R. Raifman and Jon L. Edwards are managing members. In October 1996, we also issued 800,000 shares to Eugene Jarvis for $40,000 and, in January 1997, we issued an additional 800,000 shares to Kuni Research, of which Mr. Jarvis is a stockholder, for $40,000.

  In March 1999, Raifmain & Edwards LLP acquired 947,009 shares of our common stock by converting a promissory note from us in the amount of $71,000 that had been issued for unpaid legal fees, and 4,643,228 shares of our common stock by converting a promissory note in the amount of $232,000 acquired by Raifmain & Edwards LLP from Michael Schwartz.

Certain Business Relationships

  Raifman & Edwards LLP provided legal and management services to us in the period from inception to December 31, 1996, and the years ended December 31, 1997 and 1998 of approximately $22,000, $67,000 and $197,000, respectively. No legal services were provided by Raifman & Edwards LLP to us in the six months ended June 30, 1999.

  In September 1999, we entered into an oral agreement with R&E Holdings, LLC to sublease a portion of the space we currently occupy at our headquarters in San Francisco, California. The sublease terms and payments made by us to R&E Holdings, LLC are substantially similar to the lease terms and payments paid by R&E Holdings, LLC to the landlord. To date, we have paid R&E Holdings, LLC a total of approximately $74,000 for these lease payments.

Transactions with Management and Others

  In connection with his employment by us in January 1999, we issued a warrant to purchase 500,000 shares of our common stock at an exercise price of $0.50 per share to Timothy M. Favia, one of our current executive officers. The warrant may be exercised prior to January 10, 2002 by Mr. Favia.

  In connection with our acquisition of Netranscend Software, Inc. in March 1999, we issued to Ruiqing "Barclay" Jiang, one of our current executive officers and formerly the sole shareholder of Netranscend Software, Inc., a promissory note in the principal amount of $430,000, payable in four annual installments and an aggregate of 1,979,000 shares of common stock valued at $2.6 million. Of the shares issued, 300,000 are currently being held in escrow to cover breaches of representations and warranties made by Mr. Jiang and Netranscend Software, Inc. in the agreement and plan of reorganization executed in connection with the acquisition.

  In February 1999, we sold an aggregate of 1,206,000 shares of Series A preferred stock to investors at a purchase price of $1.25 per share. In June 1999, we sold an aggregate of 4,500,000 shares of Series B preferred stock to investors at a purchase price of $2.00 per share. In August 1999, we sold an aggregate of 4,000,000 shares of Series C preferred stock to investors at a purchase price of $3.59 per share. The shares of Series A, Series B and Series C preferred stock will automatically convert into an aggregate of 9,706,000 shares of common stock upon the closing of this offering. The holders of converted shares of Series C preferred stock are entitled to demand and piggy-back registration rights. See "Description of Capital Stock--Registration Rights."

  The investors in the preferred stock included the following entities that hold 5% or more of our stock or that are affiliated with our directors or executive officers, or both:

                                  Shares of       Shares of       Shares of
                                  Series A        Series B        Series C
Investor                       Preferred Stock Preferred Stock Preferred Stock
------------------------------ --------------- --------------- ---------------
5% Stockholder Entities
 Affiliated with a Mediaplex
 Director or Executive
 Officer:
 Entity affiliated with James
  DeSorrento (1)(2)...........     160,000          140,000              --
 Entity affiliated with A.
  Brooke Seawell (1)(3).......          --           75,000              --
 Entity affiliated with
  Gregory R. Raifman and
  Jon L. Edwards (1)(4).......          --               --          19,360
 Entities affiliated with
  Lawrence D. Lenihan,
  Jr.(1)(5)...................          --               --       1,671,309
Other 5% Stockholders
 Zeron Capital Ltd. (6).......          --        2,625,000              --
 The Goldman Sachs Group, Inc.
  (7).........................          --               --       1,392,758

--------
(1) James DeSorrento, A. Brooke Seawell, Gregory R. Raifman, Jon L. Edwards and Lawrence D. Lenihan, Jr. are each members of our board of directors.

(2) All shares are held of record by DeSorrento Revocable Trust under an agreement dated 12/17/80.

(3) All shares are held of record by Seawell Revocable Trust, A. Brooke Seawell & Patricia C. Seawell, trustees.

(4) All shares are held of record by R&E Holdings, LLC. Messrs. Gregory R. Raifman and Jon L. Edwards are the managing members and beneficial owners of R&E Holdings, LLC. Each of Mr. Raifman and Mr. Edwards disclaims beneficial ownership of these shares, except to the extent of his respective pecuniary interest therein.

(5) Represents 1,483,484 shares of Series C preferred stock held of record by Pequot Private Equity Fund, L.P. and 187,825 shares of Series C preferred stock held of record by Pequot Offshore Private Equity Fund, Inc. Mr. Lenihan is the fund manager for Pequot Capital Management, Inc. He disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(6) Includes 1,500,000 shares held of record by Odyssey Venture Partners and 1,000,000 shares held of record by Argossy Limited. Argossy Limited and Odyssey Venture Partners are funds affiliated with Zeron Capital Ltd. Zeron Capital Ltd. also holds a warrant to purchase 125,000 shares of Series B preferred stock.

(7) Includes 139,276 shares of Series C preferred stock purchased by Stone Street Fund 1999 L.P., an affiliate of The Goldman Sachs Group, Inc.

  In connection with the sale of our Series B preferred stock in June 1999, we issued a warrant to purchase 125,000 shares of Series B preferred stock, at an exercise price of $2.00 per share, to Zeron Capital, Ltd., a 5% stockholder. After this offering, the warrant will be exercisable for a like number of shares of our common stock. The warrant may be exercised at any time prior to its expiration in June 2002.

  In connection with the sale of our Series B preferred stock in June 1999 to Zeron Capital, Ltd., we issued a warrant to purchase 150,000 shares of Series B preferred stock, at an exercise price of $2.00 per share, and a warrant to purchase 100,000 shares of common stock, at a purchase price of $0.50 per share, to Retail Ventures International, Inc., a financial advisor to us. After this offering, the warrant to purchase Series B preferred stock will be exercisable for a like number of shares of our common stock. The warrants may be exercised at any time prior to their expiration in June 2002.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth information with respect to beneficial ownership of our common stock before and after the offering by:

  . each person or entity who beneficially owns more than 5% of our common stock;

  . each of our named executive officers;

  . each of our directors; and

  . all executive officers and directors as a group.

  Except as otherwise noted, the address of each 5% stockholder listed in the table is c/o Mediaplex, Inc., 131 Steuart Street, Fourth Floor, San Francisco, California 94105. The table includes all shares of common stock issuable within 60 days of September 30, 1999, upon the exercise of options and warrants beneficially owned by the indicated stockholders on that date based on options and warrants outstanding as of September 30, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on shares of common stock outstanding as of September 30, 1999, together with applicable options and warrants for that stockholder. Shares of common stock issuable upon exercise of options and warrants beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

                                                         Percent of
                                      Number of      Shares Outstanding
                                      Shares of      ----------------------
                                     Common Stock     Before        After
Name                              Beneficially Owned Offering     Offering
--------------------------------- ------------------ ---------    ---------
R & E Holdings, LLC (1)..........     10,276,905            41.6%        33.5%
Zeron Capital Ltd. (2)...........      2,625,000            10.6          8.5
 44 Church Street
 Hamilton HM12
 Bermuda
Pequot Capital Management, Inc.
 (3).............................      1,671,309             6.8          5.4
 500 Nyala Farm Road
 Westport, CT 06880
The Goldman Sachs Group, Inc.
 (4).............................      1,392,758             5.6          4.5
 85 Broad Street
 New York, NY 10002
Gregory R. Raifman (5)...........     12,046,265            45.5         37.1
Jon L. Edwards (6)...............     11,796,265            45.0         36.6
Ruiqing "Barclay" Jiang (7)......      2,013,831             8.1          8.3
Walter Haefeker (8)..............      1,125,000             4.4          3.5
Lawrence D. Lenihan, Jr. (9).....      1,671,309             6.8          5.4
James DeSorrento (10)............        350,000             1.4          1.1
A. Brooke Seawell (11)...........        125,000               *            *
Peter S. Sealey (12).............         50,000               *            *
All executive officers and
 directors as a group (13
 persons) (13)...................     18,914,738            64.8         53.7

--------
  *Less than 1%
 (1) Messrs. Raifman and Edwards are the managing members and the beneficial owners of R&E Holdings, LLC.

 (2) Includes 1,500,000 shares held of record by Odyssey Venture Partners and 1,000,000 shares held of record by Argossy Limited. Odyssey Venture Partners and Argossy Limited are venture funds affiliated with Zeron Capital Ltd. Also includes a warrant held by Zeron Capital Ltd. to purchase 125,000 shares.

 (3) Represents 1,483,484 shares held of record by Pequot Private Equity Fund, L.P. and 187,825 shares held of record by Pequot Offshore Private Equity Fund, Inc. Pequot Private Equity Fund, L.P. and Pequot Offshore Private Equity Fund, Inc. are managed by Pequot Capital Management, Inc.

 (4) Includes 139,276 shares held of record by Stone Street Fund 1999, L.P., an affiliate of The Goldman Sachs Group, Inc.

 (5) Represents 10,296,265 shares held of record by R&E Holdings, LLC, 250,000 shares held of record by PointBreak Ventures, LLC and 1,750,000 shares issuable upon the exercise of options exercisable within 60 days of September 30, 1999. Mr. Raifman is one of the beneficial owners of R&E Holdings, LLC and PointBreak Ventures, LLC. Mr. Raifman disclaims beneficial interest of the shares held by R&E Holdings, LLC and PointBreak Ventures, LLC, except to the extent of his pecuniary interest in those entities.

 (6) Represents 10,296,265 shares held of record by R&E Holdings, LLC, 250,000 shares held of record by PointBreak Ventures, LLC and 1,500,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 1999. Mr. Edwards is one of the beneficial owners of R&E Holdings, LLC and PointBreak Ventures, LLC. Mr. Edwards disclaims beneficial interest of the shares held by R&E Holdings, LLC and PointBreak Ventures, LLC, except to the extent of his pecuniary interest in those entities.

 (7) Includes 34,831 shares issuable upon the exercise of options exercisable within 60 days of September 30, 1999.

 (8) Represents 1,125,000 shares issuable upon the exercise of options exercisable within 60 days of September 30, 1999.

 (9) Represents 1,671,309 shares beneficially owned by Pequot Capital Management, Inc. See note (3). Mr. Lenihan is the fund manager of Pequot Capital Management, Inc. Mr. Lenihan disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in that entity.

(10) Represents 300,000 shares held of record by DeSorrento Revocable Trust, of which Mr. DeSorrento is the beneficial owner, and 50,000 shares held by Mr. DeSorrento.

(11) Represents 75,000 shares held of record by Seawell Revocable Trust, A. Brooke Seawell & Patricia C. Seawell, trustees, and 50,000 shares held by Mr. Seawell. Mr. Seawell is one of the beneficial owners of the Seawell Revocable Trust.

(12) Represents 50,000 shares issuable upon the exercise of options exercisable within 60 days of September 30, 1999.

(13) See notes (5) through (12). Includes an aggregate of 5,036,301 shares issuable upon exercise of options held by our executive officers and directors exercisable within 60 days of September 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

General

  Our restated certificate of incorporation, which will become effective upon the closing of this offering, authorizes the issuance of up to 150,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share, the rights and preferences of which may be established from time to time by our board of directors. As of September 30, 1999, we had outstanding 15,011,365 shares of common stock and 9,706,000 shares of redeemable convertible preferred stock, which will automatically convert into 9,706,000 shares of common stock upon the completion of this offering. As of September 30, 1999, we had 122 stockholders.

Common Stock

  Each holder of common stock will be entitled to one vote for each share on all matters to be voted upon by the stockholders, and there will be no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock in this offering may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. Please see "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

  Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 10,000,000 shares of preferred stock, $0.0001 par value per share, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by the board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Warrants

  At September 30, 1999, there were outstanding warrants to purchase up to 275,000 shares of Series B preferred stock at an exercise price of $2.00 per share and warrants to purchase up to 600,000 shares of common stock at an exercise price of $0.50 per share. Upon completion of this offering, the warrants to purchase shares of Series B preferred stock will become exercisable to purchase 275,000 shares of common stock.

Registration Rights

  The holders of 4,000,000 shares of Series C preferred stock, referred to as "registrable securities," are entitled to certain rights with respect to registration of such shares under the Securities Act. These rights are provided under the terms of an investor rights agreement between us and the holders of registrable securities.

Beginning 180 days following the date of this prospectus, holders of least 25% of the then outstanding registrable securities may require on up to two occasions that we register for public resale at least 25% of their registrable securities or a lesser amount, provided that the aggregate proceeds of that offering would exceed $5.5 million. We need not register these shares if the requested registration would occur within six months following the effective date of any other registration statement we have filed. Also, we may defer the registration of these shares for up to 120 days if, in the good faith judgment of our board of directors, it would be seriously detrimental to us and our stockholders for such registration statement to be filed. Also, holders of registrable securities may require once per 12-month period that we register their shares for public resale on Form S-3 or similar short-form registration, provided we are eligible to use that form, if the value of the securities to be registered is at least $1.0 million; however, we may defer this registration for 120 days in view of market conditions. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but we may reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by us. All registration rights will terminate five years following the consummation of this offering, or, with respect to each holder of registrable securities, at the time the holder is entitled to sell all of its shares in any three-month period under Rule 144 of the Securities Act.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

  Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the following more difficult:

  . the acquisition of us by means of a tender offer;

  . the acquisition of us by means of a proxy contest or otherwise; or

  . the removal of our incumbent officers and directors.

  These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to negotiate first with our board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of these proposals could result in an improvement of their terms.

  Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see the section entitled "Management--Board of Directors." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board, the chief executive officer and the president may call special meetings of stockholders.

  Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

  Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  Elimination of Stockholder Action By Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

  Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

  Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

  Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is Chase Mellon Shareholder Services.

Nasdaq National Market Listing

  We have applied for the listing of our shares on the Nasdaq National Market under the symbol "MPLX."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

  After this offering, 30,717,365 shares of our common stock will be outstanding, assuming that the underwriters do not exercise the over-allotment option, and based on shares outstanding as of September 30, 1999. Of these shares, all of the 6,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

  As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the 24,717,365 restricted shares will be available for sale in the public market as follows:

         Eligibility of Restricted Shares for Sale in the Public Market

   At the effective date.............................................     55,000
   90 days after the effective date..................................     75,814
   180 days after the effective date................................. 15,826,551
   More than 180 days after the effective date.......................  8,760,000

  Resale of 14,671,574 of the restricted shares that will become available for sale in the public market will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.

Rule 144

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 307,000 shares immediately after this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

  Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

  Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

  In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144.

Lock-Up Arrangements

  All of our executive officers and directors, holders of a total of 24,416,551 shares of common stock (including preferred stock convertible into common stock), warrants to purchase a total of 875,000 shares of common stock and options to purchase 6,698,000 shares of common stock have agreed not to sell or otherwise dispose of any unrestricted shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. In addition, all options granted under our Amended and Restated 1999 Stock Plan are subject to similar lock-up arrangements pursuant to an agreement between the optionee and us.

                                  UNDERWRITING

  Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., SG Cowen Securities Corporation, U.S. Bancorp Piper Jaffray Inc. and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

                                                                     Number of
     Underwriters                                                     Shares
     ------------                                                    ---------
       Lehman Brothers Inc..........................................
       SG Cowen Securities Corporation..............................
       U.S. Bancorp Piper Jaffray Inc. .............................
       Fidelity Capital Markets, a division of National Financial
        Services Corporation........................................
                                                                     ---------
       Total........................................................ 6,000,000
                                                                     =========

  The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. It also provides that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that:

  . the representations and warranties made by us to the underwriters are true;

  . there is no material change in the financial markets; and

  . we deliver to the underwriters customary closing documents.

  The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The representatives have also advised us that the underwriters propose to offer the shares of common stock to dealers, which may include the underwriters, at this public offering price less
a selling concession not in excess of $     per share. The underwriters may
allow, and the dealers may reallow, a concession not in excess of $     per
share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

  We have granted to the underwriters an option to purchase up to 900,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

  We have agreed, that, without the prior consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 180 days from the date of this prospectus. All of our executive officers and directors, stockholders holding 24,416,551 shares of our capital stock, including our preferred stock, and holders of options and warrants to purchase 7,573,000 shares, have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

  The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is expected to be approximately 7% of the public offering price. We have agreed to pay the underwriters the following total amount, assuming either no exercise or full exercise by the underwriters of their over-allotment option:

                                                      Total Fees
                                         -------------------------------------
                                   Fee    Without Exercise  With Full Exercise
                                   Per   of Over- Allotment of Over-Allotment
                                  Share        Option             Option
                                  ------ ------------------ ------------------
Underwriting discount paid by
 Mediaplex....................... $            $                  $

  In addition, we estimate that our share of the total expenses of this offering, excluding the underwriting discount, will be approximately $1,050,000.

  Before this offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives will consider, among other things and in addition to prevailing market conditions, the following primary factors:

  . our historical performance and capital structure;

  . estimates of our business potential and earning prospects;

  . an overall assessment of our management; and

  . the above factors in relation to market valuations of companies in related businesses.

  We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "MPLX."

  Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering, and will be facilitating electronic distribution of information through the Internet, Intranet and other proprietary electronic technology.

  We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

  Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

  The underwriters may create a short position in the common stock in connection with the offering. This means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

  The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases.

The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

  Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

  Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

  Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

  The representatives have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the shares of common stock offered by them.

  At our request, the underwriters have reserved up to 300,000 shares of the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Fenwick & West LLP, Palo Alto, California will pass upon legal matters for the underwriters. As of the date of this prospectus, WS Investments, an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, and certain individual attorneys of this firm, beneficially own a total of 43,116 shares of our common stock.

                                    EXPERTS

  The financial statements of Mediaplex, Inc. as of and for the six months ended June 30, 1999, as of December 31, 1998 and 1997, for each of the two years in the period ended December 31, 1998, and for the period from September 10, 1996 (inception) to December 31, 1996 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

  The financial statements of Netranscend Software, Inc. (a development stage company) as of December 31, 1998 and 1997, for each of two years in the period ended December 31, 1998, and for the period from November 27, 1996 (inception) to December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission under the Securities Act a registration statement on Form S-1, including the exhibits filed with the registration statement, with respect to the shares to be sold in this offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the more complete description of the matter involved.

  You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Commission filings, including the registration statement, will also be available to you on the Commission's Internet site, http://www.sec.gov.

  We intend to send to our stockholders annual reports containing audited consolidated financial statements and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                                Mediaplex, Inc.

                         Index to Financial Statements

                                                                           Pages
                                                                           -----
MEDIAPLEX, INC.

Report of Independent Accountants.........................................  F-2

Balance Sheets............................................................  F-3

Statements of Operations..................................................  F-4

Statements of Changes in Stockholders' Equity (Deficit)...................  F-5

Statements of Cash Flows..................................................  F-6

Supplemental Disclosure of Cash Flows.....................................  F-7

Notes to Financial Statements.............................................  F-8

PRO FORMA FINANCIAL INFORMATION

Overview.................................................................. F-22

Pro Forma Statement of Operations......................................... F-23

Notes to Pro Forma Financial Information.................................. F-24

NETRANSCEND SOFTWARE, INC.

Report of Independent Accountants......................................... F-25

Balance Sheets............................................................ F-26

Statements of Operations.................................................. F-27

Statements of Shareholders' Equity (Deficit).............................. F-28

Statements of Cash Flows.................................................. F-29

Notes to Financial Statements............................................. F-30

                       Report of Independent Accountants

To the Board of Directors and Stockholders of Mediaplex, Inc.

The recapitalization described in Note 1 to the financial statements has not been consummated at September 2, 1999. When it has been consummated, we will be in a position to furnish the following report:

  "In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Mediaplex, Inc. (the "Company") at December 31, 1997 and 1998, and June 30, 1999, and the results of its operations and its cash flows for the period from September 10, 1996 (inception) to December 31, 1996, the years ended December 31, 1997 and 1998, and the six months ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

                                          /s/ PricewaterhouseCoopers LLP
San Francisco, California
July 30, 1999
except for Note 10,
which is as of
September 1, 1999

                                Mediaplex, Inc.

                                 Balance Sheets

                                               December 31,
                                          ------------------------   June 30,
                                             1997         1998         1999
                                          -----------  -----------  -----------
Assets
Current Assets:
  Cash and cash equivalents.............  $   141,994  $   374,567  $ 7,602,205
  Accounts receivable, net of allowance
   of $20,211, $37,367 and $183,367 as
   of December 31, 1997 and 1998 and
   June 30, 1999, respectively..........        3,967      936,497    3,888,361
  Other current assets..................           --           --       62,933
                                          -----------  -----------  -----------
   Total current assets.................      145,961    1,311,064   11,553,499
  Property and equipment, net...........      110,546      105,921    1,030,699
  Goodwill and intangible assets, net of
   accumulated amortization of $250,811
   as of June 30, 1999..................           --           --    2,758,924
  Other assets..........................        5,000       27,030       86,573
                                          -----------  -----------  -----------
   Total assets.........................  $   261,507  $ 1,444,015  $15,429,695
                                          ===========  ===========  ===========
Liabilities and Stockholders' Equity
 (Deficit)
Current Liabilities:
  Accounts payable......................  $   379,122  $ 1,528,600  $ 1,941,756
  Payables to stockholders..............       48,873      139,701      127,281
  Advance from stockholder..............           --      262,750           --
  Accrued liabilities...................      150,067      422,177    2,930,697
  Deferred revenues.....................      142,400      479,764    1,364,096
  Notes payable to stockholders, current
   portion..............................           --      339,569      160,000
  Capital lease obligations, current
   portion..............................       11,463           --           --
  Other liabilities.....................           --        1,039       19,854
                                          -----------  -----------  -----------
   Total current liabilities............      731,925    3,173,600    6,543,684
Notes payable to stockholders...........       64,569      232,161      262,765
Capital lease obligations...............       23,072           --           --
                                          -----------  -----------  -----------
   Total liabilities....................      819,566    3,405,761    6,806,449
                                          -----------  -----------  -----------
Commitments (Note 6)
Stockholders' Equity (Deficit):
  Convertible preferred stock; issuable
   in series; $0.0001 value; authorized
   8,206,000 shares; 5,706,000 shares
   issued and outstanding; liquidation
   preference of $10,507,500 as of June
   30, 1999.............................           --           --          571
  Common stock, $0.0001 par value;
   authorized 10,000,000, 40,000,000,
   and 40,000,000 shares, respectively;
   11,318,566, 6,983,628 and 14,838,865
   shares issued and outstanding as of
   December 31, 1997 and 1998 and June
   30, 1999, respectively...............        1,132          698        1,484
  Additional paid-in capital............      813,355    1,482,685   20,238,846
  Warrants..............................           --           --      757,354
  Deferred stock compensation...........           --      (53,371)  (3,232,130)
  Receivable from sale of Series B
   preferred stock......................           --           --     (240,000)
  Accumulated deficit...................   (1,372,546)  (3,391,758)  (8,902,879)
                                          -----------  -----------  -----------
   Total stockholders' equity
    (deficit)...........................     (558,059)  (1,961,746)   8,623,246
                                          -----------  -----------  -----------
   Total liabilities and stockholders'
    equity (deficit)....................  $   261,507  $ 1,444,015  $15,429,695
                                          ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                Mediaplex, Inc.

                            Statements of Operations

                         September 10,
                              1996            Years Ended            Six Months Ended
                         (inception) to      December 31,                June 30,
                          December 31,  ------------------------  ------------------------
                              1996         1997         1998         1998         1999
                         -------------- -----------  -----------  -----------  -----------
                                                                  (unaudited)
Revenues................   $      --    $   425,877  $ 3,588,094  $ 1,521,895  $ 7,322,572
Cost of revenues........          --        445,372    2,770,567    1,212,773    5,761,199
                           ---------    -----------  -----------  -----------  -----------
  Gross profit (loss)...          --        (19,495)     817,527      309,122    1,561,373
                           ---------    -----------  -----------  -----------  -----------

Operating expenses:
  Sales and marketing...      22,704        480,756      819,641      394,626    1,647,288
  Research and
   development..........      48,834        347,130      555,736      220,003      815,659
  General and
   administrative.......      30,948        256,413      636,651      325,073    1,081,697
  Stock-based
   compensation.........     152,694         11,000      577,525      151,427    3,290,683
  Amortization of
   goodwill and
   intangibles..........          --             --           --           --      250,811
                           ---------    -----------  -----------  -----------  -----------
    Total operating
     expenses...........     255,180      1,095,299    2,589,553    1,091,129    7,086,138
                           ---------    -----------  -----------  -----------  -----------
    Loss from
     operations.........    (255,180)    (1,114,794)  (1,772,026)    (782,007)  (5,524,765)
Interest income
 (expense), net.........          --         (2,572)    (247,186)    (233,934)      13,644
                           ---------    -----------  -----------  -----------  -----------
  Net loss..............   $(255,180)   $(1,117,366) $(2,019,212) $(1,015,941) $(5,511,121)
                           =========    ===========  ===========  ===========  ===========
Net loss per share--
 basic and diluted......   $   (0.07)   $     (0.13) $     (0.25) $     (0.11) $     (0.46)
                           =========    ===========  ===========  ===========  ===========
Weighted average shares
 used to compute net
 loss per share--basic
 and diluted............   3,795,714      8,457,464    8,186,127    9,408,557   12,070,449
                           =========    ===========  ===========  ===========  ===========
Pro forma net loss per
 share--basic and
 diluted (unaudited)....                             $     (0.25)              $     (0.41)
                                                     ===========               ===========
Weighted average shares
 used to compute pro
 forma net loss per
 share--basic and
 diluted (unaudited)....                               8,186,127                13,501,001
                                                     ===========               ===========

   The accompanying notes are an integral part of these financial statements.

                                Mediaplex, Inc.

            Statements of Changes in Stockholders' Equity (Deficit)

                    Convertible
                  Preferred Stock    Common Stock
                  ---------------- ------------------
                                                                                            Receivable
                                                                                           from sale of
                                                       Additional              Deferred      Series B
                                                         Paid-in                Stock       Preferred   Accumulated
                   Shares   Amount   Shares    Amount    Capital    Warrants Compensation     Stock       Deficit       Total
                  --------- ------ ----------  ------  -----------  -------- ------------  ------------ -----------  -----------
Balance,
September 10,
1996
(inception).....         --  $ --          --  $   --  $        --  $     -- $        --    $      --   $        --  $        --
Issuance of
common stock for
cash and for
services........                    3,060,000     306      152,419                                                       152,725
Issuance of
common stock....                    1,600,000     160       79,840                                                        80,000
Net loss........                                                                                           (255,180)    (255,180)
                  ---------  ----  ----------  ------  -----------  -------- -----------    ---------   -----------  -----------
Balance,
December 31,
1996............         --    --   4,660,000     466      232,259        --          --           --      (255,180)     (22,455)
Issuance of
common stock....                    1,795,338     180      338,421                                                       338,601
Conversion of
payable to
stockholder for
common stock....                    4,643,228     464      231,697                                                       232,161
Issuance of
common stock for
services........                      220,000      22       10,978                                                        11,000
Net loss........                                                                                         (1,117,366)  (1,117,366)
                  ---------  ----  ----------  ------  -----------  -------- -----------    ---------   -----------  -----------
Balance,
December 31,
1997............         --    --  11,318,566   1,132      813,355        --          --           --    (1,372,546)    (558,059)
Repurchase of
common stock for
convertible note
payable.........                   (4,643,228)   (464)    (231,697)                                                     (232,161)
Beneficial
conversion
feature of note
payable to
stockholder.....                                           232,161                                                       232,161
Issuance of
common stock....                       76,000       7       37,993                                                        38,000
Issuance of
common stock for
services........                      232,290      23      151,404                                                       151,427
Stock-based
compensation....                                           286,079                                                       286,079
Deferred stock
compensation....                                           193,390              (193,390)                                    --
Amortization of
deferred stock
compensation....                                                                 140,019                                 140,019
Net loss........                                                                                         (2,019,212)  (2,019,212)
                  ---------  ----  ----------  ------  -----------  -------- -----------    ---------   -----------  -----------
Balance,
December 31,
1998............         --    --   6,983,628     698    1,482,685        --     (53,371)          --    (3,391,758)  (1,961,746)
Issuance of
common stock for
services........                       23,333       3       27,935                                                        27,938
Issuance of
common stock
upon acquisition
of Netranscend..                    1,979,000     198    2,569,068                                                     2,569,266
Issuance of
common stock
upon exercise of
options.........                       62,667       6        9,029                                                         9,035
Issuance of
Series A
preferred stock,
net of issuance
costs of
$46,701.........  1,206,000   121                        1,460,678                                                     1,460,799
Conversion of
note payable to
stockholder for
common stock....                      947,009      95       70,931                                                        71,026
Issuance of
Series B
preferred stock,
net of issuance
costs of
$741,632........  4,500,000   450                        8,257,918   432,354                 (240,000)                 8,450,722
Conversion of
note payable for
common stock....                    4,643,228     464      231,697                                                       232,161
Issuance of
common stock
upon exercise of
options in
connection with
waiver of
payable to
stockholder.....                      200,000      20       12,400                                                        12,420
Issuance of war-
rant for servic-
es..............                                                     325,000                                             325,000
Deferred stock
compensation....                                         6,116,505            (6,116,505)                                     --
Amortization of
deferred stock
compensation....                                                               2,937,746                               2,937,746
Net loss........                                                                                         (5,511,121)  (5,511,121)
                  ---------  ----  ----------  ------  -----------  -------- -----------    ---------   -----------  -----------
Balance, June
30, 1999........  5,706,000  $571  14,838,865  $1,484  $20,238,846  $757,354 $(3,232,130)   $(240,000)  $(8,902,879) $ 8,623,246
                  =========  ====  ==========  ======  ===========  ======== ===========    =========   ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                                Mediaplex, Inc.

                            Statements of Cash Flows

                         September 10,
                             1996
                          (inception)        Years Ended            Six Months Ended
                              to            December 31,                June 30,
                         December 31,  ------------------------  ------------------------
                             1996         1997         1998         1998         1999
                         ------------- -----------  -----------  -----------  -----------
                                                                 (unaudited)
Cash flows from operat-
 ing activities:
 Net loss...............   $(255,180)  $(1,117,366) $(2,019,212) $(1,015,941) $(5,511,121)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Depreciation and amor-
  tization..............       1,726        20,023       54,810       25,181      376,082
 Write-off of property
  and equipment.........          --            --       18,853           --           --
 Allowance for doubtful
  accounts..............          --        20,211       17,156        5,147      146,000
 Stock-based compensa-
  tion expense..........     152,694        11,000      577,525      151,427    3,290,683
 Interest expense re-
  lated to beneficial
  conversion feature of
  note payable to
  stockholder...........          --            --      232,161      232,161           --
 Changes in assets and
  liabilities:
  Accounts receivable...          --       (24,178)    (949,686)    (627,475)  (3,097,826)
  Other assets..........      (1,650)       (3,350)     (22,030)     (28,662)    (122,476)
  Accounts payable......         800       378,322    1,149,477      729,760      203,566
  Payables to stock-
   holders..............      35,982       309,621       90,828       62,248           --
  Accrued liabilities...      37,203       112,864      272,110      236,946    2,447,236
  Deferred revenues.....          --       142,400      337,364       61,093      884,332
  Other liabilities.....          --            --        1,039        3,038       18,815
                           ---------   -----------  -----------  -----------  -----------
   Net cash used in op-
    erating activities..     (28,425)     (150,453)    (239,605)    (165,077)  (1,364,709)
                           ---------   -----------  -----------  -----------  -----------
Cash flows from invest-
 ing activities:
 Purchase of property
  and equipment.........     (24,488)      (69,892)     (78,819)     (37,535)    (840,459)
                           ---------   -----------  -----------  -----------  -----------
   Net cash used in in-
    vesting activities..     (24,488)      (69,892)     (78,819)     (37,535)    (840,459)
                           ---------   -----------  -----------  -----------  -----------
Cash flows from financ-
 ing activities:
 Net proceeds from issu-
  ance of common stock..      80,031       338,601       38,000       38,000           --
 Net proceeds from issu-
  ance of Series A pre-
  ferred stock..........          --            --           --           --    1,198,049
 Net proceeds from issu-
  ance of Series B pre-
  ferred stock..........          --            --           --           --    8,450,722
 Proceeds from exercise
  of stock options......          --            --           --           --        9,035
 Payments of capital
  lease obligations.....          --        (3,380)     (24,753)      (6,834)          --
 Proceeds from notes
  payables--stockhold-
  ers...................          --            --      275,000      275,000           --
 Payment of notes pay-
  able--stockholders....          --            --           --           --     (225,000)
 Advance from stockhold-
  er....................          --            --      262,750           --           --
                           ---------   -----------  -----------  -----------  -----------
   Net cash provided by
    financing activi-
    ties................      80,031       335,221      550,997      306,166    9,432,806
                           ---------   -----------  -----------  -----------  -----------
   Net change in cash
    and cash equiva-
    lents...............      27,118       114,876      232,573      103,554    7,227,638
Cash and cash equiva-
 lents at beginning of
 period.................          --        27,118      141,994      141,994      374,567
                           ---------   -----------  -----------  -----------  -----------
Cash and cash equiva-
 lents at end of peri-
 od.....................   $  27,118   $   141,994  $   374,567  $   245,548  $ 7,602,205
                           =========   ===========  ===========  ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                                Mediaplex, Inc.

                     Supplemental Disclosure of Cash Flows

                          September 10,
                               1996         Years Ended       Six Months Ended
                          (inception) to   December 31,           June 30,
                           December 31,  ----------------- ----------------------
                               1996        1997     1998      1998        1999
                          -------------- -------- -------- ----------- ----------
                                                           (unaudited)
Cash paid for interest..      $   --     $  2,572 $  1,804  $    541   $   13,621
                              ======     ======== ========  ========   ==========
Noncash financing and
 investing activities:
 Issuance of common
  stock for
  acquisition...........      $   --     $     -- $     --  $     --   $2,552,910
                              ======     ======== ========  ========   ==========
 Issuance of note
  payable for
  acquisition...........      $   --     $     -- $     --  $     --   $  430,000
                              ======     ======== ========  ========   ==========
 Conversion of payables
  to stockholders to
  common stock..........      $   --     $232,161 $     --  $     --   $       --
                              ======     ======== ========  ========   ==========
 Conversion of
  stockholders' notes
  payable to common
  stock.................      $   --     $        $     --  $     --   $  303,187
                              ======     ======== ========  ========   ==========
 Repurchase of common
  stock in exchange for
  a note payable........      $   --     $     -- $232,161  $232,161   $       --
                              ======     ======== ========  ========   ==========
 Issuance of note
  payable to stockholder
  for settlement of
  outstanding payable to
  stockholder...........      $   --     $ 64,569 $     --  $     --   $       --
                              ======     ======== ========  ========   ==========
 Issuance of warrant to
  purchase common and
  preferred stock in
  connection with
  completing Series B
  preferred stock
  financing.............      $   --     $     -- $     --  $     --   $  432,354
                              ======     ======== ========  ========   ==========
 Conversion of advance
  from stockholder to
  Series A preferred
  stock.................      $   --     $     -- $     --  $     --   $  262,750
                              ======     ======== ========  ========   ==========
 Issuance of Series B
  preferred stock in
  exchange for a
  receivable............      $   --     $     -- $     --  $     --   $  240,000
                              ======     ======== ========  ========   ==========
 Exercise of common
  stock options in
  connection with waiver
  of payable to
  stockholder...........      $   --     $     -- $     --  $     --   $   12,420
                              ======     ======== ========  ========   ==========
 Purchase of equipment
  under capital leases..      $   --     $ 37,915 $  3,036  $  3,036   $       --
                              ======     ======== ========  ========   ==========
 Deferred stock
  compensation from
  issuance of options...      $   --     $     -- $193,390  $     --   $6,116,505
                              ======     ======== ========  ========   ==========
 Issuance of warrant for
  services..............      $   --     $     -- $     --  $     --   $  325,000
                              ======     ======== ========  ========   ==========



   The accompanying notes are an integral part of these financial statements.

                                Mediaplex, Inc.

                         Notes to Financial Statements

1. Business Activities and Summary of Significant Accounting Policies

Nature of Business

  Mediaplex, Inc. provides e-commerce and eBusiness solutions for online marketing companies, advertisers and their advertising agencies. The Company's service offerings include planning and execution of online media and marketing campaigns, proprietary third-party ad serving to advertisers, and tracking and reporting of an advertiser's return on investment ("ROI"), including evaluation of online transactions.

Reincorporation

  In August 1999, the Company approved reincorporating in Delaware and changing its name to Mediaplex, Inc. In connection with the reincorporation, the Company authorized (i) an increase in the number of authorized shares of common stock to 150,000,000 and (ii) 10,000,000 shares of undesignated preferred stock. All share data and stock option plan information has been restated to reflect the reincorporation. The reincorporation is expected to be completed in 1999.

Netranscend Software, Inc. Acquisition

  On March 25, 1999, the Company acquired Netranscend Software, Inc., a Java-based enterprise automation solutions software company, for a note payable of $430,000, due in four annual installments (Note 5) beginning on the first anniversary of the acquisition, and 1,979,000 shares of the Company's common stock with an estimated fair value of $1.29 per share. The Company incurred transaction costs of $68,231.

  The acquisition was accounted for using the purchase method of accounting. The aggregate purchase price of $2,993,906, together with $15,826 of net liabilities assumed, has been allocated based on the fair value of the assets acquired. Goodwill and intangible assets, consisting of proprietary technology, totaling $3,009,732 are being amortized over three years.

  The following pro forma results of operations reflect the combined results of the Company and Netranscend Software, Inc. for the fiscal years ended December 31, 1997 and 1998 and have been prepared as though the entities had been combined as of January 1, 1997 and 1998 respectively. The pro forma results do not reflect any nonrecurring charges that resulted directly from the transaction.

                                                        1997         1998
                                                     -----------  -----------
                                                           (unaudited)
   Revenues......................................... $   425,877  $ 3,558,094
   Net loss......................................... $(2,124,951) $(3,032,444)
   Net loss per share--basic and diluted............ $     (0.20) $     (0.30)
   Shares used to compute net loss per share--basic
    and diluted.....................................  10,436,464   10,165,127

Unaudited Interim Financial Information

  The accompanying interim statements of operations and cash flows for the six months ended June 30, 1998 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's results of operations and cash flows for the six months ended June 30, 1998. The financial data and other information related to this period that are disclosed in these notes to consolidated financial statements are unaudited. Results for the six months ended June 30, 1999 are not necessarily indicative of results that may be expected for the full year.

                                Mediaplex, Inc.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

  Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash equivalents and accounts receivable. The Company has cash equivalents and short-term investment policies that require placement of these funds in financial institutions evaluated as highly credit-worthy. The Company's credit risk is mitigated by the Company's ongoing credit evaluation of its customers' financial condition. The Company does not require collateral or other security to support accounts receivable and maintains an allowance for doubtful accounts. At December 31, 1997, one customer accounted for 67% of the outstanding accounts receivable. Four customers accounted for 76% of the outstanding accounts receivable at December 31, 1998. At June 30, 1999, three customers represented 48% of outstanding accounts receivable. One, two, four and five customers accounted for 91%, 77%, 80% and 68% of revenues for the years ended December 31, 1997 and 1998, and the six months ended June 30, 1998 and 1999, respectively.

Risks and Uncertainties

  The Company is subject to all of the risks inherent in an early stage company in the Internet advertising industry. These risks include, but are not limited to, a limited operating history, limited management resources, dependence upon consumer acceptance of the Internet, Internet-related security risks and the changing nature of the electronic commerce industry. The Company's operating results may be materially affected by the foregoing factors.

Fair Value of Financial Instruments

  The Company's financial instruments include cash and cash equivalents, borrowings and accounts payable, and are carried at cost, which approximates their fair value due to their short-term maturities.

Cash and Cash Equivalents

  All highly liquid instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

Property and Equipment

  Property and equipment are stated at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization are based on the straight-line method over the estimated useful lives of the related assets, which range from three to five years. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is reflected in operations in the period realized.

Goodwill and Intangible Assets

  Goodwill and intangible assets consist of the excess of the purchase price paid over the value of identified intangible and tangible net assets resulting from the acquisition of Netranscend Software, Inc. Due to the rapid

                                Mediaplex, Inc.

technological changes occurring in the Internet industry, the goodwill and intangible assets are amortized using the straight-line method over three years, the period of expected benefit. Valuation of goodwill and intangible assets is based on forecasted discounted cash flows and is reassessed periodically. Cash flow forecasts are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Impairment of Long-Lived Assets

  The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition

  Revenues are generated primarily from fixed fees for advertising campaign management services. Advertising revenues are recognized ratably as impressions are delivered over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of a period and collection of the resulting receivable is probable. Company obligations typically includes guarantees of minimum number of "impressions," or times that an advertisement appears in pages viewed by users of the Company's online properties. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

  Amounts payable to third-party Web sites for providing advertising space are recorded as cost of revenues in the period the advertising impressions are delivered.

Deferred Revenues

  Deferred revenues consist of advertising fees received or billed in advance of delivery of the advertisement.

Research and Development

  Research and development costs are charged to expense as incurred.

Advertising Expenses

  The Company expenses the cost of advertising and promoting its services as incurred. These costs are included in sales and marketing on the statements of operations. The Company has not incurred any advertising expenses to date.

Stock-based Compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

                                Mediaplex, Inc.

  The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

  The Company amortizes stock-based compensation recorded in connection with certain stock option grants over the vesting periods of the related options.

Income Taxes

  In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred income taxes are recognized for the differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets when it is more likely than not, based on available evidence, that some portion or all of the deferred tax asset will not be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.

Net Loss Per Share

  Net loss per share is presented in accordance with the provisions of SFAS No. 128, "Earnings per Share," and Staff Accounting Bulletin No. 98. Basic net loss per share is computed based on the weighted average number of shares of common stock outstanding, while diluted net loss per share reflects the potential dilution that would occur if preferred stock had been converted and stock options and warrants had been exercised. Common equivalent shares from preferred stock, stock options and warrants have been excluded from the computation of diluted net loss per share as their effect would be antidilutive.

Pro Forma Net Loss Per Share (unaudited)

  Pro forma net loss per share for the year ended December 31, 1998 and the six months ended June 30, 1999 is computed based on the weighted average number of common shares outstanding, including the exercise of all outstanding warrants at June 30, 1999, and the assumed conversion of the Company's Series A and B preferred stock into shares of the Company's common stock that will be effective upon the closing of the Company's initial public offering, as if such conversion had occurred on January 1, 1998 or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average number of shares used to compute basic and diluted net loss per share of 0 and 1,430,552 for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively. The calculation of pro forma diluted net loss per share excludes common stock subject to repurchase rights and incremental common shares issuable upon the exercise of stock options.

Comprehensive Income

  The Company complies with the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any significant transactions that are required to be reported in comprehensive income.

                                Mediaplex, Inc.

Segment Information

  The Company complies with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company operates in a single business segment providing advertising campaign management services in the United States.

2. Recently Issued Accounting Standards

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for the Company in fiscal 2000. Although the Company has not fully assessed the implications of SFAS No. 133, the Company does not believe the adoption of this statement will have a material effect on the Company's financial position, results of operations or cash flows.

  In March 1998, the Accounting Standards Executive Committee ("ASEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on when costs related to software developed or obtained for internal use should the capitalized or expensed. The SOP is effective for transactions entered into for fiscal years beginning after December 15, 1998. The adoption of this statement did not have a material effect on the Company's financial position, results of operations or cash flows.

  In April 1998, the ASEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires the cost of start-up activities, including organization costs, to be expensed as incurred. The adoption of this statement did not have a material effect on the Company's financial position, results of operations or cash flows.

  In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not anticipate adoption of this statement to have a material effect on the Company's financial position, results of operations or cash flows.

3. Balance Sheet Data

  Property and equipment as of December 31, 1997, 1998 and June 30, 1999 are summarized as follows:

                                                  December 31,
                                                ------------------   June 30,
                                                  1997      1998       1999
                                                --------  --------  ----------
Property and equipment, net:
  Computer equipment and software.............. $ 90,056  $161,336  $1,123,678
  Furniture....................................    4,321     5,369      93,076
  Leased equipment.............................   37,915        --          --
  Less: Accumulated depreciation and
   amortization................................  (21,746)  (60,784)   (186,055)
                                                --------  --------  ----------
                                                $110,546  $105,921  $1,030,699
                                                ========  ========  ==========

  Depreciation and amortization expense was $20,023, $54,810, $25,181 and $376,082 for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999, respectively.

                                Mediaplex, Inc.

  Accrued liabilities as of December 31, 1997 and 1998 and June 30, 1999 are summarized as follows:

                                                     December 31,
                                                   -----------------  June 30,
                                                     1997     1998      1999
                                                   -------- -------- ----------
Accrued liabilities:
  Accrued cost of revenues........................ $ 94,440 $293,590 $2,628,865
  Accrued payroll-related costs...................   12,383   24,090    133,303
  Other accrued liabilities.......................   43,244  104,497    168,529
                                                   -------- -------- ----------
                                                   $150,067 $422,177 $2,930,697
                                                   ======== ======== ==========

4. Income Taxes

  The Company has incurred losses from inception through June 30, 1999. Management believes that, based on its history of losses and other factors, the weight of available evidence indicates it is more likely than not that the Company will not be able to realize its deferred tax assets. Thus, a full valuation reserve has been recorded at December 31, 1997 and 1998 and June 30, 1999. The Company's net deferred tax asset is comprised as follows:

                                                  December 31,
                                               --------------------   June 30,
                                                 1997       1998        1999
                                               --------  ----------  ----------
Net operating loss carryforwards.............. $445,000   $ 896,000  $1,311,000
Deferred liabilities..........................   61,000     205,000     379,000
Deferred stock compensation...................       --          --     197,000
Other.........................................  (24,000)    (44,000)     50,000
                                               --------  ----------  ----------
                                                482,000   1,057,000   1,937,000
Less valuation allowance...................... (482,000) (1,057,000) (1,937,000)
                                               --------  ----------  ----------
 Net deferred tax asset....................... $     --  $       --  $       --
                                               ========  ==========  ==========

  As of June 30, 1999, the Company has net operating loss carryforwards of approximately $3,052,000 and $3,092,000 for federal and state income tax purposes, respectively. The carryforwards will begin to expire in 2017 and 2012 for federal and state income tax purposes, respectively. For federal and state income tax purposes, a portion of the Company's net operating loss may be subject to certain limitations on annual utilization due to changes in ownership, as defined by federal and state tax laws. The amount of such limitations, if any, has not yet been determined.

The components of income tax provision are as follows:

                                                     December 31,
                                                   ------------------  June 30,
                                                     1997      1998      1999
                                                   --------  --------  --------
Deferred..........................................
 Federal.......................................... $346,000  $445,000  $685,000
 State............................................   95,000   130,000   195,000
                                                   --------  --------  --------
  Total deferred..................................  441,000   575,000   880,000
Change in valuation allowance..................... (441,000) (575,000) (880,000)
                                                   --------  --------  --------
Total............................................. $     --  $     --  $     --
                                                   ========  ========  ========

                                Mediaplex, Inc.

The principal items accounting for the difference between income taxes computed at the U.S. statutory rate and the provision for income taxes are as follows:

                                        September 10,
                                            1998       December
                                         (Inception)      31,
                                         to December  -------------   June 30,
                                          31, 1996    1997    1998      1998
                                        ------------- -----   -----   --------
U.S. statutory rate....................      34.0 %    34.0 %  34.0 %   34.0 %
Permanent difference...................     (20.4)     (0.3)   (9.8)   (20.4)
Adjustment to increase valuation
 allowance.............................     (13.6)    (33.7)  (24.2)   (13.6)
                                            -----     -----   -----    -----
                                               -- %      -- %    -- %     -- %
                                            =====     =====   =====    =====

5. Notes Payable to Stockholders

  The Company's notes payable to stockholders consisted of the following:

                                                       December 31,
                                                     ---------------- June 30,
                                                      1997     1998     1999
                                                     ------- -------- --------
Convertible note payable to stockholder, 6% per
 annum, due July 1999............................... $64,569 $ 64,569 $     --
Convertible note payable to stockholder, 6% per
 annum, due April 2000..............................      --  232,161       --
Convertible notes payable to stockholder, 6% per
 annum, due August 1999.............................      --  150,000       --
Notes payable to stockholder, 6% per annum, due
 August 1999........................................      --  125,000   50,000
Note payable to stockholder.........................      --       --  372,765
                                                     ------- -------- --------
Total notes payable to stockholders.................  64,569  571,730  422,765
Less current portion................................      --  339,569  160,000
                                                     ------- -------- --------
                                                      64,569  232,161  262,765
                                                     ======= ======== ========

  A law firm affiliated with a stockholder performed legal services for the Company during 1996 and 1997. In July 1997, the Company issued a convertible note payable to the law firm for $64,569 for these services. This note bore interest at a rate of 6% per annum, and had a due date of July 1999. In March 1999, the Company converted the outstanding amount and accrued interest of $6,458 into 947,009 shares of common stock at $0.075 per share. The law firm subsequently transferred the shares to the stockholder.

  During 1996 and 1997, a founder of the Company purchased certained assets and incurred expenses on behalf of the Company (Note 8). In June 1997, $232,161 of the outstanding amount was converted into 4,643,228 shares of common stock at $0.05 per share. In April 1998, the Company repurchased the 4,643,228 shares from the founder at the original conversion price of $0.05 per share with a convertible promissory note payable. The note bore interest at the rate of 6% per annum, was due in April 2000, and was convertible into common stock at $0.05 per share. The Company recorded the difference between the conversion price of the note and the fair value of the common stock, or the beneficial conversion feature, on the date the note was issued as additional interest expense. In March 1999, this outstanding promissory note payable was converted into 4,643,228 shares of common stock at $0.05 per share.

  In May 1998, the Company entered into two senior subordinated secured convertible promissory notes and two senior subordinated secured promissory notes with a stockholder. Under these agreements, the stockholder advanced to the Company a total of $275,000 bearing interest at the rate of 6% per annum. The unpaid principal and accrued interest were payable on August 1, 1999, but could be prepaid without penalty. In the

                                Mediaplex, Inc.

event of any default, as defined in the agreement, the holder could convert the outstanding amount and accrued interest into preferred stock at the price that was applicable to preferred stock issued in the most recent round of financing. At December 31, 1998, the outstanding notes payable balance was $275,000. In May 1999, the Company paid $225,000 along with the accrued interest to the stockholder. At June 30, 1999, $50,000 remained outstanding.

  In connection with the Netranscend Software, Inc. acquisition in March 1999, the Company agreed to pay $430,000 as a part of the purchase consideration. This note is payable over four years, with the first payment of $110,000 due on the first anniversary, $110,000 due on the second anniversary, $100,000 due on the third anniversary and $110,000 due on the fourth anniversary. The note payable has been recorded at $372,765, net of a discount. The discount will be amortized as interest expense over the four-year term of the note.

  The Company incurred interest expense of $17,015, $3,403 and $12,976 during 1998 and the six months ended June 30, 1998 and 1999, respectively, in connection with the notes payable to stockholders.

6. Commitments and Contingencies

Lease Agreements

  The Company leases office space under noncancelable operating lease agreements that expire in 2002. The terms of the leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

  Future minimum lease payments under noncancelable operating leases as of June 30, 1999 are as follows:

      Six Months
      Ended December 31,
      ------------------
        1999........................................................  $  212,883

      Year Ended December 31,
      -----------------------
        2000........................................................     327,966
        2001........................................................     338,583
        2002........................................................     332,176
        2002........................................................     148,295
                                                                      ----------
                                                                      $1,359,903
                                                                      ==========

  Rent expense was $5,366, $41,555, $92,550, $12,105 and $125,704 for the
period ended December 31, 1996, the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999, respectively.

Severance Payments

  The Company has entered into employment agreements under which the employees would be entitled to receive severance payments totalling $825,000 if their employment were terminated under certain conditions.

Legal Proceedings

  From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. The Company is not currently aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

                                Mediaplex, Inc.

7. Stockholders' Equity (Deficit)

Convertible Preferred Stock

  The Company is authorized to issue 8,206,000 shares of preferred stock, of which 1,206,000 shares are designated as Series A preferred stock and 7,000,000 shares are designated as Series B preferred stock.

  Preferred stock at June 30, 1999 consisted of the following:

                                        Shares                     Cash Proceeds
                                ----------------------                Net of
                                           Issued and  Liquidation   Issuance
Series                          Authorized Outstanding   Amount        Costs
------                          ---------- ----------- ----------- -------------
A.............................. 1,206,000   1,206,000  $ 1,507,500  $1,460,799
B.............................. 7,000,000   4,500,000    9,000,000   8,258,368
                                ---------   ---------  -----------  ----------
Total.......................... 8,206,000   5,706,000  $10,507,500  $9,719,167
                                =========   =========  ===========  ==========

  The holders of convertible preferred stock have various rights and preferences as follows:

 Voting Rights

  Each holder of Series A and Series B preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by the holder can be converted. As of June 30, 1999, all preferred stock converts on a one-for-one basis into common stock. Preferred stockholders can vote on all matters on which common stockholders are entitled to vote.

 Dividends

  Holders of Series A and Series B preferred stock are entitled to noncumulative dividends at the rate of $0.10 per share and $0.16 per share per annum, respectively, before any dividend is paid on common stock. No dividends on preferred stock or common stock have been declared by the Board of Directors from inception through June 30, 1999.

 Liquidation

  In the event of (i) any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or (ii) merger or consolidation of the Company with or into another corporation, the holders of Series A and Series B preferred stock are first entitled to receive, in preference to the holders of common stock, an amount of $1.25 and $2.00, respectively, per share plus all accrued but unpaid dividends. If assets and funds are insufficient for such distribution, the available funds will be distributed ratably among the holders of Series A and Series B preferred stock in proportion to the preferential amount each holder would have otherwise been entitled to receive. After such distribution, any remaining funds will be distributed ratably among the holders of common stock.

 Conversion Rights

  Each share of Series A and Series B preferred stock is convertible into common shares, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of preferred stock will automatically be converted into common stock, at the then applicable conversion rate, (i) in the event of the closing of an underwritten public offering of the Company's securities in which the aggregate gross proceeds to the Company exceeds $10,000,000 and an offering price per share exceeds $5.00, or (ii) when the Company obtains the consent of a majority of the outstanding shares of preferred stock.

                                Mediaplex, Inc.

  At June 30, 1999, the Company had reserved 1,206,000 shares and 7,000,000 shares of common stock for conversion of its Series A and Series B convertible preferred stock.

Common Stock

  The Company is authorized to issue 40,000,000 shares of common stock. In July 1999, the Company amended its certificate of incorporation to increase the number of authorized shares of common stock to 75,000,000 shares.

  The Company recognizes stock-based compensation upon the issuance of common stock for less than the deemed fair market value and upon the issuance of common stock in exchange for services. Accordingly, the Company recorded stock-based compensation of $152,694, $11,000, $151,427, $151,427 and $27,938 for the
period from September 10, 1996 (inception) to December 31, 1996, the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999, respectively.

Warrants

  In January 1999, the Company issued a warrant to an employee to purchase 500,000 shares of common stock at $0.50 per share. The warrant becomes exercisable only upon completion of certain milestones which were primarily related to achievement of certain levels of earned revenues. The first milestone entitles the employee to exercise the warrant to purchase 250,000 shares. Achievement of the subsequent milestones entitle the employee to exercise the warrant to purchase 150,000 shares, 50,000 shares and 50,000 shares, respectively.

  As of June 30, 1999, the first milestone was completed and the warrant to purchase 250,000 shares became exercisable. Accordingly, the Company recorded compensation expense in the amount of $325,000 based on the difference between the exercise price and the fair value of the Company's common stock on the date the milestone was met.

  In June 1999, in connection with services provided related to the issuance of Series B preferred stock, the Company granted warrants to two non-employees, exercisable for 275,000 shares of Series B convertible preferred stock and 100,000 shares of common stock at exercise prices of $2.00 per share and $0.50 per share, respectively. The warrants are exercisable by the holder at any time until June 2002. The holder of the warrant is not entitled to any voting rights. The fair value of the warrants calculated using Black-Scholes model was $432,354 and has been included in the offering costs of the Series B convertible preferred stock.

1997 Stock Plan

  The Company's 1997 Stock Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights.

  In November 1998, the Company granted options to purchase 505,667 shares of common stock with exercise prices ranging from $0.05 to $0.30 to both former and current employees for services previously rendered under the 1997 Stock Plan. The options granted to former employees were immediately exercisable until February 1999. For those options granted to current employees, the Company recorded $193,390 in deferred stock compensation for the difference between the exercise price and the assumed fair value of the common stock. For the year ended December 31, 1998, the Company recorded stock compensation expense of $140,019.

  The Company recorded the fair value for the options granted to former employees as stock-based compensation expense of $286,079 in 1998. The fair value of the options granted to the former employees was determined using a Black-Scholes option-pricing model.

                                Mediaplex, Inc.

1999 Stock Plan

  In February 1999, the Company adopted the 1999 Stock Plan (the "1999 Plan"). Options granted under the 1999 Plan may be either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). ISOs may be granted only to Company employees. NSOs may be granted to Company employees, directors and consultants. The Company has reserved 9,000,000 shares of common stock for issuance under the 1999 Plan. The 1997 Plan was amended in August 1999, raising the number of shares reserved for issuance to 12,000,000.

  In the case of ISOs granted to an employee who, at the time of the option was granted, owns stock representing more than 10% of the voting power of all classes of stock, the term of the option cannot exceed five years. The exercise price of an ISO or NSO may not be less than 100% or 85%, respectively, of the estimated fair value of the underlying stock on the date of grant and the exercise price of an ISO or NSO granted to a 10% shareholder may not be less than 100% of the estimated fair value of the underlying stock on the date of grant. Options generally become exercisable in equal increments over a four-year vesting period and expire at the end of ten years from the date of grant, or sooner if terminated by the Board of Directors.

  The following table summarizes option activity through June 30, 1999:

                                                     Options Outstanding
                            Shares    ---------------------------------------------------
                          Available   Number of   Exercise   Aggregate   Weighted Average
                          for Grants   Shares       Price      Price      Exercise Price
                          ----------  ---------  ----------- ----------  ----------------
Share authorized under
 the 1997 Plan               505,667
Granted.................    (505,667)   505,667  $0.05-$0.30 $   91,935       $0.18
Cancelled...............          --         --           --         --          --
Exercised...............          --   (262,667) $0.05-$0.30    (19,035)      $0.07
                          ----------  ---------              ----------
Balance, December 31,
 1998...................          --    243,000        $0.30     72,900       $0.30
Shares authorized under
 the 1999 Plan..........   9,000,000
Granted.................  (8,393,398) 8,393,398  $0.50-$1.80  4,775,841       $0.57
Cancelled...............      10,700    (10,700) $0.50-$1.80    (18,350)      $1.71
Exercised...............          --         --           --         --          --
                          ----------  ---------              ----------
Balance, June 30, 1999..     617,302  8,625,698  $0.50-$1.80 $4,830,391       $0.56
                          ==========  =========              ==========

  The following table summarizes information for stock options outstanding at June 30, 1999:

                                                                                Options
                         Options Outstanding                                  Exercisable
             -----------------------------------------------------            -----------
                                                       Weighted
                                                        Average
                                                       Remaining
                                                      Contractual
             Exercise           Number                   Life                   Number
              Price           Outstanding               (Years)               Exercisable
             --------         -----------             -----------             -----------
             $0.30               243,000                  8.0                    123,854
              0.50             7,992,360                  9.7                  4,580,581
              1.80               390,338                  9.9                         --
                               ---------                                       ---------
                               8,625,698                                       4,704,435
                               =========                                       =========

  In connection with the stock option grants made during the six months ended June 30, 1999, the Company recorded deferred stock compensation of $6,116,505, which will be amortized over the vesting periods of the related stock options through 2003. For the six months ended June 30, 1999, the Company recorded stock compensation expense of $2,937,746 in connection with stock option grants.

  Under SFAS No. 123, the Company is required to calculate the pro forma fair market value of options granted and report the impact that would result from recording the compensation expense. The fair value of

                                Mediaplex, Inc.

option grants has been estimated on the date of grant using the Black-Scholes option-pricing model using a weighted average risk-free interest rate of 4.82% and a weighted average expected life of 3.2 years. No price volatility was assumed because the Company's equity securities were not traded publicly. No dividend yield was assumed as the Company has not paid dividends and has no plans to do so.

  The weighted average expected life was calculated based on the vesting period and the expected life at the date of grant. The risk-free interest rate was calculated based on rates prevailing during the grant periods and expected lives of options at the date of grants.

  The weighted average fair values of options granted to employees for the year ended December 31, 1998 and the six months ended June 30, 1999 were $1.06 and $0.80, respectively.

  Had compensation expenses for option grants to employees been determined under SFAS No. 123 the Company's net loss would have been as follows:

                         September 10,
                             1996
                          (inception)                                Six Months Ended
                              to       Years Ended December 31,          June 30,
                         December 31,  -------------------------  ------------------------
                             1996         1997          1998         1998         1999
                         ------------- -----------  ------------  -----------  -----------
Net loss--as reported...   $(255,180)  $(1,117,366) $ (2,019,212) $(1,015,941) $(5,511,121)
Net loss--pro forma.....   $(255,180)  $(1,117,366) $ (2,019,212) $(1,015,941) $(5,756,121)
Net loss per share--
 basic and diluted as
 reported...............   $   (0.07)  $     (0.13) $      (0.25) $     (0.11) $     (0.46)
Net loss per share--
 basic and diluted
 pro forma..............   $   (0.07)  $     (0.13) $      (0.25) $     (0.11) $     (0.48)

  The pro forma net loss disclosures made above are not necessarily representative of the effects on pro forma net income (loss) for future years as options typically vest over several years and additional option grants are expected to be made in future years.

8. Related Party Transactions

  Related party balances consist of the following:

                                                        December 31,
                                                      ---------------- June 30,
                                                       1997     1998     1999
                                                      ------- -------- --------
Payables to stockholders............................. $19,203 $ 71,781 $ 71,781
Payables to founders.................................  29,670   67,920   55,500
                                                      ------- -------- --------
    Total payables to stockholders................... $48,873 $139,701 $127,281
                                                      ======= ======== ========

  The Company incurred expenses of $21,547, $66,546 and $196,611 for the period from September 10 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998, respectively, in connection with legal and consulting services performed by a law firm affiliated with a stockholder.

  During 1996 and 1997, founders of the Company purchased certain assets and incurred expenses on behalf of the Company for a total of $274,661. In June 1997, $232,161 of the outstanding amount was converted into common stock (see
Note 5). During 1997 and 1998, $12,830 and $11,750 was paid back to the founders, respectively. In 1998, a founder advanced the Company $50,000.

  In January 1999, the Company converted $12,420 of the payables to founders into 200,000 shares of common stock in connection with the founder's exercise of stock options.

                                Mediaplex, Inc.

  In May 1998, the Company entered into a sublease agreement, on a month-to-month basis, for office space with a stockholder, who was the original tenant of the office space. The Company paid $41,000, $9,000 and $42,000 during the year ended December 31, 1998 and the six months ended June 30, 1998 and 1999, respectively, to the stockholder.

  In June 1999, the Company entered into an agreement with a former employee and stockholder, under which the stockholder will receive commissions on the net proceeds (defined as gross revenue minus associated costs) generated from certain customers. The agreement expires in July 2000.

9. Employee Benefit Plan

  The Company maintains a retirement and deferred savings plan for its employees (the "401(k) Plan") that is intended to qualify as a tax-qualified plan under the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation (up to a statutory limit). All amounts contributed by participants and earnings on these contributions are fully vested at all times. To date, the Company has not made discretionary contributions under the 401(k) Plan.

10. Subsequent Events

Issuance of Series C convertible preferred stock

  In August 1999, the Company issued 4,000,000 shares of Series C convertible preferred stock for net proceeds of $14,237,113. Included in this issuance a stockholder also converted an outstanding note payable for $50,000 (Note 5) and related accrued interest of $3,250 into 14,833 shares of Series C convertible preferred stock, and this same stockholder also converted $16,252 of interest accrued on a separate note payable into 4,527 shares of Series C convertible preferred stock. The difference between the offering price and the deemed fair value on the date of the transaction resulted in a beneficial conversion feature of $14,360,000. The beneficial conversion feature will be reflected as a preferred dividend in the statement of operations in the third quarter of 1999.

Employee Stock Purchase Plan

  In August 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") effective on the date of the Company's initial public offering. The Company has reserved 400,000 shares for issuance thereunder. Employees generally will be eligible to participate in the Purchase Plan if they are customarily employed by the Company for more than 20 hours per week and more than five months in a calendar year and are not 5% or greater stockholders. Under the Purchase Plan, eligible employees may select a rate of payroll deduction up to 10% of their compensation subject to certain maximum purchase limitations. The Purchase Plan will be implemented in a series of overlapping twenty-four month offering periods and beginning on the effective date of the Company's initial public offering and subsequent offering periods will begin on the first trading day on or after May 1 and November 1 of each year. Purchases will occur on each April 30 and October 31 (the "purchase dates") during each participation period. Under the Purchase Plan, eligible employees will be granted an option to purchase shares of common stock at a purchase price equal to 85% of the fair market value per share of common stock on either the start date of the offering period or the end date of the offering period, whichever is less. If the fair market value of the common stock at the end of the purchase period is lower than the fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the offering period immediately following. The Company amended the 1999 Stock Plan in August 1999, increasing the number of shares reserved for issuance to 12,000,000.

                              Mediaplex, Inc.

Warrants (unaudited)

  In connection with the warrant issued to an employee (Note 7), the remaining milestones were met in August and September 1999 and the remaining 250,000 shares became exercisable. The Company recorded compensation expense in the amount of $1,715,000 based on the difference between the exercise price and the fair value of the Company's common stock on the dates each of the milestones were met.

Stock Option Grants (unaudited)

  In the three months ended September 30, 1999 the Company granted options to purchase 973,500 shares of common stock at exercise prices ranging from $3.25 to $6.50 per share to employees and directors. The Company expects to record deferred stock compensation of approximately $3.5 million in conjunction with these grants, which is being amortized over the four-year vesting period of the related options.

11. Pro Forma Stockholders' Equity (unaudited)

  Pro forma stockholders' equity is computed to include the automatic conversion of the pro forma outstanding shares of Series A and Series B preferred stock into 1,206,000 and 4,500,000 shares, respectively, of common stock.

  At June 30, 1999, the pro forma effects of these transactions are as follows:

                                                               Pro Forma
                                                          Stockholders' Equity
                                            June 30, 1999   At June 30, 1999
                                            ------------- --------------------
Preferred stock............................  $       571      $        --
Common stock...............................        1,484            2,055
Additional paid-in capital.................   20,238,846       20,238,846
Warrants...................................      757,354          757,354
Deferred stock compensation................   (3,232,130)      (3,232,130)
Receivable from sale of Series B preferred
 stock.....................................     (240,000)        (240,000)
Accumulated deficit........................   (8,902,879)      (8,902,879)
                                             -----------      -----------
  Total stockholders' equity...............  $ 8,623,246      $ 8,623,246
                                             ===========      ===========

                                Mediaplex, Inc.

                        Pro Forma Financial Information

                                    Overview

  On March 25, 1999, the Company acquired Netranscend Software, Inc. ("Netranscend"), a Java-based enterprise automation solution software company. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values on the acquisition date.

  The aggregate purchase price of $2,993,906 consisted of a note payable of $430,000, due in four annual installments beginning on the first anniversary of the acquisition, 1,979,000 shares of the Company's common stock with an estimated fair value of $2,552,910, acquisition-related expenses of $68,231 for miscellaneous transaction fees and $15,826 of net liabilities assumed. Of the total purchase price, $3,009,732 was allocated to goodwill and intangible assets, consisting of proprietary technology. The acquired goodwill and intangible assets will be amortized over their estimated useful lives of three years.

  The following unaudited pro forma consolidated statement of operations gives effect to this acquisition as if it had occurred on January 1, 1998, by consolidating the results of operations of Netranscend Software, Inc. for the year ended December 31, 1998 with the results of operations of the Company for the year ended December 31, 1998.

  The unaudited pro forma consolidated statement of operations is not necessarily indicative of the operating results that would have been achieved had the transactions been effected as of January 1, 1998 and should not be construed as being representative of future operating results.

  The historical financial statements of the Company and Netranscend are included elsewhere in this Prospectus and the unaudited pro forma consolidated financial information presented herein should be read in conjunction with those financial statements and related notes.

                                Mediaplex, Inc.

                       Pro Forma Statement of Operations
                                  (unaudited)

                                    Year Ended December 31, 1998
                           ---------------------------------------------------
                            Mediaplex   Netranscend Adjustments     Pro Forma
                           -----------  ----------- -----------    -----------
Revenues.................. $ 3,588,094    $    --   $        --    $ 3,588,094
Cost of revenues..........   2,770,567         --            --      2,770,567
                           -----------    -------   -----------    -----------
    Gross profit..........     817,527         --            --        817,527
                           -----------    -------   -----------    -----------

Operating expenses:
  Sales and marketing.....     819,641         --            --        819,641
  Research and
   development............     555,736      1,717            --        557,453
  General and
   administrative.........     636,651      8,271            --        644,922
  Stock-based
   compensation...........     577,525         --            --        577,525
  Amortization of goodwill
   and intangibles........          --         --     1,003,244(A)   1,003,244
                           -----------    -------   -----------    -----------
    Total operating
     expenses.............   2,589,553      9,988     1,003,244      3,602,785
                           -----------    -------   -----------    -----------
    Loss from operations..  (1,772,026)    (9,988)   (1,003,244)    (2,785,238)
Interest expense, net.....    (247,186)        --            --       (247,186)
                           -----------    -------   -----------    -----------
    Net loss.............. $(2,019,212)   $(9,988)  $(1,003,244)   $(3,032,444)
                           -----------    -------   -----------    -----------
Net loss per share--basic
 and diluted(B)...........                                         $     (0.30)
                                                                   -----------
Weighted average shares
 outstanding(B)...........                                          10,165,127
                                                                   -----------



     See accompanying Notes to Pro Forma Consolidated Financial Information

                                Mediaplex, Inc.

                    Notes to Pro Forma Financial Information
                                  (unaudited)

  The following adjustments were applied to the Company's historical financial statements and those of Netranscend Software, Inc. to arrive at the pro forma consolidated financial information.

   (A) To record amortization of goodwill and purchased proprietary technology totaling $1,003,244 over the estimated period of benefit of three years.

   (B) Pro forma basic and diluted net loss per share for the year ended December 31, 1998 was computed using the weighted average number of common shares outstanding. Differences between historical weighted average shares outstanding and pro forma weighted average shares outstanding used to compute net loss per share result from the inclusion of shares issued in conjunction with the acquisition as if those shares were outstanding from January 1, 1998.

                       Report of Independent Accountants

To the Board of Directors and Shareholders of Netranscend Software, Inc.:

  In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Netranscend Software, Inc. (a development stage company) (the "Company") at December 31, 1997 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1998, and the period from November 27, 1996 (inception) through December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

San Francisco, California
July 23, 1999

                           Netranscend Software, Inc.
                         (a development stage company)

                                 Balance Sheets

                                                               December 31,
                                                             -----------------
                                                              1997      1998
                                                             -------  --------
                           Assets
Current assets:
  Cash and cash equivalents................................. $    --  $    530
  Prepaid expenses..........................................     114        78
                                                             -------  --------
    Total current assets....................................     114       608
Property and equipment, net.................................   3,149     1,746
                                                             -------  --------
    Total assets............................................ $ 3,263  $  2,354
                                                             =======  ========
       Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
  Payable due to shareholder................................ $ 6,126  $ 16,356
  Accrued liabilities.......................................   1,171        --
                                                             -------  --------
    Total current liabilities...............................   7,297    16,356
                                                             -------  --------
Shareholders' equity (deficit):
  Common stock: No par value; 10,000,000 shares authorized;
   3,000,000 shares issued and outstanding at December 31,
   1997 and 1998............................................   3,030     3,030
  Deferred stock compensation...............................     (30)      (10)
  Deficit accumulated during the development stage..........  (7,034)  (17,022)
                                                             -------  --------
    Total shareholders' equity (deficit)....................  (4,034)  (14,002)
                                                             -------  --------
    Total liabilities and shareholders' equity (deficit).... $ 3,263  $  2,354
                                                             =======  ========



   The accompanying notes are an integral part of these financial statements.

                           Netranscend Software, Inc.
                         (a development stage company)

                            Statements of Operations

                                                                    Period from
                                                                    November 27,
                                                                        1996
                                                    Year Ended      (inception)
                                                   December 31,       through
                                                  ----------------  December 31,
                                                   1997     1998        1998
                                                  -------  -------  ------------
Operating expenses:
  Research and development....................... $ 1,405  $ 1,717    $  3,219
  Selling, general and administrative............   2,936    8,271      13,803
                                                  -------  -------    --------
    Total operating expenses.....................   4,341    9,988      17,022
                                                  -------  -------    --------
    Net loss..................................... $(4,341) $(9,988)   $(17,022)
                                                  =======  =======    ========



   The accompanying notes are an integral part of these financial statements.

                           Netranscend Software, Inc.
                         (a development stage company)

                  Statements of Shareholders' Equity (Deficit)

                                                          Deficit
                                                        Accumulated     Total
                            Common Stock     Deferred   during the  Shareholders'
                          ----------------    Stock     Development    Equity
                           Shares   Amount Compensation    Stage      (Deficit)
                          --------- ------ ------------ ----------- -------------
Balance at January 1,
 1997...................  3,000,000 $3,000     $ --      $ (2,693)    $    307
Deferred stock
 compensation...........         --     30      (30)           --           --
Net loss ...............         --     --       --        (4,341)      (4,341)
                          --------- ------     ----      --------     --------
Balance at December 31,
 1997...................  3,000,000  3,030      (30)       (7,034)      (4,034)
Amortization of deferred
 stock compensation.....         --     --       20            --           20
Net loss................         --     --       --        (9,988)      (9,988)
                          --------- ------     ----      --------     --------
Balance at December 31,
 1998...................  3,000,000 $3,030     $(10)     $(17,022)    $(14,002)
                          ========= ======     ====      ========     ========



   The accompanying notes are an integral part of these financial statements.

                           Netranscend Software, Inc.
                         (a development stage company)

                            Statements of Cash Flows

                                                                   Period from
                                                                   November 27,
                                                                       1996
                                                   Year Ended      (inception)
                                                  December 31,       through
                                                 ----------------  December 31,
                                                  1997     1998        1998
                                                 -------  -------  ------------
                                                                   (unaudited)
Cash flows from operating activities:
 Net loss....................................... $(4,341) $(9,988)   $(17,022)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization.................   1,404    1,618       3,119
  Stock compensation expense....................      --       20          20
  Changes in current assets and liabilities:
    Prepaid expenses............................    (114)      36         (78)
    Accrued liabilities.........................   1,171   (1,171)         --
                                                 -------  -------    --------
      Net cash used in operating activities.....  (1,880)  (9,485)    (13,961)
                                                 -------  -------    --------
Cash flows from investing activities:
 Purchase of property and equipment.............  (1,174)    (215)     (4,865)
                                                 -------  -------    --------
      Net cash used in investing activities.....  (1,174)    (215)     (4,865)
                                                 -------  -------    --------
Cash flows from financing activities:
 Proceeds from issuance of common stock.........      --       --       3,000
 Proceeds from payables due to shareholder......   3,054   10,230      16,356
                                                 -------  -------    --------
      Net cash provided by financing
       activities...............................   3,054   10,230      19,356
                                                 -------  -------    --------
Net increase in cash and cash equivalents.......      --      530         530
Cash and cash equivalents at beginning of
 period.........................................      --       --          --
                                                 -------  -------    --------
Cash and cash equivalents at end of period...... $    --  $   530    $    530
                                                 =======  =======    ========
Supplemental disclosure of cash flow
 information:
 Deferred stock compensation from issuance of
  common stock.................................. $    30  $    --    $     30
                                                 =======  =======    ========

   The accompanying notes are an integral part of these financial statements.

                           Netranscend Software, Inc.
                         (a development stage company)

                         Notes to Financial Statements

1. Nature of Business

  Netranscend Software, Inc. (the "Company") was incorporated on November 27, 1996 as a California corporation. The Company provides Java-based enterprise automation solutions on the Internet and for intranets.

2. Summary of Significant Accounting Policies

Basis of presentation

  The Company has had limited operations to date, and its activities have consisted primarily of developing products and recruiting personnel. Accordingly, the Company is considered to be in the development stage at December 31, 1998, as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises."

Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and equipment

  Property and equipment are stated at cost and depreciated on the straight-line basis over the estimated useful lives of the asset, which is generally three years. Upon sale or disposal, the Company removes the asset and accumulated depreciation from its records and recognizes the related gain or loss in results of operations.

Research and development costs

  The costs of establishing the technological feasibility of the Company's software products or product enhancements are expensed as research and development costs when incurred. The costs incurred subsequent to the establishment of technological feasibility and prior to a product's general release will be capitalized. All costs have been expensed to date.

Stock-based compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of APB No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

                           Netranscend Software, Inc.
                         (a development stage company)

                   Notes to Financial Statements--(Continued)


  The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Comprehensive Income

  The Company complies with the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. The Company has not had any significant transactions that are required to be reported in comprehensive income.

Income Taxes

  Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Concentration of Credit Risk

  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company deposits its cash and cash equivalents with a single major financial institution, which deposits may exceed federal deposit insurance limits.

3. Related Party Transactions

  During the period from November 27, 1996 (inception) to December 31, 1998, the sole shareholder purchased certain assets and incurred expenses on behalf of the Company. The Company recorded such amounts due to the shareholder as an interest-free loan. The amounts due to the shareholder at December 31, 1997 and 1998 were $6,126 and $16,356, respectively.

4. Property and Equipment

  Property and equipment as of December 31, 1997 and 1998 is summarized as follows:

                                                                 December 31,
                                                                 --------------
                                                                  1997    1998
                                                                 ------  ------
   Property and equipment, net:
     Computer equipment and software............................ $4,651  $4,866
     Less: Accumulated depreciation and amortization............ (1,502) (3,120)
                                                                 ------  ------
                                                                 $3,149  $1,746
                                                                 ======  ======

                           Netranscend Software, Inc.
                         (a development stage company)

                   Notes to Financial Statements--(Continued)


5. Income Taxes

  During the period from November 27, 1996 (inception) through December 31, 1998, no income tax provision or benefit was recognized due to net operating losses incurred during the periods for which a full valuation allowance was recorded.

  The difference between the income tax benefit at the federal statutory rate of 34% and the Company's effective tax rate is due to the recording of the valuation allowance.

6. Shareholders' Equity

Common stock

  The Company is authorized to issue 10,000,000 shares of common stock. In November 1996, the Company issued 3,000,000 shares of common stock to the sole shareholder in exchange for a capital contribution made by the shareholder. At December 31, 1998, a total of 3,000,000 shares of common stock was issued and outstanding.

Stock option plan

  The Company did not have a formal stock option plan. However, during 1997, the Company issued nonstatutory stock options to three non-employees. The Company did not reserve any specific number of shares of common stock for issuance of the stock options. The options generally become exercisable in equal increments over a eighteen-month vesting period and expire at the end of five years from the date of grant or sooner if terminated by the Board of Directors.

  In connection with the stock options grants, the Company recorded a deferred stock compensation of $30, which will be amortized over the vesting period through February 1999.

  The following table summarizes option activity through December 31, 1998:

                                                        Options Outstanding
                                                    ----------------------------
                                                    Number of Exercise Aggregate
                                                     Shares    Price     Price
                                                    --------- -------- ---------
   Shares:
     Granted.......................................  59,000    $0.002    $118
     Cancelled.....................................      --        --      --
     Exercised.....................................      --        --      --
                                                     ------    ------    ----
   Balance, December 31, 1997......................  59,000    $0.002     118
     Granted.......................................      --        --      --
     Cancelled.....................................      --        --      --
     Exercised.....................................      --        --      --
                                                     ------    ------    ----
   Balance, December 31, 1998......................  59,000    $0.002    $118
                                                     ======    ======    ====

  As of December 31, 1997 and 1998, options to purchase 5,000 and 56,000 shares of common stock were exercisable.

                           Netranscend Software, Inc.
                         (a development stage company)

                   Notes to Financial Statements--(Continued)


  The following table summarizes information for stock options outstanding at December 31, 1998:

                                                Options
                  Options Outstanding         Exercisable
            ---------------------------------------------
                                   Weighted
                                    Average
                                   Remaining
                                  Contractual
            Exercise    Number       Life       Number
             Price    Outstanding   (Years)   Exercisable
            --------  ----------- ----------- -----------
            $  0.002    59,000        3.7       56,000
                        ======                  ======

  The pro forma disclosures for net loss and net loss per share have not been presented as the results would be the same as the net loss and net loss per share as reported.

7. Subsequent Events

  On March 25, 1999, the Company was acquired by Mediaplex, Inc. ("Mediaplex") in exchange for a note issued to the Company's sole shareholder payable in four annual installments, and for 1,979,000 shares of Mediaplex's common stock. The note will be paid in installments of $110,000 due on March 25, 2000, 2001 and 2003 and $100,000 on March 25, 2002. Mediaplex delivered 1,679,000 shares of common stock immediately after the closing date and deposited the remaining 300,000 shares of common stock into an escrow fund. The escrow fund period expires two years after the closing date, subject to fulfilling pending unsatisfied claims, if any. At the end of the escrow period or resolution of the unsatisfied claims, the remaining 300,000 shares of common stock will be delivered to the sole shareholder.

  All vested and unvested options of the Company were cancelled at the closing date of this acquisition.

      [INSIDE BACK COVER OF PROSPECTUS CONTAINS CLIENT'S NAMES AND LOGOS]


Caption in the middle of six pictures of people: Delivering the most relevant message to the right target in real time. [PICTURES OF 3 PERSONS ABOVE THE CAPTION AND 3 PERSONS BELOW THE CAPTION]


Bottom of page caption: Just a few of our clients:


[LOGOS FOR 13 CLIENTS]

                             6,000,000 Shares

                              [LOGO OF MEDIAPLEX]


                                  Common Stock

                                 -------------

                                   PROSPECTUS
                                       , 1999

                                 -------------



                                Lehman Brothers

                                    SG Cowen

                           U.S. Bancorp Piper Jaffray

                         Fidelity Capital Markets

           a division of National Financial Services Corporation

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than the underwriting discount payable by Mediaplex in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

   SEC registration fee............................................. $   19,460
   NASD filing fee..................................................      7,500
   Nasdaq National Market listing fee...............................     95,000
   Printing and engraving costs.....................................    250,000
   Legal fees and expenses..........................................    350,000
   Accounting fees and expenses.....................................    275,000
   Blue Sky fees and expenses.......................................      5,000
   Transfer agent and registrar fees................................     10,000
   Miscellaneous expenses...........................................     38,040
                                                                     ----------
     Total.......................................................... $1,050,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

  Article IX of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

  Article VI of the Registrant's Amended and Restated Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

  The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Amended and Restated Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant and its executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

Item 15. Recent Sales of Unregistered Securities

  During the past three years, the Registrant has issued unregistered securities to a limited number of entities and persons as described below:

    (a) From September 1, 1996 to September 30, 1999, the Registrant issued and sold common stock to various entities and persons at per share purchase prices, as follows:

     (1) In September and October 1996, the Registrant issued and sold to Michael Schwartz an aggregate of 2,460,000 shares at a purchase price of $0.0001 per share, in connection with the Registrant's founding;

     (2) In September 1996, the Registrant issued and sold 350,000 shares and 250,000 shares, to Raifman & Edwards LLP and PointBreak Ventures, LLC, respectively, at a purchase price of $0.0001 per share, in payment for past services rendered to the Registrant;

     (3) In October 1996 and January 1997, the Registrant issued and sold 1,600,000 shares to Eugene Jarvis, at a purchase price of $0.05 per share;

     (4) In December 1996, the Registrant issued and sold an aggregate of 800,000 shares to Kuni Research, at a purchase price of $0.05 per share;

     (5) During 1997, the Registrant issued and sold 220,000 shares and 995,338 shares to non-employee investors at a purchase price of $0.05 per share and $0.30 per share, respectively;

     (6) In June 1997, the Registrant issued a convertible promissory note to Michael Schwartz in payment for past services rendered, which was converted into 4,643,228 shares at a conversion rate of $0.05 per share in June 1997. In April 1998, the Registrant repurchased these shares, and issued in exchange a convertible promissory note to Michael Schwartz. In July 1998, Michael Schwartz transferred these shares to Raifman & Edwards, LLP. In March 1999, Raifman & Edwards converted the principal and interest of this note into 4,643,228 shares at a conversion rate of $0.05 per share;

     (7) In July 1997, the Registrant issued a convertible promissory note to Raifman & Edwards, LLP, in payment for past services rendered, which in March 1999 was converted into 947,009 shares at a conversion rate of $0.075 per share;

     (8) In February 1998, the Registrant issued and sold to non-employee investors 76,000 shares at a purchase price of $0.50 per share;

     (9) In June 1998, the Registrant issued and sold to a former employee, Joshua Grant, 232,290 shares at a purchase price of $0.65 per share;

    (10) In January and March 1999, the Registrant issued and sold to an employee, Jay Goodman, 13,333 shares and to a non employee, Seth Harmon, 10,000 shares, in payment for past services rendered at prices of $1.13 and $1.29 per share, respectively; and

    (11) In January 1999, the Registrant, in exchange for services rendered issued and sold to Gary Kremen, an employee 200,000 shares for a purchase price of $0.62 per share under our 1997 Stock Plan.

    (b) From October 31, 1996 to September 30, 1999, the Registrant issued to certain of its employees, officers, directors and consultants options to purchase an aggregate of 9,390,998 shares of common stock of the Registrant, at exercise prices ranging from $0.05 per share to $6.50 per share, pursuant to the Registrant's 1997 Stock Plan and 1999 Stock Plan, and Amended and Restated 1999 Stock Plan.

    (c) From October 31, 1996 to September 30, 1999, the Registrant issued an aggregate of 375,167 shares of common stock to employees, directors and consultants of the Registrant upon the exercise of options at exercise prices ranging from $0.05 to $3.25 per share.

    (d) On January 11, 1999, the Registrant issued to Timothy Favia, an employee, a warrant to purchase an aggregate of 500,000 shares of common stock at an exercise price of $0.50 per share.

    (e) On January 26, 1999, the Registrant issued and sold an aggregate of 1,206,000 shares of Series A preferred stock to 37 investors at a purchase price of $1.25 per share or an aggregate purchase price of $1,507,500.

    (f) On March 25, 1999, the Registrant issued and sold an aggregate of 1,979,000 shares of common stock valued at $1.31 per share to Ruiqing Jiang in connection with the Registrant's acquisition of Netranscend Software, Inc., of which Mr. Jiang was the sole shareholder.

    (g) On June 15, 1999, the Registrant issued and sold an aggregate of 4,500,000 shares of Series B preferred stock to 36 investors at a purchase price of $2.00 per share, or an aggregate purchase price of $9,000,000.

    (h) On June 15, 1999, the Registrant issued to Retail Ventures International, Inc. and Zeron Capital, Inc. warrants to purchase 150,000 shares and 125,000 shares of Series B preferred stock at an exercise price of $2.00 per share.

    (i) On June 15, 1999, the Registrant issued to Retail Ventures International, Inc. a warrant to purchase an aggregate of 100,000 shares of common stock at an exercise price of $0.50 per share.

    (j) On August 6, 1999, the Registrant issued and sold an aggregate of 4,000,000 shares of Series C preferred stock to 14 investors at a purchase price of $3.59 per share, or an aggregate purchase price of $14,360,000.

  The issuances described in paragraphs (a) (1) through (10) and (d) through
(j) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The sales of securities described in paragraphs a(11), (b) and (c) above were deemed to be exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The issuance of warrants to purchase stock described in paragraphs (h) and (i) above did not require registration under the Securities Act, or an exemption therefrom, insofar as such grants did not involve a "sale" of securities as such term is used in Section 2(3) of the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Exhibit
 Number
 -------
  1.1    Form of Underwriting Agreement.

  2.1**  Agreement and Plan of Reorganization between Registrant, Netranscend
          Software, Inc. and Ruiqing "Barclay" Jiang, dated March 8, 1999.

  3.1** Form of the Amended and Restated Certificate of Incorporation of the Registrant to be in effect after the closing of the offering made under this Registration Statement.

  3.2** Form of the Amended and Restated Bylaws of the Registrant to be in effect after the closing of the offering made under this Registration
          Statement.

  4.1** Warrant to purchase 500,000 shares of Common Stock of the Registrant, dated January 11, 1999, held by Timothy Favia.

  4.2** Warrant to purchase 100,000 shares of Common Stock of the Registrant, dated June 15, 1999, held by Retail Ventures International, Inc.

  4.3**  Warrant to purchase 150,000 shares of Series B Preferred Stock of the
          Registrant, dated June 15, 1999, held by Retail Ventures
          International, Inc.

  4.4**  Warrant to purchase 125,000 shares of Series B Preferred Stock of the
          Registrant, dated June 15, 1999, held by Zeron Capital, Inc.

  4.5    Specimen Common Stock Certificate.

  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

 10.1** Form of Indemnification Agreement between the Registrant and each of its directors and officers.

 10.2** Amended and Restated 1999 Stock Plan and form of agreements thereunder.


 Exhibit
  Number
 -------
 10.3**   1999 Employee Stock Purchase Plan and form of agreements thereunder.

 10.4**   1997 Stock Plan and form of agreements thereunder.

 10.5**   Basic Lease Agreement, First Amendment and Basic Lease Information
           thereto, between R&E Holdings, LLC and Persis Corporation and
           BidCom, Inc., dated September 24, 1999, February 1, 1997 and July
           31, 1998, respectively.
 10.6**   Sublease, dated July 9, 1999, with Telocity, Inc.

 10.7**   Employment Agreement with Gregory R. Raifman, dated February 19,
           1999.

 10.8**   Employment Agreement with Jon L. Edwards, dated February 19, 1999.

 10.9**   Employment Agreement with Walter Haefeker, dated February 19, 1999.

 10.10**  Employment Agreement with Ruiqing "Barclay" Jiang, dated March 24,
           1999.

 10.11**  Employment Agreement with Sandra L. Abbott, dated August 6, 1999.

 10.12+** Technology Integration and Services Agreement between the Registrant and DoubleClick, Inc., dated July 22, 1999.

 10.13**  Investors' Rights Agreement, dated July 30, 1999.

 23.1     Consent of PricewaterhouseCoopers LLP, independent accountants.

 23.2     Consent of PricewaterhouseCoopers LLP, independent accountants.

 23.3     Consent of Counsel (see Exhibit 5.1).

 24.1**   Power of Attorney (see page II-5).

 27.1**   Financial Data Schedule.

--------

**Previously filed.
 +Confidential treatment requested.

Item 17. Undertakings

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 8th day of October, 1999.

                                          MEDIAPLEX, INC.

                                                /s/ Sandra L. Abbott
                                          By:__________________________________

                                                   Sandra L. Abbott

                                             Senior Vice President and Chief
                                             Financial Officer

                               POWER OF ATTORNEY

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

              Signature                         Title                  Date
              ---------                         -----                  ----

                  *                   Chairman and Chief          October 8, 1999
 ____________________________________  Executive Officer
          Gregory R. Raifman           (Principal Executive
                                       Officer)

        /s/ Sandra L. Abbott          Senior Vice President,      October 8, 1999
 ____________________________________  Chief Financial Officer
           Sandra L. Abbott            and Secretary
                                       (Principal Accounting
                                       Officer)

                  *                   President and Director      October 8, 1999
 ____________________________________
            Jon L. Edwards

                  *                   Director                    October 8, 1999
 ____________________________________
       Lawrence D. Lenihan, Jr.

                  *                   Director                    October 8, 1999
 ____________________________________
           Peter S. Sealey
                  *                   Director                    October 8, 1999
 ____________________________________
           James DeSorrento

                  *                   Director                    October 8, 1999
 ____________________________________
          A. Brooke Seawell

       /s/ Sandra L. Abbott
 *By: _______________________________
           Sandra L. Abbott
           Attorney-in-Fact


                                 EXHIBIT INDEX

 Exhibit
  Number
 -------
  1.1     Form of Underwriting Agreement.

  2.1**   Agreement and Plan of Reorganization between Registrant, Netranscend
           Software, Inc. and Ruiqing "Barclay" Jiang, dated March 8, 1999.

  3.1**   Form of the Amended and Restated Certificate of Incorporation of the
           Registrant to be in effect after the closing of the offering made under this Registration Statement.

  3.2**   Form of the Amended and Restated Bylaws of the Registrant to be in
           effect after the closing of the offering made under this
           Registration Statement.

  4.1**   Warrant to purchase 500,000 shares of Common Stock of the Registrant, dated January 11, 1999, held by Timothy Favia.

  4.2**   Warrant to purchase 100,000 shares of Common Stock of the Registrant, dated June 15, 1999, held by Retail Ventures International, Inc.

  4.3**   Warrant to purchase 150,000 shares of Series B Preferred Stock of the
           Registrant, dated June 15, 1999, held by Retail Ventures
           International, Inc.

  4.4**   Warrant to purchase 125,000 shares of Series B Preferred Stock of the
           Registrant, dated June 15, 1999, held by Zeron Capital, Inc.

  4.5     Specimen Common Stock Certificate.

  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.

 10.1**   Form of Indemnification Agreement between the Registrant and each of its directors and officers.

 10.2**   Amended and Restated 1999 Stock Plan and form of agreements thereunder.

 10.3**   1999 Employee Stock Purchase Plan and form of agreements thereunder.

 10.4**   1997 Stock Plan and form of agreements thereunder.

 10.5**   Basic Lease Agreement, First Amendment and Basic Lease Information
           thereto, between R&E Holdings, LLC and Persis Corporation and
           BidCom, Inc., dated September 24, 1999, February 1, 1997 and July
           31, 1998, respectively.

 10.6**   Sublease, dated July 9, 1999, with Telocity, Inc.

 10.7**   Employment Agreement with Gregory R. Raifman, dated February 19,
           1999.

 10.8**   Employment Agreement with Jon L. Edwards, dated February 19, 1999.

 10.9**   Employment Agreement with Walter Haefeker, dated February 19, 1999.

 10.10**  Employment Agreement with Ruiqing "Barclay" Jiang, dated March 24,
           1999.

 10.11**  Employment Agreement with Sandra L. Abbott, dated August 6, 1999.

 10.12+** Technology Integration and Services Agreement between the Registrant and DoubleClick, Inc., dated July 22, 1999.

 10.13**  Shareholders' Rights Agreement, dated July 30, 1999.

 23.1     Consent of PricewaterhouseCoopers LLP, independent accountants.

 23.2     Consent of PricewaterhouseCoopers LLP, independent accountants.

 23.3     Consent of Counsel (see Exhibit 5.1).

 24.1**   Power of Attorney (see page II-5).

 27.1**   Financial Data Schedule.

--------

** Previously filed.
 + Confidential treatment requested.